June 29, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F

   X     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number

EMGOLD MINING CORPORATION (Exact Name of the Registrant as Specified in its Charter)
BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization) Suite 1400, 570 Granville Street Vancouver, British Columbia, Canada, V6C 3P1
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act	None
Securities registered or to be registered pursuant to Section 12(g) of the Act	Common Shares, without Par Value (Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or Common Shares as of the close of the period covered by the Registration Statement:
Common Shares without Par Value	65,518,099 (Number of Outstanding Shares of Common Stock)

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

NOT APPLICABLE

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17 X     Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

T A B L E O F C O N T E N T S

                                                                    Page

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

6

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

6

ITEM 3.

KEY INFORMATION

6

ITEM 4.

INFORMATION ON THE COMPANY

17

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

34

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

45

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

53

ITEM 8.

FINANCIAL INFORMATION

56

ITEM 9.

THE OFFER AND LISTING

57

ITEM 10.

ADDITIONAL INFORMATION

58

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

72

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

73

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

73

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

73

ITEM 15.

CONTROLS AND PROCEDURES

73

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

73

ITEM 16B.

CODE OF ETHICS

73

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

73

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

73

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

  73

ITEM 17.

FINANCIAL STATEMENTS

73

ITEM 18.

FINANCIAL STATEMENTS

74

ITEM 19.

EXHIBITS

74

STATEMENT REGARDING FORWARD LOOKING INFORMATION

Certain statements in this Registration Statement under the captions “Risk Factors”, “Business Overview”, “Operating and Financial Review and Prospects” and Quantitative and “Qualitative Disclosures about Market Risk” and elsewhere in this Registration Statement and the documents attached as exhibits constitute “forward-looking statements” within the meaning of the United States securities laws.  Some forward-looking statements may be identified by such terms as “believes,” “anticipates,” “intends” or “expects.”  These forward-looking statements are based on the Company’s current expectations and projections about future events and financial trends affecting the financial condition of its business and the industry in which it operates.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, or industry results to be materially different from any future results, performance, or achievements expressly or implied by such forward-looking statements.  Such factors include, among others, the following:  general economic and business conditions, which will, among other things, impact demand for gold and other metals; industry capacity; the ability of the Company to implement its business strategy; changes in, or the unintentional failure to comply with, government regulations (especially safety and environmental laws and regulations); changes in the uses of gold and other metals; gold and commodity price volatility; increased competition; mining risks; exploration programs not being successful; inability to obtain financing; inability to obtain or, cancellation of, government permits; changes to regulations and mining law; increased reclamation obligations; title defects with respect to properties; risks associated with international operations; and foreign exchange and currency fluctuations.

Conversion of metric units into imperial equivalents is as follows:

Metric units	Multiply by	Imperial units
Hectares	2.471	= acres
Metres	3.281	= feet
Kilometres	0.621	= miles (5,280 feet)
Grams	0.032	= ounces (troy)
Tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

S.E.C. Industry Guide	National Instrument 43-101

Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.  The United states Securities and Exchange Commission requires a final or full Feasibility Study to be completed in order to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits. Note that for industrial mineral properties, in addition to the Feasibility Study, “sales” contracts or actual sales may be required in order to prove the project’s commerciality and reserve status.

Mineral Reserve: The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Reserves: Reserves for which a quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Proven Mineral Reserve: The economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Reserves: For which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced.  The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Probable Mineral Reserve: The economically mineable part of an indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources

This Registration Statement may use the terms "measured resources" and "indicated resources."  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This Registration Statement may use the terms “inferred resources.”  We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Glossary of Abbreviations

AA

Annexation Application

Ag

Silver

Au

Gold

Ba

Barium

Co

Cobalt

Cu

Copper

EM

Electromagnetic

Fe

Iron

Gpm

Gallons per minute

Gpt

Grams per tonne

g/t

Grams per tonne

IP

Induced Polarization geophysical survey

Ni

Nickel

NSR

Net smelter returns royalty

Oz

Troy ounce

Pb

Lead

Pd

Palladium

Ppb

Parts per billion

Ppm

Parts per million

Pt

Platinum

S

Sulphur

Ton

Short ton (2,000 pounds)

Tonne

Metric ton (1000 kilograms - 2204.62 pounds)

Tpd

Tons per day

VLF

Very low frequency electromagnetic geophysical survey

VMS

Volcanogenic massive sulphide

All currency amounts in this Registration Statement are stated in United States dollars unless otherwise indicated.

PART 1

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Name	Business Address	Function
William J. Witte	Suite 1400 570 Granville Street Vancouver, British Columbia V6C 3P1	President, Chief Executive Officer and Director
John King Burns	270 Sylvan Avenue 2nd Floor, Englewood Cliffs, New Jersey 07632	Chairman and Director
Frank A. Lang`	Suite 1400 570 Granville Street Vancouver, British Columbia V6C 3P1	Director
Sargent H. Berner	10th Floor 595 Howe Street Vancouver, British Columbia V6C 2T5	Director and Legal Counsel
Ross Guenther	P.O. Box 1836 179 Clydesdale Court Grass Valley, California 95945	Director
Joel D. Schneyer	9764 East Derby Way Parker, CO 80134	Director
Shannon M. Ross	Suite 1400 570 Granville Street Vancouver, British Columbia V6C 3P1	Chief Financial Officer and Corporate Secretary
Ian Chang	Suite 1400 570 Granville Street Vancouver, British Columbia V6C 3P1	Vice President, Project Development
Arthur G. Troup	Suite 1400 570 Granville Street Vancouver, British Columbia V6C 3P1	Consultant and Chief Geologist, Canada

The Company’s auditor is PricewaterhouseCoopers LLP, Chartered Accountants, of 250 Howe Street, Vancouver, British Columbia V6C 3S7.  PricewaterhouseCoopers LLP, was appointed on January 28, 1997.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

(a)

Selected Financial Data

The selected financial data of the Company for the years ended December 31, 2004, 2003 and 2002 was derived from the financial statements audited by PricewaterhouseCoopers LLP, Chartered Accountants, as indicated in the audit report included elsewhere in this Registration Statement.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends on its common shares since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

The following table constitutes selected financial data for Emgold Mining Corporation, which has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), the application of which, differs in certain material respects from United States GAAP (“US GAAP”).  Differences affecting the financial statements of the company are outlined in Note 14 to the consolidated financial statements.

See Item 17 for accompanying consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for further details, including Note 14 that reconciles Cdn GAAP to US GAAP.

(United States Dollars)

Period End Balances (as at)	December 31,
Balance Sheet Data	2004	2003	2002	2001	2000
Cdn GAAP
Total assets according to financial statements	$ 2,948,747	$ 6,088,824	$ 208,441	$ 5,077	$ 13,096
Total liabilities	1,036,478	710,467	581,670	886,708	964,454
Contributed surplus	2,128,708	1,654,998	—	—	—
Cumulative translation adjustment	(577,456)	(577,456)	(622,352)	(615,021)	(643,057)
Share capital	22,910,579	21,403,748	14,191,746	13,457,917	13,454,695
Deficit	(22,549,562)	(17,102,933)	(13,942,353)	(13,699,444)	(13,674,534)
US GAAP
Total assets	2,807,693	6,088,824	208,441	5,077	13,096
Total liabilities	458,949	193,050	581,670	886,708	964,454
Share capital	23,488,108	21,965,670	14,191,476	13,457,917	13,454,695
Contributed surplus	2,128,708	1,654,998	—	—	—
Cumulative translation adjustment	(577,456)	(577,456)	(622,352)	(615,021)	(643,057)
Deficit	$(22,690,616)	$(17,147,038)	$ (13,942,353)	$ (13,699,444)	$ (13,674,534)

(United States Dollars)

Period End Balances (as at)	December 31,
	2004	2003	2002	2001	2000
Cdn GAAP
Equipment and mineral property interests	$ 1,149,781	$ 172,854	$ 55,485	$ 23,200	$ 30,002
Ceramext process™	141,054	—	—	—	—
Shareholders’ equity (deficiency)	1,912,269	5,378,357	(373,229)	(856,548)	(863,406)
US GAAP
Equipment and mineral property interests	1,149,781	172,854	55,485	23,200	30,002
Ceramext process™	—	—	—	—	—
Shareholders’ equity (deficiency)	2,348,744	5,287,455	(373,229)	(856,548)	(862,896)
Number of outstanding shares	47,158,099	43,455,880	25,119,319	18,589,319	18,489,319

No cash or other dividends have been declared on common shares.

	For the years ended December 31,
Statement of Operations Data	2004	2003	2002	2001	2000
Investment and other income/recoveries	$ 60,366	$ 50,788	$ 165,239	$ 227,780	$ 428,004
General and administrative expenses	1,632,318	2,086,089	151,036	172,674	202,746
Mineral property write-downs (recoveries)	—	—	1	43,952	304,055
Exploration expenses	2,876,046	1,101,225	257,111	36,064	192,426
Ceramext research costs	998,631	24,054	—	—	—
Loss according to financial statements (Cdn GAAP)	(5,446,629)	(3,160,580)	(242,909)	(24,910)	(271,223)
Loss per share (Cdn GAAP)	(0.12)	(0.11)	(0.01)	(0.00)	(0.02)
Loss according to financial statements (US GAAP)	(5,545,230)	(3,112,491)	(242,909)	(24,910)	(271,223)
Loss per share (US GAAP)	(0.12)	(0.11)	(0.01)	(0.00)	(0.02)

Currency and Exchange Rates

All monetary amounts contained in this Registration Statement are, unless otherwise indicated, are expressed in United States dollars (“U.S.”).  On June 15, 2005, the inverse of the Federal Reserve noon rate for Canadian Dollars (“Cdn”) was Cdn$1.00:U.S.$0.8066.

The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of the month in such periods) and the range of high and low exchange rates for such periods.

		For the years ended December 31,
	2004	2003	2002	2001	2000	1999
End of Period	1.20	$1.29	$1.58	$1.59	$1.50	$1.44
Average for Period	1.30	1.39	1.57	1.55	1.50	1.49
High for Period	1.40	1.58	1.61	1.60	1.56	1.53
Low for Period	1.18	1.29	1.51	1.49	1.44	1.44

	September	October	November	December	January	February
	2004	2004	2004	2004	2005	2005
End of Period	1.26	1.22	1.19	1.20	1.24	1.23
Average for Period	1.29	1.25	1.20	1.22	1.22	1.24
High for Period	1.31	1.27	1.23	1.24	1.24	1.25
Low for Period	1.26	1.22	1.18	1.19	1.20	1.23

(b)

Capitalization and Indebtedness

Statement of Capitalization and Indebtedness

As of April 30, 2005

Shareholders’ Equity
Common Shares, 500,000,000 without par value
Preference Shares, 50,000,000 convertible without par value

47,158,099 Common Shares issued and outstanding	22,819,677
3,948,428 Preference Shares issued and outstanding, equity portion of Class A Convertible Preference Shares	90,902
Contributed surplus	2,128,708
Cumulative translation adjustment	(577,456)

TOTAL SHARE CAPITAL AND CONTRIBUTED SURPLUS	24,461,831
Retained earnings (deficit), December 31, 2004	(22,549,562)
Common Stock Options – Vested and Outstanding	4,166,500
Common Stock Purchase Warrants Outstanding	6,232,799

Guaranteed Debt	Nil
Unguaranteed Debt	Nil
Debt balance, including accretion of debt on Preference Shares	577,529
Provision for Reclamation Liabilities	Nil

(c)

Reasons for the Offer and Use of Proceeds

Not applicable.

(d)

Risk Factors

Financial Risk Factors

Emgold currently has no source of operating cash flow and has a history of operating losses.  Emgold currently has no revenues from operations and all of its mineral property interests are in the exploration or development stages.  The Company will not receive revenues from operations at any time in the near future, and Emgold has had no prior years’ history of earnings or cash flow.  Neither Emgold nor its predecessors have paid dividends on their shares since incorporation and the Company does not anticipate doing so in the foreseeable future, but we expect to if we are successful in permitting the Idaho-Maryland Mine and going into the production of gold.

Emgold has no revenue other than interest income.  A mining project can typically require five years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company’s exploration properties in that time frame.  All of Emgold’s short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing.  At December 31, 2004, Emgold had working capital of $1,192,564 compared to working capital of $5,716,521 at December 31, 2003.  Working capital is defined as current assets less current liabilities.

The Company may be unable to obtain necessary permits for production of gold at the Idaho-Maryland project, its most significant asset.

Ceramics production from the tailings and other materials is dependent upon successful development of the technology and if successful, the ability of the Company to obtain the necessary permits to build and operate facilities.  Markets for the ceramics products must also be determined.  The Company’s budget for fiscal 2005 and 2006 encompasses these risks, but there is no guarantee that the planned development will be successful and be completed within the timeframe of two years presently in the Company’s plan of development.  If the Company is unable to obtain equity or other form of financing to continue operation, development of the Idaho-Maryland Mine would be curtailed, as would research and development of the Ceramext™ process.

Emgold may be unable to obtain the funds necessary to expand exploration.  If Emgold’s exploration and research and development programs are successful, additional capital will be required to place it in commercial production, and for the development of a full-scale process plant using the Ceramext™ process.  To date, the only sources of funds that have been available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party or parties carrying out further development thereof.  We presently have sufficient financial resources to undertake a limited exploration program in mid fiscal 2005.  We have been successful in the past in obtaining financing through the sale of equity securities, but as a venture capital company, it of often difficult to obtain adequate financing in the future or that the terms of such financings will be favourable.  If we fail to obtain additional financing on a timely basis, the Company could forfeit its interest in its mineral property interests, dilute its interests in the properties and/or reduce or terminate operations.  Exploration programs would have to be prioritized to fit within cash availability.

Currently the Company is reviewing strategies for private placement financings that will carry the Company through the next year of operations, with warrants attached as part of the private placement to fund the Company for a further one to two year period.  The financing will result in dilution of the Company’s shares.  Funds from the private placement will be used primarily for exploration at the Idaho-Maryland Property and for continued development of the Ceramext™ process.

Volatile gold prices can cause significant changes in the Company’s share price because as gold prices increase or decrease, the economic viability of the mineral properties is affected.  Emgold has no history of mining or sources of revenue.  It is dependent upon financing from forms of capital, whether from issuances of its common shares, joint ventures, or other form of business venture.  The Company is exploring for gold, and historically, the prices of the common shares of junior mining companies are very volatile.  This volatility may be partly attributed to the volatility of gold prices, and also to the success or failure of the Company’s exploration programs.

Environmental and Regulatory Risk Factors

We may be unable to obtain necessary permits for the Idaho-Maryland project.  Emgold, through its subsidiary, Idaho-Maryland Mining Corporation (“IMMC”), submitted its initial application to acquire a Conditional Mine Use Permit (“CMUP”) to construct a decline and surface facilities to continue with the underground exploration of the Idaho-Maryland.  It is anticipated that permitting will cost approximately $1,200,000 and is expected to take fourteen to twenty-four months to complete.  The Company has engaged the independent service provider MACTEC Engineering and Consulting of Petaluma, CA and numerous other consultants to prepare an application to obtain a CMUP for submission to the City of Grass Valley and other local and state agencies.

The time and resources to obtain and revise permits may significantly add to the cost of exploring or developing a mineral property.  As the Company is in the beginning stages of the permitting process, it is difficult to determine the cost of revised permits and procedures.

Compliance with environmental regulations could affect future profitability and timeliness of operations.  The current and anticipated future operations of the Company, including development activities and commencement of production on its properties, require permits from various federal, territorial and local governmental authorities.  Companies engaged in the development and operations of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Emgold believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  The Company may be unable to obtain all permits required for exploration, development and construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

On February 9, 2005, the Company filed the formal application with the City of Grass Valley to acquire a Conditional Mine Use Permit (“CMUP”) to construct a decline and surface facility to continue with the underground exploration of the Idaho-Maryland.  It is anticipated that permitting will cost approximately $1,200,000 and is expected to take fourteen to twenty-four months to complete.  The Company has used numerous consultants to prepare an application to obtain a CMUP.  The Company has been preparing and filing additional documents with the City of Grass Valley, as requested, pursuant to the permitting process.

The Company seeks to reopen the historical Idaho-Maryland Mine, in accordance with all applicable federal, state, and local laws and regulations, for the purposes of:

  Exploring and developing the gold ore deposits therein,

  Processing the associated geological matrix residues to produce ceramic building materials via a proprietary process, and

  Operating and maintaining these facilities for the life of the project to be determined by completion of a positive feasibility study.

Readers are cautioned that the CMUP is required in order to dewater (removal of water from) the existing mine workings at the Idaho-Maryland Mine and to construct a decline to conduct underground exploration and complete a feasibility study.  A positive feasibility study must be completed and a production decision must be made before the mine can go into gold production.  The Company is currently conducting geotechnical studies, pilot and demonstration work using the Ceramext™ technology to complete a feasibility study to determine the economic viability of producing high quality ceramic building materials from mine development rock and tailings from the Idaho-Maryland Mine.  The outcome of this feasibility work will have a direct impact on the ability of the Company to obtain the CMUP.

The Idaho-Maryland Mine Project will entail the staged exploration, and pending completion of a positive feasibility study, staged construction and operation of up to a 2400 Short Tons Per Day (“STPD”) underground gold mine, mill, as well as a 2,400 STPD manufacturing plant for ceramic brick, tiles and other potential building materials.  The ceramics plant will be designed to process development rock and gold mine tailings as feedstock to produce high quality ceramic building materials.

The General Plan, Rezone/Pre-zone, Annexation/Local Agency Formation Commission (“LAFCo”) and SMARA applications were submitted with the Formal Application for the Conditional Mine Use Permit.  Once the applications are accepted as complete the City will possibly initiate a Master Environmental Assessment (“MEA”) process as a precursor to a California Environmental Quality Act (“CEQA”) review of the project application as proposed.  Certain of the CEQA topics are expected to become issues that are prudent to address in appendices to the Formal Application.  Those are expected to be associated with the temporary and permanent growth in employment and population and demands on the social service and utility infrastructures will need to be addressed in environmental evaluations for the project.  In addition, because of the location of the mine in a riparian corridor and tributary to the Sacramento River, natural resources will also need to be addressed in an environmental evaluation.  In summary, those environmental aspects of the project anticipated to be of greatest interest to the City and County of Nevada (County) are:

  Land Use Issues - General Plan Amendments, Zoning Amendments, LAFCo for annexation of county land into the City, reclamation planning;

  Traffic and Circulation in and around the project location (e.g., road design and capacity);

  Socioeconomic Characteristics (e.g., housing, schools, water, sewerage and storm water system capacity, emergency services);

  Biological and Cultural Resources (e.g., potential for impacts to special status species and wetlands); and

  Cultural and Historical Resources (e.g., potential for prehistoric settlements along Wolf Creek, historic structures such as the Brunswick Shaft).

The upside and downside to the project for the first three items above are related to the fact the project could have “growth inducing impacts” that may not have been addressed fully in the planning documents.  Therefore, the project will need to address those impacts associated with growth due to industrial development proximate to an urban center.  The Biological, Cultural and Historical Resources are not inconsequential as there are organizations in place to monitor the impacts and remedies to these resources.  Potential impacts may easily be mitigated but will be visible and raise community interest.  The upside and downside could be associated with raising community interest.

Traditionally, local jurisdictions do anticipate compensation for improvement of intersections, expansion of services to accommodate increased demands on social services.

In addition, other requirements of CEQA can be addressed with the Formal application, including:

Air Quality – Clean Air Act (“CAA”)/ dust generation, non-point sources (machinery/ vehicles);

  Geology - Potential for subsidence;

  Hydrogeology - Effects of dewatering (removal of water from) the mine (viability of private wells);

  Surface Water and Water Quality - use of and potential exposure to hazardous substances/materials, Clean Water Act (“CWA”), National Pollutant and Discharge Elimination System (“NPDES”) and the Storm Water Pollution Prevention Plan (“SWPPP);

  Visual - Construction of mine operations area (ore, transfer facilities), development of stockpiles, office buildings for employees;

  Public Health - Use of explosives, effects of subsidence (if any), use of and potential exposure to hazardous substances/materials.

Specific to U.S. properties, costs involved in complying with various government environmental regulations vary by anticipated operations.  Typically, surface sampling does not require any permits.  Agency review and approval for exploration drilling and access construction can vary from several hundred dollars to several thousands of dollars, depending upon the level of activity.  Permitting and environmental compliance costs vary, depending upon the level of activities proposed and the sensitivity of the areas where mineral activities are proposed.  As a general rule, these costs make up 10% or less of the total cost of the program.

In addition, certain types of operations require the submission and approval of environmental impact assessments.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.  For example, if the Company is unable to obtain required permits, and the reasons that the permits cannot be obtained are deemed to be financially insurmountable, the development of the Idaho-Maryland Mine would be curtailed, and operations in Grass Valley, California would cease.

On the Federal, State and Provincial level, regulations deal with environmental quality and impacts upon air, water, soils, vegetation and wildlife, as well as historical and cultural resources. Approval must be received for the applicable departments before exploration can begin, and will also involve ongoing monitoring of operations.  If operations result in negative effects upon the environment, government agencies will usually require the Company to carry out remedial actions to correct the negative effects.

The Company may be required to post reclamation bonding in California to ensure that areas will be reclaimed after exploration.  Reclamation bonds are also required in British Columbia, and have all been posted.  The exploration activity in British Columbia has been limited to drilling, and as such, the reclamation bonds posted are nominal.

We may be affected by changes in government regulations relating to the mining industry.  Emgold’s most significant project is located in the State of California.  Mineral exploration and mining activities in the state of California may be affected in varying degrees by government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.

Moreover, it is possible that future developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to natural resources, property and persons resulting from the Company’s operations could require the Company to modify or curtail its operations or could result in substantial costs and liabilities.  Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production cost or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.  Please see the risk factor above this section for more detail on the permitting process in California.

Failure to comply with environmental and reclamation rules could result in penalties.  Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  A breach of such legislation may result in imposition of fines and penalties.  At present, the Company has estimated that no funds are currently required for reclamation at the Idaho-Maryland property, as reclamation related to a drilling program is normally completed at the end of the program.  The Company and its employees have been in the exploration and development of mineral properties for many years.  Currently, the operations of the Company have been limited to exploration, and no mining activity has yet been undertaken.  The mining industry is closely regulated in North America, where the Company has its operations, so that permitting is required before any work is undertaken where there is any form of land disturbance.

Risk Factors Associated with Mining and Exploration

Emgold’s exploration and development efforts may be unsuccessful in locating viable mineral resources.  Resource exploration and development is a speculative business, characterized by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production.

There is no certainty that the expenditures to be made by the Company on the exploration of its properties and prospects as described herein, in particular, the Idaho-Maryland Property, will result in discoveries of mineralized material in commercial quantities.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery or ore reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.

Emgold has completed a 23,000-foot surface drill program to define additional underground targets at the Idaho-Maryland Property, but current permitting allowed us to drill from only four separate locations within the City of Grass Valley, which limits the ability of the equipment to extract suitable samples from known targets in the existing mine workings.

Emgold may not be able to market the minerals acquired or discovered by the Company due to factors beyond the control of the Company.  The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

Other Risk Factors

Emgold’s title to mineral property interests may be challenged.  Although Emgold has completed a review of titles to its mineral interests and has had two title opinions prepared on the Idaho-Maryland property, it has not obtained title insurance or any formal legal opinion with respect to all of its properties and there is no guarantee of title.  The mineral properties may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.  Emgold’s mineral property interests consist of mineral claims in British Columbia, which have not been surveyed, and therefore, the precise area and location of such claims or rights may be in doubt.  As there are unresolved native land claim issues in British Columbia, the Company’s properties and prospects in this jurisdiction may be affected in the future.  The Company’s mineral properties in British Columbia are early stage exploration, and have no known mineral resources or reserves.

Currency fluctuations between the United States dollar and the Canadian dollar may affect its financial position and results.  Many of Emgold’s principal financial obligations are in United States dollars, which make it subject to foreign currency fluctuation and such fluctuations may materially affect its financial position and results.  Currently, most of the funds of the Company have been raised in Canadian dollars and are held primarily in Canadian dollars, and are therefore subject to currency fluctuation against the United States dollar.  The consolidated financial statements are reported in United States dollars and the functional currency of the Company is in United States dollars.

We may not be able to insure certain risks which could negatively impact our operating results.  In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological and operating conditions including rock bursts, unusual or unexpected formations, formation pressures, cave-ins, land-slides fires, explosions, flooding and earthquakes, power outages, labour disruptions, and the inability to obtain suitable or adequate machinery, equipment or labour may occur.  It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers.  It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated in British Columbia under the Business Corporations Act (British Columbia) and, consequently, there is a risk that Canadian courts may not enforce judgement of U.S. courts or enforce, in an original action, liabilities predicated upon the U.S. federal securities laws directly.  A majority of the Company’s directors and officers are residents of Canada and a substantial portion of the Company’s assets are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process upon those directors or officers who are not residents of the Unities States, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under United States securities laws.  There is doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the U.S. Securities Act.

Emgold’s directors and officers serve as directors and officers of other publicly traded junior resource companies.  All of the directors and officers of Emgold serve as officers and/or directors of other resource exploration companies and are engaged and will continue to be engaged in the search for additional resource opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with Emgold.  Such potential conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law.  In order to avoid the possible conflict of interest which may arise between the directors’ duties to Emgold and their duties to the other companies on whose boards they serve, the directors and officers of Emgold expect that participation in exploration prospects offered to the directors will be allocated among or between the various companies that they serve on the basis of prudent business judgement and the relative financial abilities and needs of such companies.

Emgold is dependent on its ability to recruit and retain key personnel.  Emgold has relied on and may continue to rely upon consultants and others for exploration, development and technical expertise.  The Company strongly depends on the business and technical expertise of its management and key personnel.  The Company has been able to expand its management and human resources to date in fiscal 2005.  As the Company’s operations expand additional general management and human resources will be required.  It may be difficult for Emgold to find and retain the services of qualified personnel.  The success of Emgold and its ability to continue to carry on operations is dependent to a significant extent on its ability to retain the services of these employees and members of its board of directors.  Emgold does not have key man insurance for any of its employees, as the Company is still at an early stage of development, and there is a high level of communication between all employees and consultants working for the Company.  As the size of the Company increases and job functions narrow, the Company will review the need for key man insurance.

Risks Relating to an Investment in the Securities of the Company

The Company could be deemed a Passive Foreign Investment Company which could have negative consequences for U.S. investors.  Potential investors who are U.S. taxpayers should be aware that Emgold expects to be a passive foreign investment company (“PFIC”) for the current fiscal year, and may also have been a PFIC in prior years and may also be a PFIC in subsequent years.  If Emgold is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Emgold.  In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer.  A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Emgold’s net capital gain and ordinary earnings for any year in which Emgold is a PFIC, whether or not Emgold distributes any amounts to its shareholders.  A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein.

The liquidity of our shares in the United States markets may be limited or more difficult to effectuate because we are a “Penny Stock” issuer..  Emgold’s stock may be subject to U.S. “Penny Stock” rules which may make the stock more difficult for U.S. shareholders to trade on the open market.  Rules 15-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in a “penny stock”.  A “penny stock” is defined as an equity security with a market price of less than $5.00 per share.  However, an equity security with a market price under $5.00 will not be considered a penny stock if it fits within any of the following exceptions:

(i)

the equity security is listed on NASDAQ or a national securities exchange;

(ii)

the issuer of the equity security has been in continuous operation for LESS than three years, and either has (a) net tangible assets of at least $5,000,000, or (b) average annual revenue of at least $6,000,000; or

(iii)

the issuer of the equity security has been in continuous operation for MORE than three years, and has net tangible assets of at least $2,000,000.

The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.  Under this rule, broker/dealers who recommend Emgold’s securities to persons other than established customers and accredited investors (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US300,000, together with his or her spouse) must make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to a transaction prior to sale.  Securities are exempt from this rule if their market price is at least $5.00 per share.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks.

Emgold’s stock price may limit its ability to raise additional capital by issuing common shares.  The low price of Emgold’s common stock also limits Emgold’s ability to raise additional capital by issuing additional shares.  There are several reasons for these effects.  First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks.  Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks.  As a result, Emgold’s shareholders pay transaction costs that are a higher percentage of their total share value than if Emgold’s share price were substantially higher.

The market for the Company’s stock has been subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell the Company’s shares.  The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (e.g. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company have experienced wide fluctuations that have not necessarily been related to the operations, performances underlying asset values, or prospects of such companies.  For these reasons, the shares of the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.  Emgold’s shares have ranged between approximately Cdn$0.03 and Cdn$1.55 in the last three years.

Significant potential equity dilution and end of lock-ups.  A summary of Emgold’s diluted share capital is as follows:

Emgold has a large number of stock options outstanding (6,064,000, at April 30, 2005), of which 979,000 are exercisable at prices ranging from Cdn$0.10 to Cdn$0.60 per share which will likely act as an upside damper on the trading range of Emgold’s shares.  The remaining 5,085,000 options are exercisable at prices of Cdn$0.90 to Cdn$1.00 per share, which is outside the trading range of Emgold to date in fiscal 2005 of Cdn$0.36 to Cdn$0.83 per share.  As a consequence of the passage of time since the date of their original sale and issuance, there are no shares of Emgold remain subject to hold period restrictions in Canada or the United States as of April 30, 2005.  At April 30, 2005, there are 6,232,799 warrants exercisable at a price of Cdn$1.00 until December 22, 2005.  The resale of outstanding shares from the exercise of dilutive securities would have a depressing effect on the market for Emgold’s shares.  Dilutive securities at April 30, 2005, represent approximately 26.08% of Emgold’s issued shares.  Subsequent to April 30, 2005, the Company has issued 3,480,000 common shares pursuant to a non-brokered private placement.  Each unit, priced at Cdn$0.50, was comprised of one common share and one share purchase warrant, exercisable at a price of Cdn$0.70 for a period of two years from regulatory approval, or September 4, 2005.  The remaining 14,880,000 units in the private placement are subject to shareholder approval at the Company’s Annual General Meeting to be held on June 8, 2005.  On issuance of the shares subscribed for, the Company will have a new major shareholder who will hold approximately 23% of the issued and outstanding voting shares of Emgold, and if all of the warrants included in the private placement are exercised, this percentage could increase to approximately 36%.  The units are being purchased by Galaxy Fund, Inc. (“Galaxy”), a mutual fund based in Road Town, British Virgin Islands.  In consideration for introducing Emgold to purchasers for the non-brokered financing, cash finder’s fees in an amount equal to 4% of the gross proceeds received are expected to be payable.

Risks Associated with the Development of the Ceramext™ Technology.  Emgold’s management and consultants have identified possible areas of risk concerning the development of the Ceramext™ technology and are addressing the remediation of these risks during the pilot, demonstration and feasibility phases of the project.  Risks that may apply to the technology include the high-energy consumption that must be expended to remove all water from feedstock.  The capital and/or operating costs for removing water from the feedstock may prohibit the economic exploitation of the technology.  There is also a risk that the high temperature viscosity (plastic deformation) behaviour of the complex silicates may be too slow to allow for relatively conventional forming techniques to be used to make products after extrusion.  The process will require uniform waste raw materials and it may be difficult to maintain the uniformity of the feedstock causing difficulty with process control.

The Ceramext™ vacuum hot extrusion process has been demonstrated on a preliminary, laboratory basis.  It has been possible to perform simple extrusion on a wide variety of silicate materials at elevated temperatures.  Materials of high strength and very low porosity have been produced.  However, the basic parameters of the process have not been completely studied and the process is far from production ready.  In addition, the process equipment needed for commercial exploitation has not been engineered or demonstrated, and it is not available since the process is new.

ITEM 4.

INFORMATION ON THE COMPANY

(a)

Introduction

The Company’s executive office is located at:

Suite 1400 – 570 Granville Street, Vancouver, British Columbia  V6C 3P1

Telephone:  (604) 687-4622

Facsimile:  (604) 687-4212

E-Mail:  info@emgold.com

Website:  www.emgold.com

The contact person in Vancouver is William J. Witte, President and Chief Executive Officer.

The Company does not have an agent in the United States, and as such, the mailing address of the Company is the Company’s executive office at the address noted above.

The Company currently shares offices with a group of mining companies that share the offices and administrative services rendered by LMC Management Services Ltd. (“LMC”), who rent the office at the above address.  The lease on the premises rented by LMC expires on June 30, 2005, and an extension to the lease is currently under negotiation.  The Company is evaluating its options with respect to its current office premises and at the date of this Registration Statement no determination has been made.

The Company’s fiscal year end is December 31.

The Company’s common shares trade on the TSX Venture Exchange under the symbol “EMR”.

The authorized share capital of the Company consists of 500,000,000 common shares and 50,000,000 preference shares.  As of December 31, 2004, the end of the most recent fiscal year, there were 47,158,099 common shares and 3,948,428 Class A Convertible Preference shares issued and outstanding.  At June 15, 2005, there were 65,518,099 common shares and 3,948,428 Class A Convertible Preference shares issued and outstanding.

(b)

History and Development of the Company

The legal name of the Company, which is the subject of this Form 20-F, is “Emgold Mining Corporation”.

Emgold Mining Corporation (“Emgold” or the “Company”) was originally incorporated under the Company Act (British Columbia) as 361869 BC Ltd. on March 17, 1989.  The Company’s name was changed to HLX Resources Ltd. (“HLX”) on July 19, 1989.  On August 31, 1989, HLX was amalgamated with four inactive mineral exploration companies - Eastern Mines Ltd. (incorporated March 10, 1980), Gallant Gold Mines Ltd. (incorporated January 18, 1979), Silver Sceptre Mines Ltd. (incorporated March 10, 1980) and Standard Gold Mines Ltd. (incorporated February 6, 1980).  The four companies were all inactive mineral exploration companies at the time of the amalgamation.  Eastern Mines Ltd., Silver Sceptre Mines Ltd. and Standard Gold Mines Ltd. originally had exploration properties in the Terrace Bay area of Ontario.  Gallant Gold Mines Ltd. originally had exploration properties in the Rossland-Trail area of British Columbia.  After the amalgamation, the resulting company continued to be named HLX Resources Ltd.

On March 30, 1992, HLX changed its name to Emperor Gold Corporation at which time a special resolution of the shareholders was passed to consolidate the common shares on a five old for one new common share basis and to increase the authorized share capital from 10,000,000 common shares without par value and 50,000,000 first preference shares without par value, to 50,000,000 common shares without par value and 50,000,000 first preference shares without par value.  The Company’s memorandum and articles were amended to reflect this change.  On August 12, 1997, the Company’s memorandum and articles were again amended as the Company changed its name to Emgold Mining Corporation.  The name was changed due to the fact that there was an unrelated mining company with a very similar name to the Company, with offices in Vancouver, British Columbia.  To avoid continued confusion between the two companies, the name was shortened to Emgold.

In fiscal 2002, the Company’s share capital was increased from 100,000,000 to 550,000,000 shares without par value, divided into 500,000,000 Common Shares without par value and 50,000,000 First Preference Shares without par value, each share having attached thereto the special rights and restrictions set out in the Articles of the Company.

Since its incorporation in 1989, the Company has been in the business of acquiring and exploring mineral properties.  For most of the past three completed financial years, and prior to that, the Company has been principally engaged in attempting to locate deposits of precious and base metals on the Idaho-Maryland Property located near the city of Grass Valley in Nevada County, California, U.S.A.   The Company originally acquired the Idaho-Maryland property in August 1993.  Over the next five years, significant expenditures were made on the Idaho-Maryland property.  It became increasingly difficult to continue to raise capital to continue with the exploration activities a project the size of the Idaho-Maryland requires.  Gold prices continued to drop and the Company determined that the property required a write-down to a nominal carrying value of $1.  The Company was still very interested in the Idaho-Maryland property and continued to pursue various financing alternatives.  The owners of the Idaho-Maryland property also tried to sell the property but were not successful.

During 2002, the Company successfully renegotiated the terms and conditions of an agreement with the owners of the Idaho-Maryland Property located in Grass Valley, California.  The previous lease had been terminated.  The term of the amended lease is for a period of five years, commencing on June 1, 2002, and ending on May 31, 2007.  The owners have granted to Emgold the exclusive right and option to purchase all of the leased property.  As consideration for this option, Emgold agreed to pay to the owners the following non-refundable amounts: $9,000 on each of the following dates: May 31, 2002, August 1, 2002, and December 1, 2002, all of which were paid.  Payments of $19,500 were due quarterly on the first day of February, May, August and November in 2003, all of which were made and payments of $25,500 quarterly on the first business day of each of the same months during the years from 2004 to 2007.  All required payments have been made to the date of this report in fiscal 2005.  In the event that all payments have been made, the purchase price for 2002 was to be $4,350,000.  For succeeding lease years in which the option may be exercised, that price shall be increased by 3% each year.  All royalty payments are applied as a credit on the purchase price, but option payments may not be so applied.

In 2004, the Company entered into a three-year lease and option to purchase agreement for a 44,750 square foot building located in Grass Valley, California. Minimum lease payments are $17,005 per month beginning April 1, 2004, and will increase to $17,900 on April 1, 2005, and to $20,138 on April 1, 2006.  The warehouse style building is of sufficient size to store the core and maps relating to the Idaho-Maryland project.  Currently two pilot test plants are housed in the facility, and the building is large enough to house, build and test a demonstration-sized plant utilizing the Ceramext™ process.  The demonstration plant may be up to 80 feet in length.  There is good access to the building.  It has the electrical power and heat to conduct all testing required.  Subsidiary administration, geological and research personnel are all housed in the building.

In 2004, the Company entered into a joint venture with a private, non-related company to acquire approximately 45.4 acres adjacent to other properties under option by the Company in Grass Valley, California.  The Company’s share of the purchase price was $542,500.  The property was acquired to complement the Idaho-Maryland property, as the combined 102.5-acre site would be suitable for mining milling and ceramic manufacturing facilities.  The Company and its arm’s-length partner have agreed to develop all the related properties for industrial/commercial use in conjunction with the potential development of the Idaho-Maryland project.  The land was required for buildings that would be need to be constructed for mining operations including ceramic storage areas, access for vehicular traffic and to provide buffer zones to isolate the mine from adjacent properties.  Development o the site is subject to review and approval of the City of Grass Valley.

Emgold has also acquired the rights to the Ceramext™ technology, and its potential application at the Idaho-Maryland Mine and as a business opportunity for processing a wide range of other waste and naturally occurring materials to produce high quality ceramic building materials.  The Company is currently building and operating pilot and demonstration plants in Grass Valley, California to assist in the commercialization of the process and to conduct marketing and feasibility studies.

The Company has recently completed a NI 43-101 Technical Report and Preliminary Assessment (“Preliminary Assessment”) (required by regulatory authorities in Canada) prepared by AMEC Americas Limited (“AMEC”), using Measured, Indicated and Inferred Mineral Resources from the Idaho-Maryland Mine to evaluate the production of high quality ceramic building materials.  The report identifies the necessary activities for staged development of the Idaho-Maryland Mine and also includes the estimated capital and operating cost to put the historic mine back into production as a ceramic producer and complete a large underground gold exploration program leading to a feasibility study to possibly define an economic gold reserve.  The Preliminary Assessment describes the staged development of the Idaho-Maryland Mine to process 1,200 tons per day to 2,400 tons per day to produce from 90 million to over 300 million equivalent square feet of ceramic tile per year.  If the Company is able to obtain financing for the development of the Ceramext™ process and is able to successfully commercialize the process, revenues from licensing and royalties should be able to be received from other new and existing operations.  Other revenue would be expected from the production of ceramic building materials.  The feedstock for this material could come from mine development rock and tailings (Idaho-Maryland Mine), incinerator ash, fly ash from coal-fired power plants, slag, clays and other waste materials.

Emgold also has options on three properties, the Rozan, Stewart and Jazz properties, which are located in the Nelson district north of Ymir in south-eastern British Columbia.

(c)

Business Overview

General

Emgold Mining Corporation (“Emgold” or the “Company”) is a natural resource company engaged in the business of acquiring, exploring and financing mineral resource properties, primarily precious and base metals and the development and commercialization of novel technology for the production of high value products from minerals and waste products.

Since its incorporation in 1989, the Company has been in the business of acquiring and exploring mineral properties.  For most of the past three completed financial years, and presently, the Company has been principally engaged in attempting to locate deposits of precious and base metals on the Idaho-Maryland Property located near the city of Grass Valley in Nevada County, California, U.S.A.

The Company explores for minerals, in particular gold, and in fiscal 2003 and to date in fiscal 2004 has concentrated its efforts on the Idaho-Maryland Mine in California and the Stewart, Jazz and Rozan properties in British Columbia.  Currently, Emgold has interests in several properties in the early exploration stage and a property located in California in an advanced exploration stage.  No definitive ore reserves have yet been identified on any of the properties and the Company is continually evaluating the results from the various exploration programs underway and analyzing future potential.  In 2004 the Company acquired the rights to the Ceramext™ technology.  The Company utilizes the services of employees and consultants in Grass Valley for exploration on the Idaho-Maryland property and the research and development of the Ceramext™ process.

The prices of common shares of junior exploration companies are indirectly tied to gold prices which have fluctuated in the past ten years.  This affects exploration activity.  The ability to raise funds for exploration and development in a venture capital company is affected by factors such as the price of gold, a factor over which the Company has no control.  Annual average, high and low gold prices since 1995 are shown below, which shows the fluctuation in the price of gold.  Metals prices also affect the rate of return of a mining property that reaches the development stage over the longer term.

Year	Average Price per ounce (US$)	High Price per ounce (US$)	Low Price per ounce (US$)
1995	383.79	395.55	372.90
1996	387.81	414.80	367.40
1997	331.02	362.15	283.00
1998	294.24	313.15	273.40
1999	278.98	325.50	252.80
2000	279.11	312.70	264.10
2001	271.04	293.25	255.95
2002	309.73	349.30	277.75
2003	363.38	416.25	319.90
2004	409.72	454.20	375.00
2005 (to June 27)	427.12	443.70	411.10

Idaho-Maryland Mine

IMMC seeks to reopen the historical Idaho-Maryland Mine (also referred to as “Idaho-Maryland Project”, or the “Idaho Maryland”, in this registration statement), in accordance with all applicable federal, state, and local laws and regulations. Readers are cautioned that a Conditional Mine Use Permit (“CMUP”) is required in order to (removal of water from) the existing mine workings at the Idaho-Maryland Mine and to construct a decline to conduct underground exploration and complete a feasibility study.  The Company formally applied to the City of Grass Valley (“City”) for the CMUP on February 9, 2005.  The City requested additional information to complete the application in a response letter dated March 11, 2005.  The Company is currently compiling the additional information for submission in late May or early June of 2005.  Following the acceptance of the CMUP application by the City as “complete”, it is anticipated to take 18-24 months to receive the CMUP.  The Company has budgeted $3,000,000 for internal and external costs for the CMUP process.

The Idaho-Maryland Mining Corporation (IMMC) has a Mining Lease with an Option from the “BET Group” to Purchase 37 acres of surface rights at the New Brunswick shaft site, 56 acres at the Idaho-Maryland tailings area, and approximately 2750 acres of mineral rights.  IMMC also owns 45 acres of the former sawmill site adjacent to the Idaho-Maryland tailings area.  IMMC has an easement of about one acre around the Round Hole Shaft between the Idaho-Maryland tailings area and the New Brunswick shaft site to be use for future mine ventilation and emergency access.  Additionally, IMMC owns the subsurface mineral rights of 70% of the Dana-Christopher Columbus patented mining claims and 100% of the Golden Gate West and Golden Gate East subsurface patented mining claims, totalling about 30 acres.  These properties are contiguous and are part of the current Idaho-Maryland Mining property and consist of only subsurface mineral rights.  The sawmill site was purchased so that along with the Idaho-Maryland tailings site there was sufficient surface rights to construct a portal for underground access, gold milling and ceramic manufacturing facilities, maintenance facilities, ceramic storage areas, a visitor’s center and an administrative site.  The New Brunswick site will be primarily used for dewatering the mine.

The existing mine workings are currently flooded with approximately 2,500 acre-feet of ground water, or approximately 500 million gallons.  In order to conduct underground exploration, the mine workings must e pumped out or “dewatered”.  The Company anticipates pumping water to surface up to a maximum rate of 12 acre-feet per day for approximately 9 to 12 months to complete the dewatering, if the pumping is conducted 24 hours a day and depending on the local precipitation and the water flow in the receiving waterway.  The water will be treated and pumped into an adjoining creek.  The timeframe will lengthen accordingly if pumping is not constant over the 24-hour period.

The Company may consider mining and toll milling of gold ore should sufficient gold bearing ore be defined during the initial stages of underground exploration and development.  A positive feasibility study must be completed and a production decision be made before the mine can go into production.  The outcome of this feasibility work and receipt of the CMUP will have a direct impact on the ability of the Company to put the Idaho-Maryland into production.

The development plan for the Idaho-Maryland Mine Project includes underground exploration to define further resources possibly leading to staged construction and operation of up to a 2,400 Short Tons Per Day (“STPD”) underground gold mine and mill, as well as a 2,400 STPD manufacturing plant for ceramic brick, tiles and other potential building materials.  The ceramics plant would be designed to process development rock and gold mine tailings as feedstock to produce high quality ceramic building materials, to reduce the effective cost of gold production and to mitigate the environmental impact of the proposed mining operations.

Several applications are required to be submitted with the Formal Application for the CMUP.  Once the applications are accepted as complete the City will initiate an Environmental Impact Report (EIR) process as a precursor to a California Environmental Quality Act (“CEQA”) review of the project application as proposed.  The project will need to address those impacts associated with growth due to industrial development proximate to an urban center.

Ceramext™ Process

Emgold has entered into an agreement to research, develop and commercialize the Ceramext™ technology to produce ceramic building materials which may include roof, floor and wall tiles, bricks, pavers, structural block, etc.  In return for the development and commercialization of the Ceramext™ technology the Company has received the worldwide license for the technology.  The Ceramext™ vacuum hot extrusion process has been demonstrated on a laboratory and pilot plant basis.  It has been possible to perform simple extrusion and forming operations on a wide variety of silicate materials at elevated temperatures.  Materials of high strength and very low porosity have been produced.  However, the basic parameters of the process have not been completely studied and the process is far from production ready.  In addition, the process equipment needed for commercial exploitation has not been engineered or demonstrated, and is presently not available since the process is new.  It is anticipated that the technology will take 2 to 3 years to commercialize.  Towards the end of the commercialization period, a six to eight month long feasibility study will be undertaken.  Should the feasibility study prove positive, the design and construction of a ceramics production facility on the Idaho-Maryland site is anticipated to take 18-24 months after receipt of the CMUP.  Assuming the CMUP is received in early 2006, plant operation is anticipated to begin in late 2008.

(d)

Organizational Structure

The Company has three direct and indirect wholly owned subsidiaries, Idaho-Maryland Mining Corporation (formerly Emperor Gold (U.S.) Corp. (“IMMC”)), Golden Bear Ceramics Company (formerly Holly Corporation (U.S.) (“Golden Bear”)) and Emgold (U.S.) Corporation (“Emgold US”), all incorporated in the State of Nevada.  Unless the context otherwise requires, references herein to the “Company” or “Emgold” include the subsidiaries of the Company.

(e)

Property, Plant and Equipment

The Company has active mineral exploration interest in four properties, the Idaho-Maryland (California), the Stewart (British Columbia), the Rozan (British Columbia) and the Jazz (British Columbia) properties.  During 2002, the Company wrote off a fifth property called the Holly Gold property in Nevada, due to inactivity.  The Company’s principal property is the Idaho-Maryland Property, which is comprised of three separate areas, the Idaho-Maryland, New Brunswick and Round Hole sites.  The Company is conducting an extensive surface-drilling program in and around all these sites and has also leased a building adjacent to the Idaho-Maryland site to commercialize the Ceramext™ Process.  For all three of the British Columbia properties, the Company continues to actively explore for gold, silver, molybdenum, lead and zinc through airborne geophysical surveys, rock sampling and surface drilling programs.

None of the Company’s projects have known reserves, and our proposed programs are exploratory in nature.  The research and development on the Ceramext™ Process may take several years and significant expenditures may be required before the process can be commercialized.  In addition, the process equipment need for commercial exploitation of the waste rocks from the Idaho-Maryland Mine and other materials has not been engineered or demonstrated and is not available since the process is new.

Idaho-Maryland Property

Surface and Mineral Rights

The Idaho-Maryland Property is located 1.5 miles (2.6 km) east of downtown Grass Valley, Nevada County, within the State of California.  The property comprises approximately 2,750 acres (1,113 ha) of mineral lands, with 37 acres (14.9 ha) of surface rights centered around three of the original shafts at the properties comprising the Idaho-Maryland Property, the New Brunswick shaft, which has 56 acres (22.6 ha) of surface rights west of the Idaho shaft, ownership of 45 acres (18 hectares) adjacent to the 56 acres, and a 1-acre easement around the Round Hole shaft.  The mineral rights are severed from the surface rights at a variable depth from surface, with all mineral rights being contiguous below 200 ft (60 m) from surface.  The parcels and sub-parcels have been legally surveyed a number of times since the early 1900s.  Emgold as part of its permitting process plans a complete legal survey.  The survey is an ongoing process.  Estimated costs and time to complete are not know at this time, but are not expected to exceed $300,000 in the next two fiscal years.  Most of the property is located in the City of Grass Valley, but the New Brunswick property is located in Nevada County adjacent to the City of Grass Valley.

GRASS VALLEY, CALIFORNIA - USA

CALIFORNIA
299
Redding
70
GRASS VALLEY
Reno
80
Carson City
20
85
Lake Tahoe
Pacific Ocean
101
505
Sacramento
Santa Rosa
Napa
Oakland
Stockton
San Francisco
Modesto
Fremont
Palo Alto
San Jose
Merced
N
100 Km
50 Mi
17
5
99
Clovis
Salinas
Yosemite National Park

History of the Property

Grass Valley is one of the most famous mining districts in California.  The Grass Valley Mining district has been the most productive gold area in the State of California.  The mines in the district were known as the “Northern Mines” and were not part of the Mother Lode gold belt.  The first and second largest underground gold producing mines in the state, the Empire and Idaho-Maryland, are located adjacent to one another within the district.  Placer gold was first found in Wolf Creek in 1848.  Gold-bearing quartz was discovered at Gold Hill in 1850.  The original claim on the Idaho-Maryland Property was staked in 1851 and high-grade gold mineralization was discovered in 1861, with the commencement of mining in 1863.  It has been estimated that over the approximately 106 years of gold mining activity in the Grass Valley district from 1850 to 1956, a total of 17 million ounces (529 million g) of gold were produced.  The Idaho-Maryland Property yielded an estimated 2,383,000 ounces of gold from 5,546,000 short tons for a recovered grade of 0.43 ounces of gold per short ton.  The Idaho-Maryland Property was mined only to the 3,280-foot (1,000 m) level.

The claims around the deposit were consolidated in 1915 to form the Idaho-Maryland mine.  Metals Exploration Company of New York acquired control of the property, dewatered the mine, deepened the Idaho shaft to 2,000 ft (610 m) and moved the Union Hill stamp mill to the Idaho shaft area.  Full production, however, was never achieved.  Control over the property changed in 1926 when Errol MacBoyle and Edwin Oliver created holdings that included the Idaho-Maryland, Brunswick, and Morehouse mines.  Production commenced the same year.  From 1926 to 1942 the Idaho Mine produced 650,000 ounces of gold from 1.1 million tons of ore.  The Brunswick Mine restarted production in 1934 after deepening its shaft to 3,460 ft and constructing a 750 t/d mill.  The mines were closed in 1942, due to the enactment of the Federal War Production Boards Limitation Order L-208, and were reopened again in 1945.  Production was hampered by depleted operating funds, rising costs, skilled labor shortages, and negligible exploration and underground development work.  Gold mining ceased in 1954, being briefly replaced by government-subsidized tungsten production until 1957.  Mining activity stopped altogether in 1957.  At the time of closure, Idaho-Maryland Industries, Inc owned the mine.  In 1963 Idaho-Maryland Industries executed a Quit Claim Deed to William and Marian Ghidotti.  Ownership of the mineral rights eventually passed to Mary Bouma, Erica Erickson, and William Toms (referred to as the BET Group) in 1983.

Emgold and the Idaho-Maryland Property

In August 1993, the Company originally leased, with an option to purchase, the initial four land parcels in Grass Valley, California from the unrelated owners of the properties.  Until 1999, the Company held interests in four land parcels in Grass Valley, California (collectively referred to herein as the “Idaho-Maryland Property”) through its subsidiary, IMMC.  The four parcels were comprised of the subsurface (generally below 200 feet (61 m) mineral rights to 2,745 acres (1,111 ha) of land and the surface rights to three parcels, one of 37 acres (15 ha) surrounding the 3,281 foot (1,000 m) deep New Brunswick shaft, one of 80 acres (32.4 ha) adjacent to and south of the New Brunswick shaft (the “Brunswick Millsite”) and one of 13 acres (5.3 ha) surrounding the Round Hole Shaft (the “Round Hole Shaft”).

The Company also held a 100% interest in the Round Hole Shaft property until December 2000.  It also held a lease and option to purchase a 100% interest in the other three land parcels, which has expired.  These land parcels were held as security for a convertible debenture held by Frank A. Lang and a convertible debenture held by Lang Mining Corporation, a private company controlled by Frank A. Lang, who is a director of the Company.  As the Company and the debenture holders could not come to mutually acceptable terms for an extension to the convertible debentures, which expired on June 8, 2000, the convertible debentures were cancelled and the land held as security was transferred to a private company controlled by the president of the Company at that time.

Emgold had expended significant funds on the property up until 1999, when, pursuant to Canadian generally accepted accounting principles and the policy of the Company, the status of the property was reviewed at that time, and the Company wrote the Idaho-Maryland Property down by $6,982,016 to a nominal carrying value of $1.  Gold prices were low, and it was difficult to raise capital for exploration of mineral properties.  Subsequent to that date, all costs related to the maintenance and acquisition of the Idaho-Maryland Property were expensed, as the Company was unable to finance continued development of the property.

In 2002, the lease terms on the subsurface mineral rights to the 2,745 acres of land and the 37 acres surrounding the New Brunswick shaft were renegotiated with the owners of the properties.  The term of the renegotiated lease agreement is five years, commencing on June 1, 2002.

In 2002 Emgold changed its accounting policy with respect to exploration and development expenditures, whereby these costs are expensed until a pre-feasibility or feasibility study has been completed that indicates that the property is economically feasible.  Acquisition costs relating to option payments, land payments and share issuances will continue to be capitalized, until the mineral property is determined to be uneconomic or is advanced by disposition, or further development.  The Company expended a total of $987,122 and $248,316 on exploration and lease payments associated with the property in 2003 and 2002, respectively.  During the year ended December 31, 2004, $2,773,674 was expended by the Company.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Idaho-Maryland project is located in western Nevada County, east of downtown Grass Valley and south of Nevada City.  The property is within the area of influence of Grass Valley.  Both Grass Valley and Nevada City are Sierra Nevada foothill communities located approximately 20 miles (32 km) north of Auburn and approximately 55 miles (89 km) northeast of Sacramento.  Highway 49 and Highway 20 connect the Grass Valley/Nevada City area regionally.  The 56-acre (23 ha) BET property and adjacent 45-acre (18 hectare) site are located approximately 1.5 miles (2.6 km) east of downtown Grass Valley and 3.5 miles (5.9 km) south of Nevada City.  The Brunswick property lies adjacent to a two-lane artery running 400 ft (120 m) to the north of the New Brunswick shaft.

Geological Setting

The Idaho-Maryland mine and the Grass Valley Mining District are situated in the northern portion of the Sierra Nevada Foothills Gold Belt, a geographic area containing many historic gold mines.  This belt averages 50 miles in width and extends for 320 miles in a north-northwest orientation along the western slope of the Sierra Nevada range.  The location of the Sierra Nevada Foothills Gold Belt coincides closely with a zone of metamorphic rocks and regional faults known as the outcrop area of the Sierra Nevada Foothills Metamorphic Belt.

There are several types of rocks underlying the Idaho-Maryland mine property ranging in age from late Paleozoic to late Mesozoic.  They include metamorphosed sediments, metamorphosed volcanics which are rocks sheared in fault zones and containing large slabs (termed tectonic) and a rock known as mélange, which has serpentinite and dioritic intrusives.

With regard to exploration for gold mineralization, the mélange is the unit of primary interest.

The most important of these units with respect to the feed material for the ceramics manufacturing process are the meta-volcanics.

The Idaho-Maryland property is situated within a zone of regional faults.  Within the faults, large rock clasts are present in the melange matrix.  These large clasts are referred to as slabs in Idaho-Maryland company reports.  The largest slab of metavolcanic rocks on the property is the Brunswick Slab, which is 1.5 miles (2.4 km) in length, approximately 0.6 miles (1.0 km) in width, elongated in an eastward direction, and open at depth.  At Idaho-Maryland, faults have formed the conduits necessary for gold-bearing solutions to be injected and deposited as quartz veins.  Most of the gold is contained within those quartz Veins.  The industrial minerals resource is a block within this slab and will be the ceramic feedstock.  These rocks were observed in drill core and outcropping on the surface as well.

Exploration

Mineral Resource & Mineral Reserve Estimates

The resource for the Idaho-Maryland property was estimated under the direction of Emgold Qualified Person Mark Payne (Registered Geologist 7067, State of California) using traditional longitudinal sections and 3-D geologic models by commercial mine planning software (Vulcan® and MineSight®).  AMEC's review concentrated on the geologic interpretation of the mineralization controls, the most critical factor in the resource estimate.  Historic production information was also key in establishing confidence in continuity of mineralization.  The mineral resource classification logic was also examined.

Historic Drilling

Until the mine closed in the 1950’s exploratory and delineation diamond drilling regularly took place.  Eleven hundred holes totalling 230,000 ft (70,000 m) were diamond drilled.  Hole traces were put onto the assay, stope, and geology various plans, as was all other information.  No drill logs were observed.

Down hole surveys were not conducted in early drilling, and deviation of the drill holes was common.  Recorded in the geology monthly reports were experiences such as driving an underground heading on a drill hole only to find that the hole soon curved significantly from the planned orientation.  The deviation was not consistent, and so could not be predicted.  This observation was one of the main reasons a technical report prepared for the Company recommended that mineral resources defined by drilling alone should be classified as inferred mineral resources.  No core was preserved from past mining operations at the Idaho-Maryland Mine.

Industrial Minerals Resource Exploration

Emgold initiated exploration of the Idaho-Maryland in 1993 and has continued exploration to the present.  The primary focus has been to identify gold mineralization with the objective of developing a mineable gold resource.  More recently, Emgold identified and secured rights to a new potentially commercial ceramics manufacturing process and realized that the Idaho-Maryland property may host mineral resources suitable as feedstock for the process.  Initial investigations of the meta-volcanic rock were begun in June 2004 with a geotechnical drilling program designed to obtain data for the design of a mine access ramp.  Geological information from this program was also analyzed to determine if the rock excavated during ramp construction would be suitable feedstock for the ceramics process.  The analysis included surface geologic mapping, outcrop sampling, sampling of the diamond drill core, and testing of samples to assess their suitability for ceramics manufacture.  The result of these analyses was the definition of a large volume of igneous rocks of similar composition that were considered satisfactory as an industrial mineral resource suitable for ceramics manufacture.  The industrial rocks are adequately defined by core drilling, but further testing, marketing, and production of ceramic products using the Ceramext™ Process, and the beginning of underground development will be necessary to upgrade this industrial rock into reserves.  “Sales” contracts or actual sales may be required in order to prove the project’s commerciality and then development into reserve status.  No further core drilling of the meta-volcanics is planned until access is developed underground.

Before the Company is able to demonstrate reasonable prospects for economic activity, we must complete a marketing study.  The marketing study must determine the following:

  Competing products, materials and alternatives or substitutes

  Quality control measures to meet or exceed product specifications

  Marketing area, sales potential and saturation levels

  Shipping cost, transportation capacity, and delivery schedules

  Alternative saleable products or by-products

Gold Exploration

The gold exploration program has consisted of an extensive geologic evaluation of the historical mine records plus additional diamond drilling from surface.  This rather unique program was possible because of the excellent and comprehensive preservation of the historical Idaho-Maryland mine and mill records.  This data is exhaustive and essentially complete, and was used to generate a consistent, property-wide structural geology model and vein set definition and chronology.  Unmined mineralization was identified along underground workings and in historical diamond drill holes.  Interpretation of the updated geologic model defined new vein sets and extensions of known vein sets.  This data is being entered into a three-dimensional computer model to help with interpretations.  These were categorized for mineral resource estimates, future exploration, and expansion.

Emgold feels that there is significant potential to identify substantial additional gold resources on the Idaho-Maryland property, and intends to continue with an ongoing gold exploration program.  An access ramp is planned to establish underground drilling stations for further drill testing of key gold target areas, plus definition and expansion of known gold resources.

Sampling and Analysis

The Idaho-Maryland project contains a historic database with over 36,000 assays.  The historic assays, which are almost exclusively for gold, were done on samples taken from underground workings (walls and backs from drifts and crosscuts, walls from raises).  Many are channel samples; fewer are muck car samples and grab samples.  Those from diamond drill holes comprise only a minor portion of the assay database.  The samples were fire-assayed at former mine site laboratories.  No records exist of any Quality Assurance/Quality Control (“QA/QC”) program.  Sample quality can be inferred, however, by the reconciliation of historic production records to underground sample data.  These studies, as well as a recent investigation on mill-to-resource prediction, show that the resource or reserve estimates consistently underestimated the amount of gold produced by milling, a discrepancy most likely reflective of sample size influence rather than laboratory technique.  Gold deposits with coarse gold areas are best sampled with large sample sizes, which was not common practice at the time.  Therefore, any estimates made using this historic data should include comparisons with values unadjusted and adjusted for the regular underreporting of grade (i.e., call factor).  It is believed that the comprehensive set of assay plans, supported by records of muck car stope samples and mapped geology data, as well as the detailed historical production records, all support the integrity of the assay data for the Idaho-Maryland Mine.  These data are deemed suitable for use in mineral resource estimation, and have been utilized in the reports prepared for the Company by AMEC Americas Limited (“AMEC”).

Important Note: While the AMEC Preliminary Assessment Technical Report is NI 43-101 compliant, please be aware that the report is at a scoping level.  The AMEC Preliminary Assessment Technical Report is not equivalent to a preliminary feasibility study or feasibility study and although Emgold views the conclusions reached by AMEC in the project review as very positive, these conclusions should be considered speculative at this point in time because: 1) additional resource definition is necessary, 2) technical advancement and scale up of the Ceramext™ technology is required, 3) permitting is obligatory under the supervision of the regulatory authorities, 4) capital will be required in order to prepare a feasibility study and then construct a plant to commercialize the Ceramext™ technology.

Development and Mining

The Idaho-Maryland Property in California is without known mineral reserves and the proposed programs are exploratory in nature.

Gold exploration and resource definition will involve using a MineSight® computer model which was started approximately 10 years ago using Vulcan® software.  This part of the project has been ongoing for the past year using the MineSight® software.  This model will be used to guide the underground exploration and mining locations, and to plan the types of mine development rock that will be available for ceramics use.  This work is being done in house by employees and contractors.

A small surface-drilling program is being considered to take place in either year 2005 or 2006.  That program would cost an estimated $500,000 and would total 8,000 feet of core drilling.  The two targets are the South Idaho Workings, situated on the west side of Idaho-Maryland’s property, and the Dana Vein on the northwest part of the Idaho-Maryland property.  The South Idaho would involve 5,000 feet of diamond core drilling and the Dana target would require 3,000 feet of diamond core drilling.

On March 31, 2005, the Company announced that it would carry out a non-brokered private placement with arm’s length investors of up to 24,800,000 units (the “Units) at a price of Cdn$0.50 per Unit for aggregate gross proceeds of up to Cdn$12,400,000.  Each Unit will be comprised of one common share in the capital of Emgold and one non-transferable share purchase warrant.  Each share purchase warrant will entitle the holder to purchase one additional common share of Emgold for a period of 24 months from closing, at an exercise price of Cdn$0.70 per share.  Pursuant to the private placement, the Company has issued 3,480,000 Units.  The balance of the private placement, or 14,880,000 Units were issued to one subscriber.  The subscriber now holds approximately 23% of the Company’s issued and outstanding shares, or approximately 36%, on a fully diluted basis.  The private placement required shareholders’ approval, and was approved at the Company’s Annual General Meeting held on June 8, 2005.  A finder’s fee of 4% is payable to an unrelated party for the private placement.

The private placement is subject to certain conditions including, but not limited to, final documentation and receipt of all necessary approvals to the transaction.  All shares, warrants and any shares issued upon exercise of the warrants with respect to the private placement are subject to a hold period and may not be traded for four months from the date of issuance, which is September 4, 2005, for the initial 3,480,000 common shares issued pursuant to the private placement, and October 10, 2005, for the 14,880,000 common shares pursuant to shareholders’ approval.

The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Proceeds from the private placement will be used to fund further exploration and development of the Company’s Idaho-Maryland project in Grass Valley, California, on-going development and commercialization of the Ceramext™ process and for general administrative purposes.  Expenses for the Idaho-Maryland project include the activities associated with the application for a Conditional Use Permit, on-going geologic investigations and exploration, property acquisitions, mine planning and public outreach activities.  The further development of the Ceramext™ process includes research and development, operation of the pilot plant, design of a demonstration plant, marketing studies, feasibility and protection of intellectual property.  Additional testing of the Ceramext™ process is being conducted on other feed materials for a wide range of new applications.

Resource Classification

The mineral resource classification of the Idaho-Maryland deposits used logic consistent with the CIM definitions referred to in National Instrument 43-101.  Measured mineral resources are supported only in areas exposed by underground development and estimated from detailed underground sampling.

The Preliminary Assessment presents industrial minerals (ceramics feedstock) resources and gold resources for the Idaho-Maryland project.  The industrial minerals resource was delineated by seven geotechnical core holes drilled at inclinations of 40° and 45°, one exploration core hole, seven surface sample sites, and certain geologic data from historical underground mine drifts.  The average top boundary of the resource is 200 ft (60 m) below the ground surface (due to depth of mineral rights).  Drill hole spacing ranged from 80 ft to 1,200 ft (24 m to 366 m).  The lower boundary of the resource is based on the bottom of the drill holes. The west boundary is where the amount of gabbro and ultramafic rocks begin to increase.  The east boundary is based on the limit of geotechnical drilling and surface sampling.

The gold resources for the Idaho-Maryland project are summarized in the following table:

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources

This section uses the terms “measured” and “indicated resources.”  We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Summary Idaho-Maryland Gold Mineral Resource, September 20, 2004

Classification	True Thickness (ft)	Tonnage (ton)	Gold Grade (oz/ton)
Idaho-Maryland Resources²
Measured Mineral Resource ¹	13.3	271,000	0.22
Measured Mineral Resource ²	70.7	831,000	0.15
Indicated Mineral Resource	8.1	489,000	0.35
Measured + Indicated Mineral Resources	41.1	1,666,000	0.22

1. MCF = Mine Call Factor (not applicable to Waterman Group resources).

2. Idaho-Maryland measured resources are split into two categories: 1) the Eureka, Idaho, Dorsey, and Brunswick Groups, and 2) the Waterman Group (stockwork/slate type ore).

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the term “inferred resources.”  We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Classification	True Thickness (ft)	Tonnage (ton)	Gold Grade (oz/ton)
Idaho-Maryland Resources²
Inferred Mineral Resources	9.3	2,526,000	0.26

Ceramext™ Acquisition

Emgold, through its wholly owned subsidiary, Golden Bear, has obtained the worldwide rights to the Ceramext™ technology, subject to a monthly royalty of 3% of the gross sales revenue derived from the sales of physical products produced.  Emgold paid Ceramext, LLC $100,000 within 90 days of regulatory approval (paid in February 2004) to cover certain development costs.  Emgold also tendered to Ceramext, LLC 200,000 shares of the Company (issued in 2004).  The worldwide rights will remain in force based upon Golden Bear maintaining minimum royalty payments calculated on a quarterly basis that consist of: “Year 1” - $nil per quarter; “Year 2” - $5,000 per quarter; “Year 3” - $10,000 per quarter; “Year 4” - $20,000 per quarter; “Year 5” and thereafter - $40,000 per quarter.  Year 1 commenced 90 days after the date of approval of the agreement by regulatory authorities, which was February 12, 2004.  During fiscal 2003, the Company expended $24,054 on consulting and related fees while performing due diligence on the Ceramext™ technology.  To December 31, 2004, the Company has expended an additional $998,631 on the acquisition and research of the technology.  The Company has made all required payments on the development of the Ceramext technology, and has satisfied the minimum royalty payments required to be paid to Ceramext, LLC for the worldwide rights.  The first payment of $5,000 was paid on March 21, 2005, pursuant to the terms of the agreement.

Ceramext™ Process

Emgold believes that the Ceramext™ Process is an energy-efficient, one-step technology capable of converting a wide variety of raw materials, including mine tailings and fly ash into high-strength, low-porosity, industrial ceramics such as, floor tile, roof tile, brick, construction materials and other industrial and commercial products.

Ceramext has a patent on the equipment and other patents pending on the process, which uses a vacuum hot extrusion of waste materials to produce high quality industrial ceramics.  The Ceramext™ Process has been demonstrated on a laboratory basis on a wide variety of materials including coal, lignite, and biomass fly ash, bottom ash, slag, clays, volcanic ash and mine development rock and tailings.  Specifically, Ceramext has tested development rock and tailings from the Idaho-Maryland Mine and has successfully produced high-quality ceramic blanks using the Ceramext™ Process suitable for forming into a wide variety of ceramic products using standard finishing technology.  Independent marketing surveys conducted in California, indicate that floor tiles are worth approximately $1.00 to $1.50 per square foot on a wholesale basis, which translates to approximately $350 to $600 per ton of feedstock to the process.

Emgold, through its wholly owned subsidiary, Golden Bear, has designed and is operating a pilot plant in Grass Valley, California and may design and construct a demonstration plant to determine the feasibility of converting mine tailings and other materials into high quality ceramics.  The Ceramext™ Process could allow a mining operation to make a useful and profitable product from mine development rock and tailings that would otherwise require expensive impoundment, which could consume large areas of land.  The Ceramext™ Process could create additional income from mining operations and allow mines to continue to operate profitably even in times of very low commodity prices.  The Ceramext™ technology may also eliminate the need for long-term storage of development rock and mine tailings, thereby reducing the environmental footprint of a potential mining operation.

The timely research and subsequent development of the Ceramext™ technology could provide significant growth potential for the Company both as an integral component for the permitting at the Idaho-Maryland and for meeting a significant worldwide demand for ceramic products.

The Ceramext™ technology has numerous potential applications and should be capable of producing many different high quality products.  The feasibility work will include the evaluation of the Ceramext™ technology to produce high strength bricks and tiles that are expected to be 3 to 5 times stronger than other ceramic building materials available on the market at potentially lower production costs.  The brick and ceramic industries are aware of the Ceramext™ process and numerous requests for additional information and pilot testing have been received from large brick producers.  The major market for the Ceramext™ technology will be in the tile industry because of the material properties of the ceramic products.  Potentially, roofing and floor tiles can be produced with the technology that are expected to be much stronger and lighter than conventional cold-moulded products and are impermeable to water without glazing.  The tiles can also be colored and glazed to compete with standard tile production at a potentially lower cost because of reduced energy consumption achieved through a shorter period of manufacturing time.  The potential for sub-licensing the Ceramext™ technology is very good and will be reviewed through a series of pilot and demonstration plant campaigns using different feed stocks, culminating in feasibility studies and possible commercialization.

Idaho-Maryland and the Ceramext™ technology

A substantial number of materials from the Idaho-Maryland geotechnical-drilling program and from surface exposures have been evaluated for their suitability for commercial exploitation using Ceramext™ technology.  These have included historic Idaho-Maryland mine tailings and a variety of metamorphosed volcanic and intrusive igneous rocks derived from core samples and other exploration work.  The goal is to determine which of the materials that will be processed during mine development and during ultimate gold processing may be suitable for use in manufacturing ceramic products.

An extensive evaluation of each of the materials has been carried out.  In addition, initial work has been done to process materials in a second generation Ceramext™ extruder.

In ceramic products used in building applications, such as tile and brick, water absorption, open and total porosity (absorption and open porosity are closely related), and strength are among the most important properties controlling successful use.  In general, these properties are interrelated.  High porosity is generally associated with lower strength and low porosity with higher strength.  In ceramic products, strength factors aside, low water absorption (open porosity) is also important in applications where freeze-thaw conditions occur.  If a porous ceramic becomes saturated with water and is then subjected to freezing, especially to cyclic freezing and thawing, the tile will be weakened or destroyed by the expansion of the water during freezing.  In addition, highly porous bodies can absorb water-borne stains which can change the appearance of the product.  Thus, ceramic bodies with low porosity, low water absorption, and high strength are desirable.

All of the raw materials processed and evaluated by Idaho-Maryland Mining Corporation appear to be fully suitable for commercial use via the Ceramext™ process.  Testing has shown materials can be produced with high strength and low porosity, both of which properties are important for producing high quality ceramic products.  It must be pointed out that the optimum processing conditions for each composition and material have not been fully determined as yet.  Processing conditions were close to the optimum, but each material requires slightly different processing parameters due to slight differences in composition and mineralogy.  The fact that superior ceramic materials have been produced even without this optimization is important.

Integration of the Idaho-Maryland Project and the Ceramext™ Technology

In November 2004, a Preliminary Assessment for the Idaho-Maryland Project was prepared by AMEC using Measured, Indicated and Inferred Mineral Resources from the Idaho-Maryland Mine to evaluate the production of high quality ceramic building materials using the Ceramext™ technology.  Although the report is preliminary in nature, it identifies the necessary activities for staged development of the Idaho-Maryland and includes estimated capital and operating costs that may allow the historic mine to return to production as a ceramic producer.  The Preliminary Assessment describes the staged development of the Idaho-Maryland to process 1,200 to 2,400 tons per day (‘tons/d’) of mine waste to produce from 160 million to 320 million equivalent square feet of ceramic tile per year.

As presented in the Preliminary Assessment, the overall development plan for the Idaho-Maryland project envisions the following three major components:

  Development of a decline to access underground drill stations for gold exploration

  Construction of a commercial ceramics production facility which will utilize development rock from the decline and rock from an underground room-and-pillar mine as feed material

  Upon delineation of an economic gold resource, establishment of a commercial gold mine and processing operation, integrated with the ceramics process so that gold process tailings and development rock would become the feedstock for the ceramic process

Successful application of the Ceramext™ technology is projected to consume all the mine waste rock and tailings from the Idaho-Maryland thereby eliminating the requirement for long-term surface storage of these materials.  The successful production and sales of ceramic materials would allow Idaho-Maryland to continue with exploration of additional gold targets, then pre-production development, with the objective to define an economic gold reserve while generating positive cash flow from the ceramics production.

Mine Call Factor

The “call” factor was determined from the historical mining information and was used while the mine was in operation to predict the head grade of ore fed to the mill.  Historically the planned mill feed tonnage and gold grade rarely matched the actual results.  This was a result of a variety of factors that could be resolved by adjusting the planned production by a constant number.  This number or factor is called the multiplier factor or mine call factor.  Commonly, these deposit types typically under-predict the gold produced.  Causes include poor sampling of high-grade material, inconsistent assaying procedures for the high-grade samples and, in places, the use of too low a bulk density number for the ore.  Prior studies have included a detailed investigation into historic mine-mill reconciliation at the Idaho-Maryland.  Analysis of data from later years (1950 to 1952), where the records of mine and mill production were kept in some detail and were traceable to parts of the mine, were examined and two factors were calculated:  a "model" (underground sampling) to "mine"  (muck car sampling) factor, equal to 1.21, and a "mine" to "mill" factor, calculated to be 1.19.  The total Mine Call Factor is equal to 1.44.  AMEC reviewed the work done by previous studies and has agreed with their results.  The use of the Mine Call Factor can be used to establish a relationship between the historic underground channel samples and expected production.  This factor should only be used on the nuggety vein system data.

Gold Recovery Performance

AMEC reviewed the mill operating statistics for 1934, 1936, 1937, 1938, 1941, and 1947.  Results indicate stable overall gold recoveries and metallurgical response to gravity, flotation, and cyanidation, with overall gold recoveries ranging from 93.8% to 97.2%.

Following flotation, the concentrate was reground to further liberate the gold.  The remaining 1.3% of the total gold produced was achieved by treating the sands or coarse fraction from the flotation circuit tailings using cyanidation.

Tungsten was processed using gravity and flotation methods in the 1950s.

Overall gold recovery using modern technology will result in gold recoveries consistent with those achieved in the early milling circuits at the Idaho-Maryland mill.  However, it can be expected that gold recovery using current gravitational equipment may exceed the recoveries attained (i.e., average 65%) in the 1930s and 1940s.  Testwork to determine the maximum gold recovery potential using gravity separation and concentration has been recommended.  The gold recovery from gravity separation using modern technology may be approximately 80% to 85%, with overall recovery including flotation consistent with historical recoveries of 93.8% to 97.2%.  This information is provided in detail in the Company’s November 2002 NI 43-101 Technical Report and is discussed again in the November 2004 NI 43-101 Preliminary Assessment Technical Report.

Mining

The Preliminary Assessment presents an underground mine plan that has been developed to extract the industrial minerals resource at the Idaho-Maryland mine using modern mining methods and simultaneously provide access to underground gold exploration targets and known gold resources located 500 ft or more below surface.  A decline ramp and ancillary development would also provide ceramic feed material.  The decline will provide an excellent drill platform for exploration of the known gold resources and additional exploration targets within and adjacent to the historic Idaho-Maryland workings.  Underground exploration would be conducted from the decline and possible exploration drifts.  Should economic gold ore be identified, the Company would consider mining and shipping ore to a custom toll mill for processing.  The ramp access would be driven as two declines separated by a 60 ft pillar.  Ceramics production is scheduled to ramp up gradually from 1,200 ton/d to 2,400 ton/d over the course of three years from initial plant start up.

Ceramics Production

Ceramics manufacturing would utilize the proprietary Ceramext™ process.  Based on the 1,200 ton/d feed rate, the ceramics plant could produce approximately 160 M ft²/yr of tile.  The second stage of mine development based on a 2,400 ton/d feed rate would double this production level to approximately 320 Mft²/yr.

Capital Cost Estimate

The Preliminary Assessment presents a capital cost estimate for the development of the Idaho-Maryland project.  The estimated capital cost for development of the mining, process, and ancillary facilities to achieve a production rate of 1,200 ton/d is $196 million, with an expansion of the mine and process plant to achieve a production rate of 2,400 ton/d at an estimated capital cost of $155 million.  The total estimated mine and plant capital cost is $351 million, based on 4th quarter 2004 US dollars.  This estimate should be considered as conceptual with a probable accuracy of ±35%.  Separate from the ceramic mine and plant project cost, an additional $43 million has been included to complete dewatering and rehabilitation of the existing mine workings, and to perform a gold exploration program primarily in the areas of the previous Brunswick and Idaho-Maryland workings, and complete a feasibility study on the gold project.  The total project capital cost including mine, plant and dewatering, rehabilitation of existing Idaho-Maryland mine workings, and the gold exploration program is $394 million.

Project Schedule

The project schedule presented in the Preliminary Assessment consists of five distinct stages: 1) securing permits and completion of feasibility study, 2) detail engineering, 3) driving of a decline (underground rampway) to the industrial minerals mining area and development of initial mine excavation areas and exploration drill stations, 4) construction of the surface process and ancillary facilities, and 5) expansion of the mine production and surface process plant capacities.

Securing of permits and completion of a feasibility study is expected to require up to 24 months after submittal of the Conditional Mine Use Permit application.  Detail engineering and development of the mine, construction of the surface plant and facilities is scheduled to require an additional 18 months.  Overall, the implementation is estimated to be 36 to 42 months from submittal of the permit application to the start of production for the 1,200-ton/d project.

The expansion to 2,400 ton/d is projected to be completed 36 months after the initial start of the 1,200 ton/d processing plant.

Current and Planned Work

See description under subheading “Integration of the Idaho-Maryland Project and the Ceramext™ Technology,” above in this section.

Ceramics work will involve continued process testing, development and refinement to prepare for production status.

Exploration Projects, British Columbia Properties

The Company has three early-stage exploration projects in British Columbia, Canada.  The locations are shown on the map below, with details of the projects following.

ROZAN PROPERTY, JAZZ PROPERTY & STEWART PROPERTY, BRITISH COLUMBIA - CANADA

BRITISH COLUMBIA
B R I T I S H C O L U M B I A
New Denver
Silverton
Kalso
Slocan
Nelson
ROZAN PROPERTY
JAZZ PROPERTY
Ymir
STEWART PROPERTY
Castlegar
Salmo
Trail
Creston

The exploration projects on the Rozan, Stewart and Jazz properties have been planned and carried out under the supervision of Linda Dandy, P.Geo, of P&L Geological Services, a “Qualified Person” for the purpose of National Instrument 43-101, “Standards of Disclosure for Mineral Projects”.

Stewart Property, British Columbia

The Stewart Property in British Columbia is without known mineral resources and reserves and the proposed programs are exploratory in nature.

Property Location and Geology

On July 25, 2001, the Company entered into an option agreement to acquire nine (9) mineral claims (82 units) located at latitude 49°14’N and longitude 117°20’W in the Nelson Mining Division near Nelson, British Columbia.

Previous owners reported two large gold soil anomalies on the Stewart Property, which is the reason the Company initially acquired the property.  One of the anomalies has never been drilled and the second has had only four holes drilled.  The reported average of all sample assays taken in the four holes was 0.29 g/t gold.  The highest intervals were 1.87g/t gold over 2 metres in altered diorite in Hole 2, and 24.8 grams/tonne gold over one metre in a massive sulphide vein associated with quartz and calcite in Hole 4.

The second gold anomaly reportedly has high gold soil geochemical values coincident with a strong I.P. geophysical anomaly.  Further work will be required to select drill sites in this area and in other parts of this large property.  The property is also noted for hosting significant values in molybdenite and tungsten.

Option Agreement

Under the July 25, 2001, option agreement, Emgold is required to make payments totalling Cdn$150,000 and to issue 200,000 common shares to the optionors over a six year period as follows: Cdn$5,000 (paid) and 50,000 common shares upon regulatory approval (issued), Cdn$5,000 (paid) on or before six months; Cdn$10,000 (paid) and 50,000 common shares (issued) within 12 months; Cdn$15,000 (paid) and 50,000 common shares (issued) within 24 months; Cdn$20,000 and 50,000 common shares within 36 months; Cdn$25,000 within 48 months; Cdn$30,000 within 60 months; and Cdn$40,000 within 72 months following regulatory approval.  A royalty equal to 3% of Net Smelter returns is payable to the optionor provided that two-thirds (thus reducing the royalty to 1%) may be purchased for the sum of Cdn$1,000,000.  Emgold has first right of refusal on the remaining 1% NSR should the optionors wish to sell.

To maintain its option, Emgold agreed to incur total exploration expenditures of Cdn$49,200 over two years, (Cdn$16,400 in year one and Cdn$32,800 in year two), which has been incurred.

Rozan Gold Property, British Columbia

The Rozan Gold Property in British Columbia is without known mineral resources and reserves and the proposed programs are exploratory in nature.

Option Agreement and Location

In 2000 the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia.  The Company can earn a 100% interest in the property by making stepped payments totalling Cdn$100,000 (Cdn$20,000 paid) and issuing 200,000 common shares (150,000 issued) by April 1, 2006.  The property is subject to a 3% net smelter returns royalty.  The Company has the right to purchase 66 2/3% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.  An initial work program on the Rozan property was completed in fiscal 2000, and exploration programs required for assessment purposes and under the terms of the option agreement have been completed each year.  Exploration totalled $535 in fiscal 2002, $60,500 in fiscal 2003 and a recovery of geological costs of $8,780 in fiscal 2004.

Exploration Activity

A flow-through private placement of 160,000 common shares at a price of Cdn$0.95, for a total of Cdn$152,000 was completed during the year ended December 31, 2003.  Funds from this financing were primarily used for an airborne geophysical survey over the Stewart and Rozan properties to clarify understanding of the nature of the gold occurrences and the possible sources of gold in the surrounding areas at a cost of approximately $50,000.  The surveys, flown in December 2003, were reviewed by an independent geophysical contractor who has identified several moderate to strong, well-defined electromagnetic conductors that may be representative of sulphide mineralization, some of which are associated with magnetic gradients that could reflect faults and/or shears.  Geologists have submitted applications for four drill sites on the Stewart property.

A small exploration program was completed in 2004 over the historic Flying Dutchman Zone.  Historic reports and maps show that this area lies within altered Elise volcanic rocks and is crossed by numerous large quartz veins.  During a 2001 prospecting program, grab sampling by Emgold from the waste dump of one of these workings returned an assay value of 29.68 g/t gold.  A grab sample from a second waste dump located 400 meters away returned an assay of 1.82 g/t gold.  Emgold recently completed a surface program that located several of the numerous quartz veins described in the historic reports.  A small soil-sampling grid put in over the area of quartz veining traced the gold mineralization in the veins across areas of limited outcrop exposure.  The results show three sub-parallel, linear, gold soil geochemical anomalies that trend across the grid area for strike lengths of 300, 650 and 800 meters respectively.

On the Rozan property, the current program is designed to locate, map and chip sample these numerous gold bearing quartz veins in order to confirm information contained in historic reports.  Also, a 2 x 2 kilometer soil sampling grid will be established over the area of quartz veining in order to better trace the veins in areas of poor outcrop exposure.

Budgeted expenditures on the Rozan and Stewart properties for fiscal 2005 total $92,937, including property payments of $37,037 and a work program of $55,900.

Jazz Property, British Columbia

The Jazz Property in British Columbia is without known reserves and the proposed programs are exploratory in nature.

Option Agreement and Location

In March 2004, Emgold entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of twenty-four mineral claims (24 units) located at latitude 49º17’N and longitude 117º21’W in the Nelson Mining Division near Nelson, British Columbia.  The Jazz Property is contiguous to Emgold’s Stewart Property and covers approximately 600 hectares.  Under the terms of the agreement Emgold has agreed to make total cash payments of $215,000 ($5,000 paid subsequent to December 31, 2003) to the optionor over a ten-year period.

In 2004, the Company completed a small diamond drill program in the Craigtown Creek area and a rock-sampling program in the Free Silver area of the property. In the Craigtown Creek area, six short holes were drilled within an ara containing two large, strong gold soil geochemical anomalies (totalling over4 kilometres in length), with coincident airborne and/or ground geophysical targets.  Assay results of the drill core are pending.  The source of the gold geochemistry was not defined during the exploration program but, because of its large size and highly anomalous nature, the target remains an important exploration target.  For the Free Silver area, assay results for grab samples and chips were received for silver, lead and zinc.  Silver grades ranged from 3.9 to 641 g/t, lead grades ranged from 0.12% to 35.47% and zinc grades ranted from 0.11% to 25.99%.  In conjunction with continuing to pursue the source of the gold soil geochemistry in the Craigtown Creek area, two additional zones of interest will be tested during the next phase of exploration, the Stewart 2 Moly Zone and the Free Silver areas.  Exploration expenses totalled $81,876 in fiscal 2004, including $58,786 expended on a drill program.

The exploration budget for 2005 is $47,500, including $10,000 in property payments.  This program will consist of surface sampling, mapping and trenching.

Holly Gold Property, Nevada

In 2000 the Company entered into a 20-year lease and option agreement to acquire the rights to the Holly Gold Property, consisting of 34 mineral claims located in the Antelope Springs Mining District, Pershing County, Nevada.  A 35th mineral claim was staked subsequent to the signing of the agreement.  The Company made the payment due to the Bureau of Land Management in August 2001.  The Company did not carry out any exploration activity on the property in fiscal 2001 or fiscal 2000, and Emgold terminated the agreement for the property and wrote off its carrying value of $1 in fiscal 2002.

Cash Expenditures

Emgold’s principal cash capital expenditures (there have been no material divestitures) over the three fiscal years ended December 31, 2004, are as follows:

Year	Mineral Property Interests	Equipment
(i) Amounts Deferred (capitalized or invested)
2004	657,469	319,458
2003	27,746	35,302
2002	20,083	4,268
2001	33,928	--
(ii) Amounts Expensed
	Exploration expenditures	Ceramext™ Research and development
2004	2,876,046	998,631
2003	1,101,225	24,054
2002	257,111	--
2001	36,064	--

The principal capital expenditures (in 000’s) currently anticipated for the ensuing year are as follows:

	Exploration acquisitions	Ceramext™ Research and development
2005 Activities	37,037	300,000

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the audited financial statements of Emgold Minerals Ltd. (“Emgold”) for the years ended December 31, 2004, 2003 and 2002, and related notes thereto.  Emgold’s financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Except as described fully in Note 14 to the financial statements, which is summarized below, there are no material differences, for the purposes of the financial statements, between accounting principles generally accepted in Canada and the United States.

Overview

Emgold is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow.  All of Emgold’s short to medium-term operating and exploration cash flow must be derived from external financing.  Emgold is in the process of attempting to raise additional financing to continue its exploration and development of its Idaho-Maryland Mine and research and development on the Ceramext™ process.

(a)

Operating Results

Results of Operations

Year Ended December 31, 2004, Compared to Year Ended December 31, 2003

Emgold had a loss of $5,446,629, or loss per share of $0.12 in fiscal 2004, compared to a loss per share of $3,160,580, or loss per share of $0.11 in fiscal 2003.

Included in fiscal 2004 is $473,710 in stock-based compensation with $1,654,998 in stock-based compensation in fiscal 2003.  Stock-based compensation affects salaries and benefits, Ceramext™ process research, exploration expenses and shareholder communications expense classifications.

During fiscal 2004 the Company earned interest income of $60,366 on excess cash balances compared to $6,683 in fiscal 2003.  The increase was due to the higher cash balances held throughout fiscal 2004.

General and administrative expenses:

Legal, accounting and audit fees increased from $119,775 in fiscal 2003 to $183,335 in fiscal 2004.  Audit fees have increased due to the conversion of the financial statements to United States dollars and due to quarterly reviews in preparation for certain regulatory filings.  These fees will likely continue to increase due to increasing regulatory and reporting requirements, and the increased audit and legal time related to review of corporate filings.

Office and administration expenses in fiscal 2004 of $194,286 compare to $32,967 in fiscal 2003.  Office and administration expenses include telephone, courier, and other direct costs, which were incurred in the period.  Costs are higher in the current period, as an exploration office and pilot plant facilities have been set up in Grass Valley, California.  In addition, a portion of rent, telephone and other related expenses are included in exploration expenses.  When costs relate directly to the Idaho-Maryland project, or the Ceramext™ process the costs are included in exploration expenses or Ceramext™ process research costs respectively.  These costs should remain at approximately the same levels in fiscal 2005.

Management and consulting fees increased from $21,406 in fiscal 2003 to $30,579 in fiscal 2004.  Included in fiscal 2004 is $23,003 paid to Lang Mining Corp. for the services of the Chairman of the Company.  This compares to $21,406 in fiscal 2003.

Exchange losses of $139,455 in fiscal 2004 compare to gains of $62,424 in fiscal 2003.  During the first half of the fiscal year, the Company’s funds were held primarily in Canadian dollars, and the strengthening in the United States dollar in the first half of fiscal 2004 contributed to the exchange losses.  The debt portion of preference shares is also denominated in Canadian dollars.  These amounts are therefore subject to exchange rate fluctuations.  The Canadian dollar has been fairly volatile in relation to the United States dollar throughout fiscal 2004.

Salaries and benefits of $552,043 in fiscal 2004 compare to $1,690,503 in fiscal 2003.  Stock-based compensation of $263,320 is included in salaries and benefits in fiscal 2004 compared to $1,490,222 of stock-based compensation included in fiscal 2003.  Cash-based compensation totalled $422,387 in fiscal 2004 compared to $200,281 in fiscal 2003.  The increase in cash-based compensation in fiscal 2004 reflects the increased management, administrative and accounting time related to the processing of transactions, regulatory requirements, and other administration activities due to the increased activity in the Company, in Canada and in the United States.  Stock-based compensation includes stock options granted to directors of the Company.  Currently, no directors’ fees are paid to the directors of the Company, and the stock options are their only compensation.

In fiscal 2004, stock-based compensation was calculated using a three-year life, volatilities ranging from of 128% to 130%, and a discount rate of 2.43% to 2.53%.  Stock-based compensation in fiscal 2003 was calculated using a volatility of 127%, a three-year life and a discount rate of 2.24%.  Administration activity levels increase when the Company’s exploration and research and development activity increases.  The Company’s operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.

Shareholder communications costs of $395,666 in fiscal 2004 compare to $195,328 in fiscal 2003.  During fiscal 2004, total stock-based compensation expense of $133,664 is included in shareholder communication costs compared to $7,042 in fiscal 2003.  Shareholder communication costs will continue to be a significant expense due to the increased interest in the Company and the related costs of informing shareholders and potential new investors about the Company’s activities.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.

Investor relations contractual activities incurred in fiscal 2004 totalled $183,670 compared to $41,843 in fiscal 2003.

Effective July 1, 2004, Emgold retained the Los Angeles area firm of Michael Baybak and Company, Inc. (“MBC”) to conduct investor relations programs oriented towards institutional investors on behalf of the Company and it has also retained investor relations’ services through its current management service provider, LMC Management Services Ltd. (“LMC”).  Included in fiscal 2004 activities is stock-based compensation with a deemed value of $111,532.

Research and development expenses:

In fiscal 2004 the Company incurred $998,631 on the research and development of the Ceramext™ Process.  These costs include $318,758 spent on prototypes for research and consumable materials related to the plant, $141,054 on the amortization of the licensing fees and acquisition of the bench-scale plant for the technology, $281,845 on consultants, contractors, and hourly labour; $29,576 on site costs; $204,904 on engineering salaries; and $22,494 on transportation.  The acquisition was completed in fiscal 2004.  Stock-based compensation expense of $68,441 for stock-based compensation granted in July 2004, is included in site costs and engineering salaries.

Exploration expenses:

Exploration expenditures on the Idaho-Maryland property increased from $987,122 in fiscal 2003 to $2,773,674 in fiscal 2004.  Site activities include the ongoing evaluation of historic data and preparation of applications for permitting for the surface exploration program and drilling.  Costs labelled geological and geochemical, site activities, and mine planning include stock-based compensation valued at $126,742 related to stock options granted on July 12, 2004.

The Company has a five-year lease and option to purchase the Idaho-Maryland property.  The current lease commenced on June 1, 2002, and expires on May 31, 2007.  Land lease and taxes in fiscal 2004 total $105,907 (fiscal 2003 - $90,240).  Included in land lease and taxes is $1,500 for access over land owned by Whisper Developments Ltd., a private company controlled by a director and officer of the Company.  The Company subsequently paid $10,000 for permanent egress over the land, which was required for access to the Round Hole shaft on the Idaho-Maryland property.

Exploration expenditures on the Rozan, Stewart and Jazz properties totalled $102,372 in fiscal 2004 compared to $114,103 in fiscal 2003.  Surface work and trenching programs were completed in fiscal 2004.  Results of this work have been used in determining future work programs on the properties.  The total geological and geochemical expense of $25,442 in fiscal 2004 includes stock-based compensation expense of $15,209, with no comparative stock-based compensation expense in fiscal 2003.

Year ended December 31, 2003, compared to year ended December 31, 2002

Emgold’s loss for the year ended December 31, 2003 (“fiscal 2003”) was $3,160,580, or $0.11 per common share compared to a loss of $242,909 or $0.01 per common share in the year ended December 31, 2002 (“fiscal 2002”).

In fiscal 2002, activity did not increase substantially until after the end of the second interim period.  Activity on the Idaho-Maryland property increased as financing was obtained to enable commissioning of the Technical Report, and other investigations and reports which were completed in fiscal 2002 and early 2003.  Foreign exchange has increased from a loss of $3,768 in fiscal 2002 to a gain of $62,424 in fiscal 2003.  This was due primarily to holding Canadian dollars while the currency strengthened relative to the reporting currency.  Expenditures on the Idaho-Maryland property are primarily incurred in United States dollars.  The preference shares, which are a debt instrument, are denominated in Canadian dollars and will also cause a fluctuation in exchange gains or losses.  The Company has no other long-term debt.  The Company maintains substantially all of its excess cash in Canadian dollars.

Exploration expenses:

Emgold changed its accounting policy in fiscal 2002 with respect to exploration expenses and exploration costs are expensed in the period incurred on its mineral property interests.  Exploration expenditures on the Idaho-Maryland property increased from $248,316 in fiscal 2002 to $987,122 in fiscal 2003.  Total expenditures in fiscal 2003, with the related fiscal 2002 expenditures in brackets, are as follows:  consulting and engineering fees related to exploration and mine planning - $126,469 (2002 - $88,153); geological - $407,152 (2002 - $81,265); site activities including ongoing evaluation of historic data and preparation of applications for permitting for the surface exploration program and drilling - $177,731 (2002 - $16,382); and drilling - $130,295 (2002- $nil).  Stock-based compensation of $157,734 is also included in geological expense as part of the exploration expenses.

The Company has a five-year lease and option to purchase the Idaho-Maryland property.  The current lease commenced on June 1, 2002, and expires on May 31, 2007.  The owners have granted Emgold the exclusive right and option to purchase all of the leased property.  As consideration for the option, Emgold paid $9,000 on each of the following dates: May 31, 2002, August 1, 2002, and December 1, 2002.  Payments of $19,500 were paid on a quarterly basis on the first day of February, May, August and November in 2003, and payments of $25,500 quarterly are to be made on the first business day of each of the same months during the years from 2004 to 2007.  In the event that all payments have been made, the purchase price for 2002 was to be $4,350,000.  For succeeding lease years in which the option may be exercised, that price shall be increased by 3% each year.  All royalty payments may be applied as a credit on the purchase price, but option payments may not be so applied.

During the year ended December 31, 2003, there were 50,000 common shares issued at a deemed value of Cdnd$27,500 on the Rozan property and 50,000 common shares issued at a deemed value of Cdn$37,000 on the Stewart property.

Research and development expenses:

In fiscal 2004 the Company incurred $24,054 on due diligence of the Ceramext™ Process.  Pursuant to the completion of this due diligence, the Company entered into an agreement with Ceramext, LLC.

General and administrative expenses:

Legal, accounting and audit fees increased from $32,841 in fiscal 2002 to $119,775 in fiscal 2003.  The increase is partly due to higher fees related to stock-based compensation, preference share issuances and additional audit costs to comply with regulatory requirements.  Legal costs also increased from the prior year due to review of agreements and other documents on the Idaho-Maryland property and the Ceramext™ process.

Office and administration fees increased from $5,883 in fiscal 2002 to $32,967 in fiscal 2003.  These costs include telephone, facsimile, office supplies and general administrative expenditures, which have increased substantially in fiscal 2003 because of the increased activity in the Company.  Office supplies, salaries, telephone, courier, postage, and all related costs increase as exploration increases.

Salaries and benefits also increase directly with the increase in exploration activity and increased from $67,694 in fiscal 2002 to $1,690,503 in fiscal 2003.  These costs reflect the stock-based compensation, increased management, administrative and accounting and time related to regulatory reporting and the processing of transactions and other non-exploration related labour costs related to the increased activity by the Company.  Included in salaries and benefits costs is $1,490,222 for stock-based compensation related to the grant of stock options to directors, officers and employees in fiscal 2003.  There was no stock-based compensation expense in fiscal 2002.

Shareholder communication fees have increased from $28,502 in fiscal 2002 to $195,328 in fiscal 2003 due to the increased interest in the Company and the costs related to keeping shareholders informed of the Company’s activities.  Shareholder communications costs include dissemination costs associated with news releases, transfer agent and regulatory and filing fees and the maintenance of the Company’s website.

Administrative expenditures will likely remain at the present level for the foreseeable future if the Company is successful in financing the planned exploration program for the Idaho-Maryland property.

Fiscal Year Ended December 31, 2002 Compared to Fiscal Year Ended December 31, 2001

For the year ended December 31, 2002, Emgold incurred a loss of $242,909 or $0.01 per common share, compared to $24,910, or $0.00 per common share for the year ended December 31, 2001 (“fiscal 2001”).  Total operating expenses, before interest income and reversal of Idaho-Maryland property accruals totalled $408,147 in fiscal 2002 compared to $154,577 in fiscal 2001.  In fiscal 2002 the Company wrote-down the nominal carrying value of the Holly property, compared to the write-down of $43,952 on the Holly Property in fiscal 2001.  In fiscal 2002 Emgold expended $257,111 on exploration costs, of which $248,316 was on exploration of the Idaho-Maryland property compared to $36,064 in fiscal 2001, of which $21,160 was expended on the Idaho-Maryland Mine and $10,216 was expended on the Stewart property in British Columbia.

Exploration expenses:

In fiscal 2001 $195,719 of Idaho-Maryland property accruals was reversed, compared to $164,983 in fiscal 2002.  All equipment at the Idaho-Maryland property was disposed of for a loss of $54,161, with no comparative disposition in fiscal 2002.  The Company received a refund of a deposit of $31,422 in fiscal 2001 that had been expensed in a prior year.  The net effect of these items in fiscal 2001 decreased the loss from operations by $172,980.  The loss in fiscal 2002 was decreased by $164,983.

General and administrative expenses:

During fiscal 2002 Emgold renegotiated a lease and option to purchase the Idaho-Maryland property.  As a result of the renegotiation, expenditures in fiscal 2002 increased substantially over expenditures in fiscal 2001.  Legal, accounting and audit fees increased from $20,157 in fiscal 2001 to $32,841 in fiscal 2002.  Office and administration fees decreased from $11,910 in fiscal 2001 to $5,883 in fiscal 2002.  Salaries and benefits increased from $27,066 in fiscal 2001 to$67,694 in fiscal 2002, reflecting the increased administrative time related to the processing of transactions due to the increased activity of the Company.  Shareholder communication fees also increased from $16,781 in fiscal 2001 to $28,502 in fiscal 2002 due to the increased interest in the Company and the costs related to keeping shareholders informed of the Company’s activities.  Shareholder communications costs include dissemination costs associated with news releases, transfer agent and regulatory and filing fees.  They also include fees associated with the maintenance of the Company’s website.  Administrative expenditures will likely continue to increase as exploration and development activities on the Idaho-Maryland property proceeds.

Effective August 1, 2001, a private company, LMC Management Services Ltd. (“LMC”), held equally by the public companies sharing the office space at the current office premises, was formed to perform administrative, geological and management functions for the companies.  Expenses are allocated on a full overhead cost recovery basis based on activity levels, inclusive of salaries and wages, to the various companies sharing office space.  There are no management or administration fees associated with the recovery of expenses.

Management fees of Cdn$30,000 were paid to Lang Mining Corporation (“Lang Mining”) in the year ended December 31, 2001, with no comparative expense in the year ended December 31, 2002.  These fees are paid to Frank A. Lang for his services as chairman of the Company.  A management contract with Lang Mining for providing administrative, geological and management functions expired on June 30, 2001.

During fiscal 2002, $9,924 was expended on finance expense relating to the promissory notes payable to an officer and director of Emgold as compared to $21,374 in fiscal 2001.  Emgold was, for several years, dependent upon funding from related parties.  During fiscal 2002, the Company entered into two private placements, completed a debt settlement, and was able to pay off the majority of the creditors of the Company.  Mr. Frank A. Lang and Lang Mining Corporation (collectively “Lang”) remained as the major creditors of the Company, the indebtedness arising from previous advances made over a prolonged period in providing financial support to the Company.  The Company entered into an agreement with Lang to issue 3,948,428 Series A First Preference shares in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to Lang.  Regulatory approval of the preferred share issuance was received in fiscal 2003.

The Series A First Preference Shares rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The shares are redeemable by the company at any time on 30 days of written notice at a redemption price of Cdn$0.20 per share, but are redeemable by the holder only out of funds available that are not in the Company’s opinion otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2 million in working capital.

The Series A First Preference Shares are convertible into common shares at any time at a ration of one common share for every four Series A First Preference Shares, which represents an effective conversion rate of Cdn$0.80 per common share.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.  The Series A First Preference Shares are non-voting unless and until the Company fails for any period aggregating two years or more to pay dividends, in which case they will carry one (1) vote per share at all annual and special meetings of shareholders thereafter.

(b)

Liquidity and Capital Resources

Year ended December 31, 2004

Historically, the Company’s sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

Operating Activities

The Company used $4,728,387 of cash in its operations during the year ended December 31, 2004.  These funds were utilized on exploration and development expenses at the Idaho-Maryland Mine in Grass Valley, California, research and development of the Ceramext™ technology, and for administration expenses.

Investing Activities

As at December 31, 2004, Emgold has capitalized $797,956 representing acquisition costs associated with the acquisition and exploration of its mineral property interests in California and British Columbia.

At December 31, 2004, Emgold’s working capital, defined as current assets less current liabilities, was $1,192,564, compared to $5,716,521 at December 31, 2003.

At December 31, 2004, the Company had 47,158,099 common shares issued and outstanding and 3,948,428 Class A preference shares, which are convertible to common shares.

The Company has a five-year lease and option to purchase the Idaho-Maryland property.  The current lease commenced on June 1, 2002, and expires on May 31, 2007.  In fiscal 2004, $105,907 was expended on the quarterly lease and tax payments on the Idaho-Maryland property.

Emgold, through Emgold (US), has entered into a three-year lease and option to purchase agreement for a 44,750 square foot building located in Grass Valley, California.  The building supports the further development of the Ceramext™ Process technology and provides office, laboratory, geological and storage facilities for the Idaho-Maryland and Golden Bear Ceramics project teams.  Minimum lease payments are $17,005 per month beginning April 1, 2004, and will increase to $17,900 on April 1, 2005, and to $20,138 on April 1, 2006.

The Company entered into an agreement with a private, non-related company to jointly acquire approximately 45.4 acres adjacent to other properties under option by the Company in Grass Valley, California.  The Company’s share of the purchase price was $542,500 plus its share of closing costs.

Emgold has purchased laboratory and office equipment totalling $372,658 in fiscal 2004.  The Company moved into new premises leased in Grass Valley, California on October 1, 2004.

Ceramext™ Process Under the terms of the agreement, Emgold, through its subsidiary Golden Bear, has obtained the worldwide rights to the Ceramext™ technology, subject to a monthly royalty of 3% of the gross sales revenue derived from sales of physical products produced.  Emgold paid Ceramext, LLC $100,000 in February 2004 to cover certain development costs.  Emgold also issued to Ceramext, LLC 200,000 shares of the Company.  The worldwide rights will remain in force based upon Golden Bear maintaining minimum royalty payments calculated on a quarterly basis that consist of: “Year 1” - $nil per quarter; “Year 2” - $5,000 per quarter; “Year 3” - $10,000 per quarter; “Year 4” - $20,000 per quarter; “Year 5” and thereafter - $40,000 per quarter.  Year 1 will be deemed to commence 90 days after the date of approval of the agreement by regulatory authorities, which was February 12, 2004.  In fiscal 2004 the Company has expended $998,631 on research including the design and fabrication of a pilot plant using the Ceramext™ Process technology.

Jazz Property, British Columbia

The Company entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of twenty-four mineral claims (24 units) located in the Nelson Mining Division near Nelson, British Columbia.  The property is contiguous to the Stewart Property and covers approximately 600 hectares.  Under the terms of the agreement, the Company has agreed to make total cash payments of $215,000 to the optionor over a ten-year period.  Cash payments in fiscal 2004 will total $10,000 ($5,000 paid).  In exchange for the above cash payments, the Company will have the exclusive right and option to earn 100% interest in the property, subject only to the payment to the optionor of a 3.0% NSR and the completion of Cdn$75,000 in exploration work on the property within 2 years from the date of the agreement.  The Company will have the right to purchase 2/3 of the NSR from the optionor for $1,000,000 at any time up to and including the commencement of commercial production.

Rozan Gold Property, British Columbia

In 2000 the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia.  The Company can earn a 100% interest in the property by making stepped payments totalling Cdn$100,000 (Cdn$45,000 paid) and issuing 200,000 (200,000 issued) common shares by April 1, 2006.

Porph Claims, British Columbia

The Company has staked six claims contiguous to the Stewart Property located near Nelson in southeastern British Columbia.

Stewart Property, British Columbia

In 2001 the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a prospect located close to Nelson in southeastern British Columbia.  The Company can earn a 100% interest in the property by making payments totalling Cdn$150,000 (Cdn$55,000 paid) and issuing 200,000 common shares (200,000 issued) by 2007.  The Company also agreed to incur exploration expenditures of Cdn$49,200 over two years, which have been incurred.

Option Payments n 2005

See Item 5(f) for a table of contractual obligations at December 31, 2004.

During fiscal 2005, the Company will be required to make option payments of $41,996 (Cdn$55,000 paid to date), and issue 50,000 common shares (50,000 issued) to maintain its mineral property interests in British Columbia.

Financing Activities

At December 31, 2004, Emgold had working capital of $1,192,564, as compared to unrestricted working capital of $5,707,854 at December 31, 2003.  Unrestricted working capital is defined as current unrestricted assets less current liabilities.

During the year ended December 31, 2004, 2,935,329 share purchase warrants were exercised at prices ranging from Cdn$0.55 to Cdn$1.00.  In addition, 517,000 stock options were exercised at prices ranging from Cdn$0.10 to Cdn$0.30.

Subsequent to December 31, 2004, the Company received subscriptions for a total of 18,360,000 units at $0.50 per unit, pursuant to a non-brokered private placement financing, previously announced on March 31, 2005, for gross proceeds of $9,180,000.  Each unit is comprised of one common share in the capital of the Company and one non-transferable share purchase warrant.  Each share purchase warrant entitles the holder to purchase one additional common share of the Company at an exercise price of $0.70 per share for a period of 24 months from the date of issuance.  On May 3, 2005 the Company received conditional acceptance from the TSX Venture Exchange to close on and issue 3,480,000 units of the 18,360,000 units subscribed for purchase.  Each share purchase warrant issued on May 3, 2005, entitles the holder to purchase one additional common share of the Company at an exercise price of $0.70 per share up to and including May 3, 2007.  Of these units, 2,480,000 were sold in the United States to accredited investors, as that term is defined by Securities and Exchange Commission (“SEC”) Rule 501, pursuant to an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”) provided by SEC Rule 506 of Regulation D.  Section 18(a)(1) of the Securities Act provides that the issuance of “covered securities” pre-empts state laws relating to the registration or qualification of securities.  The units were sold in Illinois and California for the account of the Company pursuant to SEC Rule 506, and are therefore “covered securities”, as defined by Section 18(b)(4)(D) of the Securities Act.

Preference Shares

Mr. Frank A. Lang and Lang Mining Corporation (collectively “Lang”) were major creditors of the Company as a result of advances made over a prolonged period in providing financial support to the Company.  In 2002, the Company entered into an agreement with Lang to issue 3,948,428 Series A First Preference shares in full satisfaction of an aggregate $501,678 of indebtedness owing to Lang.  Terms of the preferred share issuance are described below.

The Series A First Preference Shares rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  At December 31, 2004, $96,260 has been accrued in accounts payable in relation to the 7% fixed cumulative preferential dividends.

The shares are redeemable by the company at any time on 30 days of written notice at a redemption price of Cdn$0.80 per common share, but are redeemable by the holder only out of funds available that are not in the Company’s opinion otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2 million in working capital.

As is required by accounting standards, the value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The balance of $517,417 is the value included in debt as preference shares, with accretion and foreign exchange loss on debt to December 31, 2004, totalling $60,112.

The Series A First Preference Shares are non-voting unless and until the Company fails for any period aggregating two years or more to pay dividends, in which case they will carry one (1) vote per share at all annual and special meetings of shareholders thereafter.

At December 31, 2004, the following warrants were exercisable:

Number of Warrants	Exercise Price (Cdn$)	Expiry Date
6,232,799	1.00	December 22, 2005

The Company has no long-term debt other than the Class A preference shares described above.

Twelve months ended December 31, 2003

Operating Activities

The Company used $1,287,818 in its operations during the year ended December 31, 2003.  These funds were primarily utilized on exploration and development expenses at the Idaho-Maryland Mine in Grass Valley and for general and administrative expenses.

Financing Activities

At December 31, 2003, Emgold had unrestricted working capital of $5,707,854, as compared to unrestricted working capital of $67,114 at December 31, 2002.  Unrestricted working capital is defined as current unrestricted assets less current liabilities.

During the year ended December 31, 2003, the Company completed several private placements.  In January 2003 Emgold completed a private placement in Canada of 2,472,222 units at a price of Cdn$0.45 per unit, for net proceeds of Cdn$1,020,790.  Each unit was comprised of one common share and one non-transferable common share purchase warrant.  Also, a cash commission of 8% was paid and 494,444 non-transferable broker warrants were issued.  Warrants issued in conjunction with this transaction entitle the holder to purchase one common share for every whole share purchase warrant held, at an exercise price of Cdn$0.55 per share, until February 3, 2004.

A flow-through private placement in Canada of 160,000 flow-through units at Cdn$0.95 per unit for gross proceeds of Cdn$152,000 was also completed.  Each unit was comprised of one flow-through common share and one non-flow-through share purchase warrant.  Each share purchase warrant is exercisable to acquire one additional common share of the Company at an exercise price of Cdn$1.25 expiring September 30, 2004.  A finder’s fee was paid, consisting of a Cdn$12,160 in cash and 16,000 non-transferable compensation warrants, each non-transferable compensation warrant exercisable to acquire one additional common share of the Company at an exercise price of Cdn$1.25 expiring September 30, 2004.

In December 2003, Emgold also completed a brokered private placement of 10,060,000 units at a price of Cdn$0.75 per unit, for gross proceeds of Cdn$7,545,000.  Each unit was comprised of one common share in the capital of Emgold and one-half of one non-transferable share purchase warrant.  One whole share purchase warrant entitles the holder to purchase one additional common share of Emgold for a period of two years at an exercise price of Cdn$1.00 per common share.  A combination of cash commission and finder’s fee was paid, equal to 7.5% of the gross proceeds raised from the private placement, and non-transferable agent’s warrants exercisable until December 23, 2005, at an exercise price of Cdn$1.00.  In addition, a cash administration fee and a corporate finance fee of 150,000 shares of gold were also paid.  During fiscal 2003, 623,000 stock options were exercised at prices ranging from Cdn$0.10 to Cdn$0.30 per share, and 4,775,847 warrants were exercised at prices ranging from Cdn$0.30 to Cdn$0.55 to provide $1,167,724 to the Company.

Of these units, 641,000 were sold in the United States to accredited investors, as that term is defined by Securities and Exchange Commission (“SEC”) Rule 501, pursuant to an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”) provided by SEC Rule 506 of Regulation D.  In the United States, the Company’s agent, Canaccord Capital Corporation USA, Inc., which is a registered broker-dealer in the United States, Arizona and California, placed the units.  Section 18(a)(1) of the Securities Act provides that the issuance of “covered securities” pre-empts state laws relating to the registration or qualification of securities.  The units were sold in Arizona and California for the account of the Company pursuant to SEC Rule 506, and are therefore “covered securities”, as defined by Section 18(b)(4)(D) of the Securities Act.

At December 31, 2003, the following warrants were exercisable:

Number of Warrants	Exercise Price (Cdn$)	Expiry Date
2,930,819	0.55	February 3, 2004
176,000	1.25	September 30, 2004
6,237,199	1.00	December 22, 2005
9,344,018

Subsequent to December 31, 2003, and up to the date of this report 2,935,199 warrants at prices ranging from Cdn$0.55 to Cdn$1.00 and 357,000 stock options at prices ranging from Cdn$0.10 to Cdn$0.30 were exercised.

Investing Activities

During the year ended December 31, 2003, the Company expended $72,972 in acquisition costs on its mineral property interests in Canada.  The Company has a five-year lease and option to purchase the Idaho-Maryland property.  The current lease commenced on June 1, 2002, and expires on May 31, 2007.  In fiscal 2003, $90,240 was expended on lease payments related to the Idaho-Maryland property.

(c)

Research and development expenditures, patents and licenses

Until its acquisition of the Ceramext™ technology, Emgold was exclusively a resource-based corporation and accordingly did not have a program of intellectual property development or patenting or licensing issues.

Since we acquired the technology from Ceramext, LLC, which has a patent on the equipment and other patents pending on the process, we have been developing a structure for tracking research and development expenditures.  In 2003, $24,054 was expended on due diligence prior to the approval of the transaction by regulatory authorities in early fiscal 2004.  The recording of research and development costs in developing technologies is very similar to the recording of costs for mining and exploration activities.  To December 31, 2004, expenditures totalled $987,122.

The U.S. patent is currently in the name of Ross Guenther, (Ceramext, LLC), No. US 6,547,550 B1, dated April 15, 2003.  The abstract states that the specification discloses a method and apparatus for forming and extruding ceramic materials.  The apparatus utilizes a vacuum chamber mounted within a heating chamber or element; and the ceramic forming chamber is mounted within the vacuum chamber.  A press is slidably mounted within vacuum and forming chambers in order to apply pressure to the ceramic material during the heating step and subsequently during the ceramics extrusion step.  The heating chamber applies heat to the vacuum chamber and forming chamber during the sintering and extrusion step.  The forming chamber preferably remains in position within the vacuum chamber during the entire ceramic article manufacturing process.

(d)

Trend information

Gold Prices

As a natural resource exploration company, Emgold’s activities are cyclical as metals prices have traditionally been cyclical in nature, while the recent trend for metals prices has been somewhat volatile for gold and silver.  From a historical perspective Emgold has strategically focused its exploration activities on potential gold-based prospects.  The mineral exploration industry has been through a very difficult period with low prices for both precious and base metals.  The lack of interest in minerals over several years led to low market capitalizations for many exploration companies and large corporations found it was easier to expand by purchasing companies or mines rather than exploring for them.  This led to downsizing of large company exploration departments and many mining industry professionals left the industry.  As a result of these trends, there are few good gold and silver projects in the pipeline and a developing shortage of experienced explorationists.  With improving metal prices and increasing demand, especially from Asia, supply difficulties may occur in the future and there is a discernible need for good exploration projects based on sound geological work.  As junior companies find it easier to raise funds, these companies are beginning to seek properties of merit to explore.

Gold prices, according to the London P.M. Fix, averaged $363/oz in 2003, and have strengthened in 2004 to an average of $409.72/oz.  The average gold price to June 27, 2005, is $427.12/oz.

Market for Ceramics

The markets for ceramic tile are very large and well established.  According to a recent report in the American Ceramic Society Bulletin, more than 53 billion square feet of ceramic tile were produced worldwide on an annual basis.  North America is a net importer of tile, with a large fraction of tile being consumed in the U.S.  North America (Mexico, U.S. and Canada) consumes about 4.3 billion square feet, or 8% of world production, but produces only 4% (half of that consumed).  This is the largest regional disparity in the world.  Two-thirds of tile production in North America is in Mexico, whereas production in the U.S. is only slightly over 1% of world production.  Most of the tile imported into the U.S. comes from Mexico, Europe (Italy) and Asia.  A recent article in Ceramic Industry magazine indicates U.S. tile sales for 2004 is estimated to be 2.71 billion square feet.  Tile use is particularly strong in California, Florida, Texas, and Arizona.

The use of ceramic building products in the USA has increased significantly over the last decade. For example, ceramic tile consumption has more than doubled in the past decade, as illustrated in Figure 1 below.

U. S. Ceramic Tile Market
Tile Consumption, millions of sq. r
300
250
200
150
100
50
0
1975
1980
1985
1990
1995
2000
2005
Year

Figure 1:  Consumption of Ceramic Tile in the U.S.A, 1980 to 2003

(1 sq. meter = 10.76 sq. feet)

[“USA: Steady Growth in Tile Sales”, Tile International, Jan/March, 2004, p. 78-79]

This trend has been spurred by the construction boom and by the increased use of tile at the expense of floor coverings like carpet.  Despite this growth, there is very considerable potential for additional growth.

(e)

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operation s, liquidity, capital expenditures or capital resources that is material to investors.

(f)

Tabular disclosure of contractual obligations

Contractual and Other Obligations

The following table summarizes the Company’s contractual obligations as at December 31, 2004:

	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years (2)	Total (to 5 years)

Long-term debt	$ --	$ --	$ --	$ --	$ --	$ --	$ --
Operating lease obligations	212,115	234,938	60,413	--	--	--	507,646
Idaho-Maryland property lease (1)	102,000	102,000	102,000	--	--	--	306,000
Mineral property option payments (1)	50,000	60,000	40,000	--	--	--	150,000
Ceramext™ royalties and payments	20,000	40,000	80,000	160,000	160,000	160,000	620,000
Purchase obligations	--	--	--	--	--	--	--
Asset retirement obligations	--	--	--	--	--	--	--
	$ 384,115	$ 436,938	$ 282,413	$ 160,000	$ 160,000	$ 160,000	$1,583,465

(1)

Mineral property option payments are made at the option of the Company, however non-payment of mineral property leases may result in forfeiture of Emgold’s rights to a particular property.

(2)

The amount shown in ‘5th and subsequent years’ is a per-year figure.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

a.

Directors and Senior Management

The following table lists the directors and senior management of the Company.  The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Name and Position	Age	Other Principal Directorships	Principal Business Activities Outside the Company
William J. Witte, - President and Chief Executive Officer and Director	49	ValGold Resources Ltd.	None
Frank A. Lang, - Director	80	Cream Minerals Ltd., ValGold Resources Ltd., Sultan Minerals Inc., Aurizon Mines Ltd., Acrex Ventures ltd., Abington Ventures Inc., Altima Resources Ltd	Chairman, President and Chief Executive Officer, Cream Minerals Ltd.
Ross Guenther, - Consultant and Director	61	None	General Manager, Ceramext, LLC
Joel Schneyer - Director	46	Globex Mining Enterprises Inc., Rupert Resources Inc. Etruscan Resources Ltd.	Founder and President of Mercantile Resource Finance, Inc.

Sargent H. Berner - Director	63	ValGold Resources Ltd., Cream Minerals Ltd., Aurizon Mines Ltd., Sultan Minerals Inc., Titan Logix Corp., Arrabbiata Capital Corp.	Associate Counsel, DuMoulin Black, Barristers and Solicitors
John King Burns – Chairman and Director	54	Northern Orion Resources Inc.	Independent Consultant; Managing Director Frontier Risk Management, Inc.
Ian Chang - Vice President Project Development	45	None	None
Arthur G. Troup - Chief Geologist, Canada	61	Sultan Minerals Inc., Cream Minerals Ltd., Acrex Ventures Ltd., Altima Resources Ltd.	President, Sultan Minerals Inc., and Vice-President, Exploration for companies managed by LMC
Shannon M. Ross - Chief Financial Officer and Corporate Secretary	53	Quartz Mountain Resources Ltd., Arrabbiata Capital Corp.	Chief Financial Officer and Corporate Secretary for companies managed by LMC.

William (Bill) J. Witte, P.Eng, President and Chief Executive Officer, has been an officer and director of the Company since June 1999.  From 1995 to joining the Company in 1999, Mr. Witte was self-employed.  From 1992 to 1995 he was an engineering manger and project manager, with Fluor Daniel Wright Inc.  Mr. Witte has more than 28 years of mining, engineering, business, and entrepreneurial experience.  He holds degrees in both Civil (University of Nevada, Reno 1976) and Mechanical Engineering (University of Arizona 1978), and is a registered Professional Engineer in the Province of British Columbia.  His mining and engineering experience covers not only all aspects of mine exploration, process research and development, and operations, but also engineering, construction and corporate management.  Mr. Witte has been responsible for various aspects of the financing, construction, design and operation of over 200 mining and technology projects around the world.  Mr. Witte spends 95% of his time devoted to the Company.

Frank A. Lang, P.Eng., Director was President of the Company from June 1989 until Mr. Witte’s appointment as President and Chief Executive Officer in June 2002, and was Chairman until June 2005.  Mr. Lang is Chairman, President, and Chief Executive Officer of Cream Minerals Ltd., and is Chairman of several junior resource companies.  Prior to working full time in the mining industry, Mr. Lang was an industrial sales engineer with BC Hydro.  Frank Lang has been involved in the operation and financing of junior resource companies for over 30 years.  Ross Guenther has been a director and consultant to the Company since May 1995.  He is Manager, Operations of Idaho-Maryland Mining Corporation.  He is the “rediscoveror” of the Idaho-Maryland Mine project.  Mr. Guenther has developed the Ceramext ™ vacuum hot extrusion method for ceramics, and is developing methods to use mine tailings, fly ash, slag, and other materials to produce high quality tile and brick.  Prior to joining the Company, Mr. Guenther had over 25 years experience in the mining industry in exploration, surface and underground mining, and land acquisition throughout Western U.S., Canada, Latin America, Australia, and parts of Asia.  Mr. Guenther has worked as a consultant since 1992, after being employed by Utah International Inc., Kennecott, Serimin, and other mining companies.  He served for three years as a U.S. Army Signal Corps. Officer.  He is a graduate of Washington State University with a B.S. Geology (major) and Mining Engineering (minor), and a B.A. in Business Administration (Finance).

Joel D. Schneyer, Director, is the founder and President of Mercantile Resource Finance, Inc., an advisory firm to the natural resource sector, with a specialty in project finance of precious metal projects, which was formed in 1996.  He has acted as financial and strategic planning advisor and expert witness to VSE, TSE, and hedge fund operatives, as well as law firms and foreign governments.  Prior to founding Mercantile, he was Manager of Derivative Finance Americas for Barclays Bank PLC, from 1992 to 1995 and a Senior Analyst - New Business and Strategic Planning Group, at Billiton Metals.  He earned a Masters in Geology from the University of Texas at Austin in 1984 and a Masters in Mineral Economics from the Colorado School of Mines in 1988.

Sargent Berner, Director, is a graduate of the University of British Columbia where he received his B.A. in 1963 and his LL.B. in 1966, and the London School of Economics, London, England where he received the degree of Master of Laws in 1967.  From 1968 to 1976 he served as a full-time Assistant and Associate Professor of the Faculty of Law at the University of British Columbia and has practised corporate, securities and natural resources law as a associate and/or partner in the Vancouver law firm of DuMoulin Black since 1976.

John King Burns, Chairman, is an independent businessman, and has been employed since 1996 as a consultant to several private and public companies providing business management, fundraising and financial consulting services.  Currently, Mr. Burns is a director of several public and private companies and is the Managing Director and an associated person of Frontier Risk Management Inc., a Commodities Trading Advisor, Chicago, Illinois.  He has a BA from the University of Pennsylvania.  From 1991 to 1996, he was Managing Director, of Barclays Bank PLC (Metals Group).

Ian I Chang, P. Eng. has been Vice President, Project Development for Emgold Mining Corporation since November 2003.  From 1999 to 2003, Mr Chang was Director, Sulfuric Acid Business Area, for NORAM Engineering and Constructors and had technical and fiscal responsibility for the business area.  He is a registered professional engineer in the Province of B.C. and has over 18 years of technology management, project and engineering management, commissioning, and mechanical and piping design experience for mining/metallurgical projects and specialty chemical projects.  From 1993 to 1999, he held senior project and engineering management positions with Fluor Daniel and Agra Simons (now AMEC PLC) in Canada and the United States, in the engineering and construction of large-scale mines such as Placer Dome’s Zaldivar copper and Musselwhite gold mines, as well as Battle Mountain Gold’s Korri Kollo gold project.  He has significant experience with both hydrometallurgical (gold, copper, zinc, nickel, silver) and pyrometallurgical (gold, copper, zinc) processes.

Arthur G. Troup, P.Eng., is Chief Geologist, Canada, to the Company.  For several years prior to joining Emgold, Mr. Troup was a geological consultant and President of Archean Engineering Ltd., a company offering project management and mineral exploration services.  Mr. Troup graduated from McMaster University in Hamilton, Ontario with a M.Sc. in Geology and has 30 years experience in the mining industry throughout the world including working for Rio Algom Exploration, Teck Corporation, Canada Nickel Corporation and Placer Dome Canada Limited.  Mr. Troup spends about 5% of his time on the affairs of the Company.

Shannon M. Ross, CA, has been the Chief Financial Officer and Corporate Secretary of the Company since 2000.  From June 2001 to March 2004 she was the Chief Financial Officer for Northern Orion Resources Inc.  From 1991 to 1999, Ms Ross was with the Hunter Dickinson Group of companies, and held the position of Controller and other positions during that period.  She was Controller of Dia Met Minerals Ltd. for a period in 1999.  She began her career in public practice, before moving to industry as an internal auditor for Cominco Ltd. in 1985.  Shannon holds a Bachelor of Commerce degree from the University of Alberta, and is a registered Chartered Accountant (CA) in British Columbia.  Ms Ross spends approximately 50% to 60% of her time on the affairs of the Company.

Technical Consultants and Employees

James E. Stephan, Technical Consultant to Golden Bear Ceramics Company/Idaho-Maryland Mining, is Vice President, Advanced Materials Technologies, Inc. (A Woman-Owned, Colorado Small Business).  Mr. Stephan has over 35 years of engineering and management experience focused on technical ceramics and advanced materials processing, product development, applications engineering, manufacturing support, and market development.  Technology areas of development include fuel cells, clean energy (hydrogen) development and storage, catalysts systems for VOC pollution control, advanced diesel engine components and catalysts, waste water processing and filtration, and ceramic tile processing from waste stream materials for the disposal of mine tailings, power plant fly ash and steel industry slag.  His educational background and degrees include a B.S. in Ceramic Engineering (University of Illinois), M.S. in Metallurgy and Materials Science Engineering (University of Denver), and formal leadership training in Management (M.S. Program at Regis University).

Carl Frahme, PhD, Director, Product Development and Marketing, has nearly four decades of varied experience in ceramic technology and the ceramic industry.  He has conducted and managed ceramic research and development projects.  He spent two decades in the refractory ceramic fiber insulation industry, supplying materials to the ceramic, metals processing, petroleum refining and processing industries, the OEM market, and other heat processing applications.  His responsibilities in this area have included product development, manufacturing, marketing and sales, business management, and construction project management.  Since 1987 he has had his own ceramic and materials consulting business, Frahme Consulting Services, Inc.  He is currently consulting with the Company to commercialize the Ceramext process for converting mine development rock into high value ceramic products.  Dr. Frahme holds a BS in Metallurgical Engineering from Case Institute of Technology (now Case Western Reserve University) and a Ph.D. in Ceramic Science and Engineering from Rutgers- The State University.

William S. Watters, P.E. Chief Mining Engineer, has 26 years of engineering and supervisory experience in underground mines and tunnels.  His background includes supervision of underground miners working in industrial minerals, coal and gold mines as well as in tunnel construction management.  His engineering involvement has been in the design and commissioning of continuous haulage systems used in underground mining, and he also has experience in the design of ventilation networks, dewatering systems, and electrical distribution for underground mines as well as mine planning and surveying.  He has an extensive background in underground mining and tunnelling safety and is a certified safety representative in the state of California.  His educational degrees and licenses include: B.S. Mining Engineering, University of Nevada – Reno; State of Wyoming Registered Professional Engineer-Mining; State of California Registered Professional Engineer-Civil.

b.

Compensation

Stock option plan

In order to provide incentive to directors, officers, employees, management and others who provide services to Emgold to act in the best interests of Emgold, Emgold adopted a Stock Option Plan (the “Plan”), effective June 19, 1997.  The purpose of the Plan is to allow Emgold to grant options to directors, officers, employees and service providers, as additional compensation, and as an opportunity to participate in the profitability of Emgold.  The granting of such options is intended to align the interests of such persons with that of Emgold.  Options will be exercisable over periods of up to ten years as determined by the board of directors of Emgold and are required to have an exercise price no less than the market price as defined in the Plan prevailing on the day that the option is granted.  Pursuant to the Plan, the board of directors may from time to time authorize the issue of options to directors, officers and employees of and consultants to Emgold and its subsidiaries or employees of companies providing management services to the Emgold or its subsidiaries.  The Plan provides that the number of common shares under the Plan, together with all of Emgold’s other previously established or proposed share compensation arrangements, may not exceed 20% of the total number of issued and outstanding common shares.  In addition, the number of shares, which may be reserved for issuance to any one individual, may not exceed 5% of the issued shares on a yearly basis.

Under the Plan, as amended, a total of 5,584,616 shares of Emgold were reserved for share incentive options to be granted at the discretion of Emgold’s board of directors to eligible optionees (the “Optionees”).

The Plan provides that if a change of control, as defined therein, occurs, all shares subject to options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

For the purposes hereof, an "insider" is a director or senior officer of Emgold, a director or senior officer of a company that is itself an insider or subsidiary of Emgold, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of Emgold extends to securities carrying more than 10% of the voting rights attached to all Emgold’s outstanding voting securities.  The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the Directors in accordance with the policies of the TSX Venture Exchange.

                                                        Stock Options Outstanding

                                                        (at April 30, 2005)

Optionholder Status	Number of Shares	Exercise Price (Cdn$)	Date of Grant	Expiry Date
Directors and Officers of Emgold and Subsidiaries

Frank A. Lang Director	53,000	0.10	October 12, 2001	October 12, 2011
	195,000	1.00	November 19, 2003	November 19, 2013
	150,000*	0.90	July 12, 2004	July 12, 2014
	398,000
Ian Chang Vice President, Project Development	150,000	1.00	November 19, 2003	November 19, 2013
	100,000*	0.90	July 12, 2004	July 12, 2014
	250,000
William J. Witte President, Chief Executive Officer and Director	150,000	0.25	November 6, 1999	November 6, 2009
	100,000	0.10	October 12, 2001	October 12, 2011
	600,000	1.00	November 19, 2003	November 19, 2013
	200,000*	0.90	July 12, 2004	July 12, 2014
	1,050,000
Arthur G. Troup Chief Geologist	25,000	0.30	April 21, 1997	April 21, 2007
	125,000	0.10	October 12, 2001	October 12, 2011
	150,000	1.00	November 19, 2003	November 19, 2013
	50,000*	0.90	July 12, 2004	July 12, 2014
	350,000
Shannon M. Ross Chief Financial Officer and Corporate Secretary	250,000	1.00	November 19, 2003	November 19, 2013
	200,000*	0.90	July 12, 2004	July 12, 2014
	450,000
Sargent H. Berner Director	55,000	0.30	April 21, 1997	April 21, 2007
	65,000	0.10	October 12, 2001	October 12, 2011
	180,000	1.00	November 19, 2003	November 19, 2013
	150,000*	0.90	July 12, 2004	July 12, 2014
	450,000
John King Burns Non-Executive Chairman and Director	150,000	0.60	June 18, 2003	June 18, 2013
	150,000	1.00	November 19, 2003	November 19, 2013
	150,000*	0.90	July 12, 2004	July 12, 2014
	450,000
Ross Guenther Director	150,000	1.00	November 19, 2003	November 19, 2013
	250,000*	0.90	July 12, 2004	July 12, 2014
	400,000
Joel P. Schneyer Director	150,000	1.00	June 16, 2004	June 16, 2014
	150,000*	0.90	July 12, 2004	July 12, 2014
	300,000

Optionholder Status	Number of Shares	Excersise Price (CDN$)	Date of Grant	Expiry Date
Total Directors/Officers (9 persons)	4,098,000
Total Employees/Consultants (30 persons)	1,966,000
Total Directors/Officers/ Employees/ Consultants	6,064,000

**Of these stock options, 1,400,000 granted to directors and officers are subject to disinterested shareholder approval at the next annual meeting of shareholders.

There were 623,000 stock options exercised in fiscal 2003.  In the year ended December 31, 2003, 3,030,000 stock options were granted at prices ranging from Cdn$0.60 to Cdn$1.00 to employees, officers, consultants and directors.  Of these stock options, 2,165,000 were granted to directors and officers.  In the year ended December 31, 2004, 517,000 stock options were exercised at prices ranging from Cdn$0.10 to Cdn$0.30.  During the year ended December 31, 2004, 150,000 options were granted at Cdn$1.00 to a director and 2,130,000* stock options were granted to directors, officers, employees and consultants at Cdn$0.90, expiring July 12, 2014.  During the year ended December 31, 2004, 25,000 stock options were cancelled.

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

The Named Executive Officers and directors of the Company exercised the following options in respect of Emgold's shares during the most recently completed financial year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (Cdn$)	Unexercised Options/SAR's at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End (Cdn$) Exercisable/ Unexercisable
Frank A. Lang	45,000	33,750	300,000/0	204,100/0
William J. Witte	Nil	Nil	850,000/0	542,500/0
Ian Chang	Nil	Nil	150,000/0	60,000/0
John King Burns	Nil	Nil	300,000/0	180,000/0
Sargent H. Berner	30,000	19,500	300,000/0	217,000/0
Ronald M. Lang (resigned in May 2004)	40,000	8,000	300,000/0	141,000/0
Ross Guenther	50,000	7,000	350,000/0	314,000/0
Arthur G. Troup	40,000	24,000	300,000/0	250,000/0
Shannon M. Ross	Nil	Nil	400,000/0	295,000/0

Directors

Emgold has no arrangements, standard or otherwise, except for stock options granted, pursuant to which Directors are compensated by Emgold or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year.  This is currently under review by the Compensation and Corporate Governance committee.

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director.  This is subject to recommendation by the Compensation and Corporate Governance committee.  Other than indicated below no director has received any compensation for his services as a director, including committee participation and/or special assignments.

Employee compensation

Total compensation paid by the Company directly and/or indirectly to all directors and executive officers during the fiscal year ended December 31, 2004, was Cdn$312,098 and $90,000.  This figure includes Cdn$30,000 paid to Lang Mining Corporation for the services of Mr. Frank A. Lang as Chairman, and all remuneration received through LMC Management Services Ltd., which is attributable to Emgold's affairs.

In Canada, Frank A. Lang, a director of Emgold, William J. Witte, President and Chief Executive Officer and a director of Emgold, Arthur G. Troup, Chief Geologist, Canada, of Emgold, Shannon Ross, Emgold's Secretary and Chief Financial Officer, and Ian Chang, Vice President, Project Development are each a "Named Executive Officer" of Emgold for the purposes of the following disclosure.  Mr. Ross Guenther is a director of the Company and a consultant to Idaho-Maryland Mining Corporation and Golden Bear Ceramics Company.

The compensation paid to each of the Named Executive Officers during Emgold's three most recently completed financial years is as set out below, in Canadian dollars:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary (Note 2)	Bonus Other Annual	Other Annual Compensation ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensa-tion ($)
Frank A. Lang, former Non-Executive Chairman and Director (Note 1)	2004	Nil	Nil	Cdn$30,000	150,000*	Nil	Nil	Nil
	2003	Nil	Nil	Cdn$30,000	195,000	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Ian Chang Vice President, Project Development	2004	Cdn$121,323	Nil	Nil	150,000*	Nil	Nil	Nil
	2003	Cdn$20,800	Nil	Nil	150,000	Nil	Nil	Nil
	2002	N/A	N/A	N/A	N/A	N/A	N/A	N/A
William J. Witte President, Chief Executive Officer and Director	2004	Cdn$125,859	Nil	Nil	200,000*	Nil	Nil	Nil
	2003	Cdn$106,351	Nil	Nil	600,000	Nil	Nil	Nil
	2002	Cdn$51,200	Nil	Nil	Nil	Nil	Nil	Nil
Arthur G. Troup Chief Geologist, Canada and former Vice President Exploration	2004	Cdn$Nil	Nil	Nil	50,000*	Nil	Nil	Nil
	2003	Cdn$322	Nil	Nil	150,000	Nil	Nil	Nil
	2002	Cdn$258	Nil	Nil	Nil	Nil	Nil	Nil
Shannon M. Ross Chief Financial Officer and Corporate Secretary	2004	Cdn$34,916	Nil	Nil	200,000*	Nil	Nil	Nil
	2003	Cdn$14,351	Nil	Nil	250,000	Nil	Nil	Nil
	2002	Cdn$11,277	Nil	Nil	Nil	Nil	Nil	Nil
Ross Guenther Director and former Project Manager, Idaho-Maryland Project	2004	$90,000	Nil	Nil	250,000*	Nil	Nil	Nil
	2003	$90,000	Nil	Nil	150,000	Nil	Nil	Nil
	2002	$45,946	Nil	Nil	Nil	Nil	Nil	Nil

*Stock options granted on July 12, 2004, at a price of Cdn$0.90 are subject to shareholder approval.

Note 1:  Lang Mining is a private company controlled by Mr. Lang, and currently receives Cdn$2,500 per month for the services of Mr. Lang as Chairman.

Note 2.  During the years ended December 31, 2004, 2003 and 2002, management, administrative, geological and other services were provided by LMC Management Services Ltd. ("LMC").  The Company reimburses LMC for the salaries paid to the employees and officers of the Company on a full cost recovery basis.

Termination of Employment, Changes in Responsibility and Employment Contracts:

Emgold and its subsidiaries have no employment contracts with any Named Executive Officer.

Emgold and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in Emgold's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control.

c.

Board practices

All directors were elected at the June 8, 2005, annual general meeting and have a term of office expiring at the next annual general meeting of Emgold to be held in June 2006.  All officers have a term of office lasting until their removal or replacement by the Board of Directors.

An "unrelated" director under the TSX governance guidelines is a director who is independent from management and if free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interest of the Company other than interests arising from shareholding.  Where a company has a significant shareholder, in addition to a majority of "unrelated" directors, the Board should include a number of directors who do not have interest or relationships with either the Company or the significant shareholder.  Mr. Joel Schneyer was appointed to the Board as an independent director.  The number of directors remains at six.  Frank Lang, William Witte and Ross Guenther are related due to holding a management position with the Company and/or one of the Company's subsidiaries.  Sargent Berner is an associate counsel at DuMoulin Black, the Company's legal counsel, and accordingly considered related.  John K. Burns and Joel D. Schneyer are unrelated directors.

No director and/or executive officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanour involving a security or any aspect of the securities business or of theft or of any felony. Belmoral Mines Limited, of which Frank A. Lang was a director, was subject to a cease-trade order as of September 17, 1980, subject to the submission of overdue documentation, which was revoked on October 6, 1980.

There are no arrangements or understandings with any two or more directors or executive officers pursuant to which he was selected as a director or executive officer.

The following information is provided with respect to the Company's directors, and members of its administrative, supervisory or management body and includes the date of expiration of the current term of office and the period during which the person has served in that office.

Name	Position(s) with Company	Term of Office/Period of Service
William J. Witte	President and Chief Executive Officer and Director	June 16, 1999 (Executive Vice President and Director) and July 19, 2002 (President and Chief Executive Officer)
Frank A. Lang	Director	Director since March 17, 1989, Chairman to June 2005, President and Chief Executive Officer from March 17, 1989 to July 19, 2002
Ross Guenther	Project Manager, Idaho-Maryland Project and Director	June 18, 1998
Joel Schneyer	Director	June 16, 2004
Sargent H. Berner	Director	May 13, 1991
John King Burns	Non-executive Chairman	June 8, 2005, as Chairman, June 18, 2003 as Director and June 16, 2004 as Lead Director until June 8, 2005
Ian Chang	Vice President Project Development	November 5, 2003
Arthur G. Troup	Former Vice President Exploration, and currently Chief Geologist, Canada	September 9, 1993 to June 8, 2005
Shannon M. Ross	Chief Financial Officer and Corporate Secretary	June 20, 2000, and January 31, 2000

Audit Committee

Joel D. Schneyer, John K. Burns, and Sargent H. Berner are currently the members of Emgold's audit committee.  The audit committee is elected annually by the directors of Emgold at the first meeting of the board held after Emgold's annual general meeting.  The primary function of the audit committee is to review the financial statements of Emgold before they are submitted to the board for approval.  They are also available to assist the board if required with matters relating to the appointment of Emgold's auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.  Emgold has no remuneration committee.

Corporate Governance Committee

Members of the Corporate Governance Committee are Messrs. Burns, Schneyer and Berner.  That committee was formed for making recommendations to the board with respect to developments in the area of corporate governance, the practices of the board, and appropriate candidates for nomination to the board an for evaluating the performance of the board.

d.

Employees

At May 31, 2005, Emgold had twenty-two employees.  Emgold Mining Corporation, the parent company, employs none of these employees.  The employees are employed by the subsidiary companies in California.  Emgold and its subsidiaries also contract staff on an as needed basis.  Emgold Mining Corporation functions are primarily administered through LMC Management Services Ltd. ("LMC") (see Item 7).

e.

Share ownership

                                                Common Shares

Name of Beneficial Owner	Stock Options Included in Beneficial Ownership	Amounts and Nature of Beneficial Ownership(1)	Percent of Class*
Frank A. Lang	398,000	4,350,192/2,834,402(2)	12.08%
William J. Witte	1,050,000(3)	1,345,040	2.26%
Ross Guenther	400,000/0	1,796,958/200,000(4)	3.36%
Arthur G. Troup	350,000/0	353,000/66,373(5)	0.70%
Joel Schneyer	300,000(6)	300,000	0.50%
Sargent H. Berner	450,000	559,668(7)	0.94%
Ian Chang	250,000(8)	273,500	0.46%
John King Burns	450,000(9)	450,000	0.76%
Shannon M. Ross	450,000(10)	600,000	1.01%
		13,129,133	22.07%

(1)

*Based on 47,158,099 shares outstanding as of April 30, 2005 (59,454,898 fully diluted), and stock options and warrants held by each beneficial owner.

(2)

Of these shares, 248,000 represent currently exercisable stock options and 150,000 stock options require approval by shareholders.  Of the indirect ownership, 966,429 are held in the name of Dauntless Developments Ltd., 445,320 are held in the name of Mark Management Ltd., and 1,422,653 are held in the name of Lang Mining Corporation, all private companies controlled by Frank A. Lang.

(3)

Of these stock options, 850,000 are currently exercisable, and 200,000 stock options require approval by shareholders.

(4)

Of these shares, 150,000 represent currently exercisable stock options; 200,000 stock options require approval by shareholders, and 200,000 shares represent shares issued to Ceramext, LLC, a private company controlled by Ross Guenther for the Ceramext technology.

(5)

Of these shares, 300,000 represent currently exercisable stock options and 50,000 stock options require approval by shareholders.  The shares held indirectly are in the name of Istana Investments Ltd., a private company controlled by Arthur G. Troup.

(6)

Of these stock options, 150,000 are currently exercisable and 150,000 stock options require approval by shareholders.

(7)

Of these shares, 300,000 represent currently exercisable stock options, 150,000 stock options require approval by shareholders and 20,000 represent currently exercisable warrants.

(8)

Of these stock options 150,000 are currently exercisable and 100,000 stock options require approval by shareholders.

(9)

Of these stock options, 300,000 are currently exercisable and 150,000 stock options require approval by shareholders.

(10)

Of these stock options, 250,000 are currently exercisable and 200,000 stock options require approval by shareholders.

                                                    Class A Convertible Preference Shares

Name of Beneficial Owner	Amounts and Nature of Beneficial Ownership(1)	Percent of Class*
Frank A. Lang	1,738,245/2,210,183	100%

(1)

Of these shares, 1,738,245 are held in the name of Frank A., Lang and 2,210,183 are held in the name of Lang Mining Corporation, a private company controlled by Mr. Lang.  These shares are convertible into common shares at any time at a ratio of one common share for every four Series A First Preference Share.  This ratio represents an effective conversion price of Cdn$0.80 per common share.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time gold in Specie having an aggregate value of not less than the redemption amount.  The Preference Shares rank in priority to the Company's common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The shares are redeemable by the Company at any time on 30 days written notice at a redemption price of Cdn$0.20 per share, but are redeemable by the holder out of funds available that are not, in the Company's opinion, otherwise required for the development of the Company's mineral property interests or to maintain a minimum of Cdn$2 million in working capital.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(a)

Major Shareholders

The Company is a publicly owned corporation, incorporated in the province of British Columbia, the shares of which are owned by residents of the United States, residents of Canada and other foreign residents.  To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another corporation.  As of April 30, 2005, the only registered holder of 5% or more of the common shares of Emgold was Frank Lang with 3,952,192 common shares (8.38%) held directly and 2,834,402 (6.01%) common shares held indirectly for a combined aggregate of 6,786,594 common shares (14.39%).  At December 31, 2000, Mr. Lang, directly and indirectly, held an aggregate of 6,117,504 common shares, which was 33.09% of the issued and outstanding common shares of 18,489,319 at that date.  In fiscal 2001, a total of 100,000 common shares were issued, bringing the issued and outstanding common shares to 18,589,319.  Mr. Lang's total number of common shares held directly and indirectly remained at 6,117,504, or 32.91%.  In fiscal 2002, a total of 6,530,000 common shares were issued, bringing the issued and outstanding common shares to 25,119,319.  This includes a total of 2,085,590 common shares issued to Mr. Lang and a private company controlled by Mr. Lang in settlement of Cdn$208,559 in debt.  At December 31, 2002, Mr Lang, directly and indirectly, held 7,203,094 common shares, or 28.68% of the issued and outstanding at that time.  During fiscal 2003, a total of 18,336,561 common shares were issued.  At December 31, 2003, Mr. Lang, directly and indirectly held 6,939,594 common shares, or 15.97% of the issued and outstanding.  Mr. Lang's holdings as a percentage have decreased due to the additional common share issuances by the Company.  All other known shareholders with greater than 5% are brokerage clearinghouses.

Mr. Lang also holds, directly and indirectly, 3,948,428 Series A First Preference Shares, details of which are described in Item 6.  The Series A First Preference Shares are convertible into common shares at any time at a ratio of one common share for every four Series A First Preference Shares.  This ratio represents an effective conversion price of Cdn$0.80 per common share.  The Series A First preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

Emgold's securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Emgold does not have knowledge of or access to information about the beneficial owners thereof.  To the best of its knowledge, Emgold is not directly or indirectly owned or controlled by a corporation or foreign government.  As of April 30, 2005, Emgold had authorized 500,000,000 common shares without par value of which 47,158,099 were issued and outstanding, and 50,000,000 Series A First Preference Shares of which 3,948,428 were issued and outstanding.

As of May 31, 2005, there were 605 registered shareholders of record holding a total of 50,638,099 common shares of Emgold.  To the best of Emgold's knowledge there were 265 registered shareholders of record with registered addresses in Canada, 328 shareholders of record with registered addresses in the United States and 12 shareholders of record with registered addresses in other countries holding approximately 39,878,030 (78.75%), 8,031,664 (15.86%) and 2,728,405 (5.39%) of the outstanding common shares, respectively.  Shares registered in intermediaries are assumed to be held by residents of the same country in which the clearing-house was located.

(b)

Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction, during the three years ended December 31, 2004, except as noted below.

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for the Class A First Preference Shares held by Lang Mining Corporation and Frank A. Lang.

Frank A. Lang and Lang Mining Corporation

Past Management Agreement with Lang Mining Corporation

Until June 30, 2001, Emgold received management, office, administrative, and geological services from Lang Mining Corporation ("Lang Mining"), a private company controlled by the chairman of Emgold, and reimbursed Lang Mining on a cost plus 15% basis.  Emgold also paid to Lang Mining a monthly management fee of $5,000.  The administration fees and services contract with Lang Mining expired on June 30, 2001, but Emgold continued with the contract for an additional month, until July 31, 2001.  These services are now provided through LMC Management Services Ltd. ("LMC").

Current Agreement with Lang Mining Corporation

Effective January 1, 2003, the Company commenced paying a management fee of $2,500 per month to Lang Mining Corporation ("Lang Mining") for Mr. Lang's services as Chairman.

Class A Convertible Preference Shares

During fiscal 2002, the Company entered into several private placements, completed a debt settlement, and was able to pay off the majority of the creditors of the Company.  At December 31, 2002, Mr. Frank A. Lang and Lang Mining Corporation (collectively "Lang") remained as the major creditors of the Company, the debt arising from financial support provided to the Company over a prolonged period.  The Company entered into an agreement with Lang to issue 3,948,428 Series A First Preference shares in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to Lang.

The Series A First Preference Shares rank in priority to the Company's common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The shares are redeemable by the Company at any time on 30 days written notice at a redemption price of Cdn$0.20 per share, but are redeemable by the holder only out of funds available that are not, in the Company's opinion, otherwise required for the development of the Company's mineral property interests or to maintain a minimum of Cdn$2 million in working capital.

The Series A First Preference Shares are convertible into common shares at any time at a ratio of one common share for every four Series A First Preference Shares.  This ratio represents an effective conversion price of Cdn$0.80 per common share.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The balance of $517,417 is the value included in debt as preference shares.  At December 31, 2004, $96,260 (December 31, 2003, $46,608) has been accrued in accounts payable in relation to the 7% fixed cumulative preferential dividends.

LMC Management Services Ltd. Administration and Services Agreement

Commencing August 1, 2001, management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and equity value, as LMC does not retain any profits in connection with the services provided by it.  All transactions are conducted in an arms-length manner.

Other Related Party Transactions in the Three Years Ended December 31, 2004

During the year ended December 31, 2002, a debt settlement of 2,250,000 common shares at a price of Cdn$0.10 was completed to settle Cdn$225,000 of debt with three directors of the Company and a private company controlled by a director and officer of the Company.  The shares were distributed as follows:  Ross Guenther 139,370 shares; Frank A. Lang 1,927,770 common shares; William J. Witte 25,040 common shares; and Dauntless Developments Ltd., a private company controlled by Frank A. Lang 157,820 common shares.

The Company signed an exclusive worldwide license agreement with Ceramext, LLC to develop and use the Ceramext technology.  The technology was acquired from Ceramext, LLC, a private company controlled by Ross Guenther, a director of the Company.  Under the terms of the agreement, the Company has paid $100,000 and issued 200,000 common shares to Ceramext, LLC.  The worldwide rights will remain in force based upon maintaining the following advance minimum royalty payments: $5,000 per quarter in 2005; of which the first quarter payment has been made; $10,000 per quarter in 2006; $20,000 per quarter in 2007; and $40,000 per quarter thereafter.  Mr. Ross Guenther also receives consulting fees for his services as Project Manager at the Idaho-Maryland Project.  Fees paid in 2004 totalled $90,000 (2003 - $90,000; 2002 - $45,946).  Consulting fees paid to Mr. Guenther are paid at market rates and the negotiations for the acquisition of the Ceramext technology with Mr. Guenther were conducted in an arms-length manner.  Mr. Guenther abstained from voting on the transaction.

(c)

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

(a)

Consolidated Statements and Other Financial Information

See "Item 17 Financial Statements".  The consolidated financial statements as required are attached as an exhibit and are found immediately following the text of this Registration Statement.  The audit report of PricewaterhouseCoopers LLP, independent Chartered Accountants, is included immediately preceding the consolidated financial statements.

Legal Proceedings

Emgold is not involved in any litigation or legal proceedings and to Emgold's knowledge no material legal proceedings involving Emgold or its subsidiary are to be initiated against Emgold.

Dividend Policy

Emgold has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future.  All funds of Emgold are being retained for exploration of its Projects.

(b)

Significant Changes

There are no significant changes of financial conditions since the most recent audited financial statements included within this Registration Statement.  Interim financial statements are incorporated into the financial statements included herein.

ITEM 9.

THE OFFER AND LISTING

(a)

Offer and listing details

1.

Trading Markets

The table below lists the high and low prices for common shares of the Company for the past five years and for the current fiscal year to March 23, 2005.

TSX Venture: EMR Trading in Canadian Dollars
	High	Low	Volume
	($)	($)
Annual
2005 (to May 31, 2005)	0.83	0.31	2,876,300
2004	1.55	0.58	9,586,000
2003	1.50	0.35	8,105,780
2002	0.40	0.05	3,123,800
2001	0.15	0.02	2,355,500
2000	0.21	0.04	1,741,200
1999	0.39	0.06	254,9200

Calendar 2002
First Quarter	0.13	0.05	219,100
Second Quarter	0.23	0.10	1,030,400
Third Quarter	0.30	0.16	905,300
Fourth Quarter	0.40	0.16	969,000

Calendar 2003
First Quarter	0.70	0.35	2,401,300
Second Quarter	0.62	0.39	1,063,900
Third Quarter	1.14	0.58	1,988,400
Fourth Quarter	1.50	0.80	2,652,100

Calendar 2004
First Quarter	1.55	0.89	2,469,200
Second Quarter	1.13	0.70	2,997,300
Third Quarter	0.95	0.68	1,093,300
Fourth Quarter	0.94	0.49	3,026,200

Month ended
March 31, 2005	0.70	0.41	1,087,200
February 28, 2005	0.83	0.57	971,300
January 31, 2005	0.72	0.60	275,800
December 31, 2004	0.75	0.49	587,100
November 30, 2004	0.94	0.67	2,088,500
October 31, 2004	0.85	0.73	350,600
September 30, 2004	0.80	0.58	533,500
August 31, 2004	0.85	0.68	157,400
July 31, 2004	0.95	0.76	402,400
June 30, 2004	1.09	0.85	602,200
May 31, 2004	1.05	0.70	1,058,700
April 30, 2004	1.13	0.85	1,336,400

The high, low and closing price of the Company's common stock was Cdn$0.39, Cdn$0.34 and Cdn$0.39 on May 31, 2005.  The Company's common stock is issued in registered form.

(b)

Plan of Distribution

Not applicable.

(c)

Markets

The shares of Emgold have traded in Canada on the TSX Venture Exchange (formerly the Canadian Venture Exchange and successor to the Vancouver Stock Exchange) since June 3, 1970, (symbol-EMR).

(d)

Selling Shareholders

Not applicable.

(e)

Dilution

Not applicable.

(f)

Expenses of the Issue

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

(a)

Share Capital

Emgold's share capital consists of two classes of shares,

Preference Shares

50,000,000 Series A first preference shares without par value, of which 3,948,428 (2002 - Nil) are issued and outstanding as of December 31, 2004 and 2003, and are held by Mr. Frank A. Lang, directly and indirectly.  The shares are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The Series A First Preference Shares are redeemable by the Company at any time on 30 days written notice at a redemption rate of Cdn$0.20 per share, but are redeemable by the holder out of funds available that are not, in the Company's opinion, otherwise required for the development of the Company's mineral property interest or to maintain a minimum of Cdn$2 million in working capital.

The Series A First Preference Shares are convertible into common shares at any time at a ratio of one common share for every four Series A First Preference Shares.  This ratio represents an effective conversion price of Cdn$0.80 per common share.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 per ounce in lieu of cash, provided that the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.  The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The balance of $517,417 is value included in debt as preference shares. At December 31, 2004, $96,260 (December 31, 2003 - $46,608) has been accrued in accounts payable in relation to the 7% fixed cumulative preferred dividends; and

Common Shares

The Company's authorized share capital consists of 500,000,000 common shares without par value, of which 47,158,099 are issued and outstanding as of April 30, 2005.  The consolidated statement of operations and deficit in the accompanying audited financial statements provides details of all share issuances effected by Emgold including the issue price per share for the three previous fiscal years.  There are no common shares of Emgold that are held by or on behalf of Emgold.  There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years.  All common shares of Emgold rank pari passu for the payment of any dividends and distributions in the event of a windup.  No dividend shall be paid other than out of funds and/or assets properly available for the payment of dividends and a declaration by the Directors as to the amount of such funds or assets available for dividends shall be conclusive.  Subject to the rights of members holding shares with special rights as to dividend, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

a)

A summary of Emgold's dilutive securities (convertible or exercisable into common shares) at December 31, 2004, and April 30, 2005, including a private placement, which partially closed in May 2005, with shareholder approval for the balance pending at the Annual Shareholder Meeting to be held on June 8, 2005, is as follows:

1.

Warrants

At December 31, 2004, and April 30, 2005, there are 6,232,799 warrants exercisable at a price of $1.00 until December 22, 2005.

2.

Other Potential Share Issuances

A summary of Emgold's diluted share capital as follows:

(a)	issued as of December 31, 2004, and April 30, 2005	47,158,099
(b)	options outstanding	6,064,000
(c)	warrants outstanding	6,232,799
(d)	Conversion of Series A preference shares	987,107
(e)	Shares issued pursuant to private placement	18,360,000
(f)	Warrants issued pursuant to private placement	18,360,000
Fully diluted after annual general meeting on June 8, 2005		97,162,005

See Item 9 for information regarding Emgold's Stock Option Plan.

b)

History of Share Capital

The changes in the Company's share capital during last three fiscal years ended December 31, and for the period ended June 10, 2005, are as follows:

Subsequent to December 31, 2004, the Company received subscriptions for a total of 18,360,000 units at $0.50 per unit, pursuant to a non-brokered private placement financing, previously announced on March 31, 2005, for gross proceeds of $9,180,000.  Each unit is comprised of one common share in the capital of the Company and one non-transferable share purchase warrant.  Each share purchase warrant entitles the holder to purchase one additional common share of the Company at an exercise price of $0.70 per share for a period of 24 months from the date of issuance.  On May 3, 2005 the Company received acceptance from the TSX Venture Exchange to close on and issue 3,480,000 units and on June 10, 2005, the balance of 14,880,000 units were issued, of the 18,360,000 units subscribed for purchase.  Each share purchase warrant issued on May 3, 2005, and June 10, 2005, entitles the holders to purchase one additional common share of the Company at an exercise price of $0.70 per share up to and including May 3, 2007, and June 10, 2007, respectively.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the May 3, 2005, unit distribution are subject to a hold period and may not be traded for a four month period expiring September 4, 2005.

Of the 18,360,000 units subscribed for purchase, 14,880,000 units were subscribed for purchase by Galaxy Fund Inc. ("Galaxy"), a well-established mutual fund based in Road Town, British Virgin Islands.  On issuance of the shares subscribed for, Galaxy will hold approximately 23% of the issued and outstanding voting shares of the Company, and if all of the warrants included in the private placement are exercised, this percentage could increase to approximately 36%.  Under the rules and policies of the TSX Venture Exchange, this shareholding would constitute Galaxy a "control person" of the Company, and accordingly the Company sought shareholder approval to the private placement to Galaxy at the Annual and Special General Meeting to be held on June 8, 2005, at which time shareholder approval was received, and regulatory approval received on June 10, 2005.  Galaxy is managed and directed by Galaxy Capital Management Ltd. and does not own or control any securities of the Company other than the units subscribed for under the private placement described above.

Proceeds from the unit offering are intended to be used to fund further exploration and development of the Company's Idaho-Maryland project in Grass Valley, California, on-going development and commercialization of the Ceramext process and for general administrative purposes.  Expenses for the Idaho-Maryland project include the activities associated with the application for a Conditional Use Permit, on-going geologic investigations and exploration, property acquisitions, mine planning and public outreach activities.  The further development of the Ceramext process includes research and development, operation and expansion of the pilot plant, design of a demonstration plant, marketing studies, feasibility and protection of intellectual property.  Additional testing of the Ceramext process is being conducted on other feed materials for a wide range of new applications.

During the year ended December 31, 2004, 2,935,329 share purchase warrants were exercised at prices ranging from Cdn$0.55 to Cdn$1.00.  In addition, 517,000 stock options were exercised at prices ranging from Cdn$0.10 to Cdn$0.30.

During the year ended December 31, 2003, Emgold completed a private placement of 2,472,222 units at a price of Cdn$0.45 per unit, for net proceeds of Cdn$1,020,790.  Each unit was comprised of one common share and one non-transferable common share purchase warrant.  Also, a cash commission of 8% was paid and 494,444 non-transferable broker warrants were issued.  Warrants issued in conjunction with this transaction entitle the holders to purchase one common share for every whole share purchase warrant held, at an exercise price of Cdn$0.55 per share, until February 3, 2004.

A flow-through private placement of 160,000 flow-through units at Cdn$0.95 per unit for gross proceeds of Cdn$152,000 was also completed.  Each unit was comprised of one flow-through common share and one non-flow-through share purchase warrant.  Each share purchase warrant is exercisable to acquire one additional common share of the Company at an exercise price of Cdn$1.25 expiring September 30, 2004.  A finder's fee was paid, consisting of a Cdn$12,160 in cash and 16,000 non-transferable compensation warrants, each non-transferable compensation warrant exercisable to acquire one additional common share of the Company at an exercise price of Cdn$1.25 expiring September 30, 2004.  The warrants expired unexercised.

Flow-through shares are used to finance Canadian minerals and petroleum exploration and were originally introduced to address the exploration financing inequity which arose between major and junior exploration companies.  United States residents who pay no income tax in Canada would not obtain any benefits from the purchase of flow-through shares.  The "flow through" facility of the common shares cannot be used by taxpayers in the United States.  The cost base of the shares, if purchased by United States investors, would be the issue price of the common share.

The major mining companies can deduct exploration expenditures for tax purposes, but the junior mining companies normally cannot because they lack taxable income.  Flow-through investors can deduct their investments from otherwise taxable income because the tax deductions have been "flowed through" from the juniors to the investors.  There are no restrictions or difference in the transferability of the shares after the initial four-month hold period.  The funds raised by the issuance of the common shares must be used for exploration expenditures on mineral properties in Canada.

The funds cannot be used for administration purposes or for development expenditures or on exploration outside of Canada.  The Company renounces the expenditures, whereby the expenditures are "flowed through" to the investor.  The shares are usually issued at a small premium to market, and often, no warrant is attached.  If a warrant is attached, it is the Company's policy to issue a non-flow through warrant enabling the Company to use the funds for administrative and other purposes.

Under flow-through share tax legislation, eligible exploration expenditures are 100% deductible from income from any source.  These deductions shelter before-tax income.  Tax credits apply directly to reduce taxes payable to the investor.  A non-refundable tax credit reduces taxes to the extent of taxes payable.  British Columbia and federal flow-through share based tax credits are non-refundable (the investor has to pay taxes in order to use the claim).  However, unused credits can be carried back and applied against taxes paid in the previous three years or carried forward for up to ten years.  Tax credits are considered "assistance" for income tax purposes and accordingly they reduce the Canadian Exploration Expense "(CEE") pool.  Both provincial and federal tax credits reduce the pool in the year after the one in which they were claimed.  It decreases the adjusted cost base of the share to approximately

35% of the initial issue price if the exploration is carried out in British Columbia.  The rates vary from province to province, depending upon provincial tax credits available in the individual province of residence of the taxpayer.

The Company does not utilize flow-through share financing on a regular basis, and the financing described above is the only flow-through financing undertaken by the Company.  Each province has a different flow-through share program, to encourage exploration in their respective provinces.  In Canada, the Company is exploring only in British Columbia.  British Columbia has three tax-based programs to encourage mineral exploration:  Flow-Through Share, B.C. Mining Flow-Through Share Tax Credit and the B.C. Mining Exploration Tax Credit.  In July 2001, the British Columbia government introduced a 20% non-refundable tax credit for qualifying grassroots exploration expenditures (funded by Flow Through Shares to investors) made in British Columbia.  This was in addition to, and is harmonized with the 15% Federal Mineral Exploration Tax Credit program relating to flow-through shares and the existing 100% deduction of CEE.  The province of British Columbia also has a Mining Exploration Tax Credit ("METC").  The METC is a 20% refundable tax credit applied to qualifying grassroots exploration, not funded by Flow Through Shares, on base and precious metals, coal and some industrial minerals.  The credit is available to British Columbia tax residing individuals and companies who incurred these expenditures.  The program applies to expenditures made between August 1, 1998, and July 1, 2006.  The Company has applied for the tax credits, net of flow-through share expenditures, and will continue to do so until the program is cancelled, for all of its CEE in British Columbia.  The Company's main focus continues to be the Idaho-Maryland Project in California.

Emgold also completed a brokered private placement of 10,060,000 units at a price of Cdn$0.75 per unit, for gross proceeds of Cdn$7,545,000.  Each unit was comprised of one common share in the capital of Emgold and one-half of one non-transferable share purchase warrant.  One whole share purchase warrant entitles the holder to purchase one additional common share of Emgold for a period of two years at an exercise price of Cdn$1.00 per common share.  A combination of cash commission and finder's fee was paid, equal to 7.5% of the gross proceeds raised from the private placement, and non-transferable agent's warrants exercisable until December 23, 2005, at an exercise price of Cdn$1.00.  In addition, a cash administration fee and a corporate finance fee of 150,000 shares of Emgold were also paid.

During fiscal 2003, 623,000 stock options were exercised at prices ranging from Cdn$0.10 to Cdn$0.30 per share, and 4,775,847 warrants were exercised at prices ranging from Cdn$0.30 to Cdn$0.55 to provide $1,167,724 to the Company.

A total of 100,000 common shares with a deemed value of $45,226 were also issued to the optionors of the Rozan and Stewart properties during fiscal 2003.

During the year ended December 31, 2002, Emgold completed a private placement through the facilities of Canaccord Capital Corporation ("Canaccord") whereby Canaccord acted as agent for a private placement of 1,600,000 units at a price of Cdn$0.25 per unit, for gross proceeds of Cdn$400,000.  Each unit was comprised of one common share and one non-transferable share purchase warrant.  Each warrant entitled the holder to purchase one additional common share for a period of one year from closing at an exercise price of Cdn$0.30.  Canaccord received a commission of 9% in cash and 320,000 non-transferable agent's warrants exercisable for a period of one year from closing at an exercise price of Cdn$0.30.  Canaccord was also granted a right of first refusal to provide any brokered financing for a period of one year.

A private placement of up to 2,250,000 units at a price of Cdn$0.25 per unit, for net proceeds of Cdn$337,542 was also completed.  Each unit was comprised of one common share and one non-transferable share purchase warrant.  Each share purchase warrant entitled the holder to purchase one additional common share of the Company for a period of one year from closing, at an exercise price of $Cdn0.30.  Upon closing Canaccord received a commission of 8%.  Canaccord also received non-transferable Agent's Warrants in an amount equal to 20% of the offering exercisable for a period of one year from closing at an exercise price of Cdn$0.30.

During fiscal 2002, 180,000 stock options were exercised at prices ranging from Cdn$0.10 per share, and 50,000 warrants were exercised at prices ranging from Cdn$0.25 to provide $16,292 to the Company.

A total of 100,000 common shares with a deemed value of $11,979 were also issued to the optionors of the Rozan and Stewart properties during fiscal 2002.

A debt settlement whereby 2,250,000 common shares were issued at Cdn$0.10 to settle $147,040 in debt was also completed in fiscal 2002.

(b)

Memorandum and Articles of Association

Emgold's corporate constituting documents comprising Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under Corporation No. 361869.  A copy of the Articles of Association and Memorandum are filed as an exhibit to this registration statement on Form 20-F.

1.

Objectives and Purposes

Emgold's Articles of Incorporation do not specify objectives or purposes.  Under British Columbia law, a British Columbia corporation has all the legal powers of a natural person.  British Columbia corporations may not undertake certain limited business activities such as operating as a trust company or railroad without alterations to its form of articles and specific government consent.

2.

Directors Powers and Limitations

Emgold's articles do not specify a maximum number of directors (the minimum under British Columbia law for a public company is three).  Shareholders at the annual shareholders meeting determine the number of directors annually and all directors are elected at that time.  There are no staggered directorships.  Under the British Columbia Business Corporations Act ("BCA") directors are obligated to abstain from voting on matters in which they may be financially interested after fully disclosing such interest.  Directors' compensation is not a matter on which they must abstain.  Directors must be of the age of majority (18), and meet eligibility criteria including not being mentally infirm, not having any undischarged bankruptcies and having no fraud related convictions in the previous five years.  There is no mandatory retirement age either under Emgold's Articles or under the BCA.

Directors' borrowing powers are not generally restricted where the borrowing is in Emgold's best interests, but the directors may not authorize Emgold to provide financial assistance for any reason where Emgold is insolvent or the providing of the guarantee would render it insolvent.  Directors need not own any shares of Emgold in order to qualify as directors.

The Articles specify the number of directors shall be the number of directors fixed by shareholders annually, or the number that are actually elected at a general shareholders meeting.  Shareholders at the annual shareholders' meeting determine the number of directors annually and all directors are elected at that time.  Under the Articles the directors are entitled between successive annual general meetings to appoint one or more additional directors but not more than one-third of the number of directors fixed at a shareholders meeting or actually elected at the preceding annual shareholders' meeting.  Directors automatically retire at the commencement of each annual meeting but may be re-elected thereat.

Under the Articles, a director who is in any way directly or indirectly interested in a proposed contract or transaction, or who holds any office or possesses any property whereby directly or indirectly a duty might be created which would conflict with his duty or interest as a director, shall declare the nature and extent of such interest in such contract or transaction.  A director shall not vote in respect of any such contract or transaction and if he should vote, his vote shall not be counted, but he may be counted in the quorum present at the meeting.  Similarly, under the BCA directors are obligated to abstain from voting on matters in which they may be financially interested after fully disclosing such interest.

3.

Common Shares

Emgold has authorized 500,000,000 common shares without par value.  All common shares rank pari passu for the payment of dividends and distributions in the event of wind-up.

Some of the significant provisions under British Columbia law and Emgold's Articles relating to the common shares may be summarized as follows:

Capital Increases and Other Changes

Authorized capital increases as well as other changes to the constituting documents require the approval of 75% of votes of shareholders at a duly convened meeting.

Certain changes such as amalgamations, re-domiciling, and creation of new classes of shares may also give rise to dissent rights (the right to be paid the "fair value" for their shares in cash if the matter is proceeded with).

Shares Fully Paid

All Emgold shares must, by applicable law, be issued as fully paid for cash, property or services.  They are, therefore, non-assessable and not subject to further calls for payment.

Pre-emptive Rights

There are no pre-emptive rights applicable to Emgold which provide a right to any person to participate in offerings of Emgold's securities

Liquidation

All common shares of Emgold participate rateably in any available assets in the event of a winding up or other liquidation.

No Limitation on Foreign Ownership

There are no limitations under Emgold's Articles or in the BCCA on the right of persons who are not citizens of Canada to hold or vote common shares.  (See also "Exchange Controls")

Dividends

Dividends may be declared by the Board out of available assets and are paid rateably to holders of common shares.  No dividend may be paid if Emgold is, or would thereby become, insolvent.

Voting Rights

Each Emgold common share is entitled to one vote on matters to which common shares ordinarily vote including the election of directors, appointment of auditors and approval of corporate changes.  There are no cumulative voting rights applicable to Emgold.  At an annual meeting of shareholders, subject to the BCCA, general meeting resolutions are decided by a show of hands, or upon request, by a poll.  A simple majority is required to pass an ordinary resolution.

Shareholder Meetings

Shareholders' meetings are governed by the Articles of Emgold but many important shareholder protections are also contained in the Securities Act (British Columbia) and the BCA.  The Articles provide that Emgold will hold an annual shareholders' meeting, will provide at least 21 days' notice and will provide for certain procedural matters and rules of order with respect to the conduct of the meeting.  The Securities Act (British Columbia) and the BCA superimpose requirements that generally provide that shareholder' meetings require not less than a 60 day notice period from initial public notice and that Emgold makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders.  The form and content of information circulars and proxies and like matters are governed by the Securities Act (British Columbia) and the BCA.  This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions.  Emgold must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder's determination.  The meeting must be held within 15 months of the previous annual shareholders' meeting.  A quorum for a shareholders' meeting is two members or proxy holders present.

Change in Control

Emgold has not implemented any shareholders' rights or other "poison pill" protection against possible take-overs.  Emgold does not have any agreements, which are triggered by a take-over or other change of control.  There are no provisions in its articles triggered by or affected by a change in outstanding shares which gives rise to a change in control.  There are no provisions in Emgold's material agreements giving special rights to any person on a change of control.

Insider Share Ownership Reporting

The articles of Emgold do not require disclosure of share ownership.  Share ownership of director nominees must be reported annually in proxy materials sent to Emgold's shareholders.  There are no requirements under British Columbia corporate law to report ownership of shares of Emgold but the Securities Act (British Columbia) requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade.  Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales.

Securities Act (British Columbia)

This statute applies to Emgold and governs matters typically pertaining to public securities such as continuous quarterly financial reporting, immediate disclosure of material changes, insider trade reporting, take-over protections to ensure fair and equal treatment of all shareholders, exemption and resale rules pertaining to non-prospectus securities issuances as well as civil liability for certain misrepresentations, disciplinary, appeal and discretionary ruling maters.  All Emgold shareholders regardless of residence have equal rights under this legislation.

Future Capital Calls

The directors of the Company do not have any liability for future capital calls.

4.

Preference Shares

Emgold has authorized 50,000,000 preference shares without par value of which 3,948,428 Series A First Preference shares are outstanding as of December 31, 2004.  (See Item 7 Series A First Preference Shares).

(c)

Material contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which Emgold or any member of the Emgold group is a party, for the two years preceding the date of this document.

1.

A three-year lease and option to purchase agreement for a 44,750 square foot building located in Grass Valley, California.  Minimum lease payments are $17,005 per month commencing April 1, 2004, and will increase to $17,900 per month on April 1, 2005, and to $20,138 on April 1, 2006.  The Company has an option to purchase the building until the earlier of December 31, 2006, and the termination of the lease.  The purchase price under the option is $2,500,000, subject to adjustment if the optionee assumes an existing Wells Fargo Loan on the property, or $2,600,000 if the Company does not assume the Wells Fargo Loan and the optionor is charged a prepayment penalty by Wells Fargo for early payment.  The purchase price shall be adjusted on each anniversary date of the agreement, increasing the purchase price by the greater of (a) the percentage increase in the consumer price index (All Urban Consumers, base year 1982-84 = 100) for San Francisco-Oakland-San Jose CMSA published by the United States Department of Labour, Bureau of Labor Statistics during the most recent 12 month period, but not greater than 5%, and (b) 3% above the previous purchase price in effect.

2.

A five-year lease (as amended), commencing on June 1, 2002, and ending on May 31, 2007, with the owners of the Idaho-Maryland Property.  The owners of the Idaho-Maryland Property have granted to the Company the exclusive right and option to purchase all of the leased property.  As consideration for the said option, the Company agreed to pay the owners the following non-refundable amounts: $27,000 paid in 2002 and $19,500 paid quarterly on the first day of February, May, August and November in 2003; payments of $25,500 are due quarterly on the first business day of each of the same months during the years from 2004 to 2007.  In the event that all payments have been made, the purchase price for 2002 was to be $4,350,000.  For succeeding lease years in which the option may be exercised, that price will increase by 3% each year.

3.

The Company signed an agreement with Ceramext, LLC, a private company controlled by Ross Guenther, a director of the Company and General Manager of the Idaho-Maryland project, to develop and use the Ceramext process.  Under the terms of the agreement, the Company has obtained the worldwide rights, subject to a monthly royalty of 3% of the gross sales revenue derived from the sales of physical products produced.  Pursuant to the terms of the agreement, Emgold paid $100,000 and issued 200,000 common shares to Ceramext, LLC.  The worldwide rights will remain in force based upon maintaining the following minimum royalty payments: $5,000 per quarter in 2005; $10,000 per quarter in 2006; $20,000 per quarter in 2007; and $40,000 per quarter thereafter.

4.

The Company entered into a joint venture with a private, non-related company to acquire approximately 45.4 acres adjacent to other properties under option by the Company in Grass Valley, California. The Company's share of the purchase price was $542,500 plus 30% of the closing costs.

(d)

Exchange controls

Emgold is a British Columbia, Canada corporation.  The Company is not aware of any Canadian federal or provincial laws, decrees or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements.  Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future.  See "Taxation", below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Emgold on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act (the "Investment Act").  The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire the Common Shares.  It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments.  Emgold does not believe the Investment Act will have any effect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Emgold's relatively small capitalization.

The Investment Act generally prohibits implementation of a "reviewable" investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling.  An investment in Emgold's Common Shares by a non-Canadian other than a "WTO Investor" (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Emgold was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Emgold and the value of the assets of Emgold, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Emgold.  An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Emgold was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Emgold and the value of the assets of Emgold, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2004 exceeds Cdn$237 million.  A non-Canadian would acquire control of Emgold for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares.  The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of Emgold unless it could be established that, on the acquisition, Emgold was not controlled in fact by the acquiror through the ownership of the Common Shares.

The foregoing assumes Emgold will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including

1.

an acquisition of the Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities,

2.

an acquisition of control of Emgold in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

3.

an acquisition of control of Emgold by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Emgold, through the ownership of the Common Shares, remained unchanged.

(e)

Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a "U.S. Holder") who, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm's length with Emgold, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Treaty"), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada.  This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Customs and Revenue Agency.  It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects.  This summary does not take into account provincial, U.S., state or other foreign income tax law or practice.  The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder's particular circumstances.  Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by Emgold will be subject to Canadian withholding tax.  Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of Emgold's voting shares).  Emgold will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder's account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is "taxable Canadian property" to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty.  A Common Share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length alone or together owned, or had rights to acquire, 25% or more of Emgold's issued shares of any class or series.

A U.S. Holder whose Common Shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada.

United States Tax Consequences

United States Federal Income Tax Consequences

The following is a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Emgold.  This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences. (see "Taxation Canadian Federal Income Tax Consequences" above).  Accordingly, we strongly recommend that holders and prospective holders of common shares of Emgold consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Emgold, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation, which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of Emgold who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code.  This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.  This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of Emgold.  This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of Emgold

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Emgold are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Emgold has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions.  (See more detailed discussion at "Foreign Tax Credit" below).  To the extent that distributions exceed current or accumulated earnings and profits of Emgold, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of property.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder, which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of Emgold generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of Emgold may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of Emgold) deduction of the United States source portion of dividends received from Emgold (unless Emgold qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below).  Emgold does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on Emgold's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax.  However, dividends and the proceeds from a sale of Emgold's common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Emgold may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit; among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income, " "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by Emgold will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Emgold should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Emgold

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of Emgold equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of Emgold.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts.  In general, gain or loss on the sale of common shares of Emgold will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

A.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of Emgold's outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and 60% or more of Emgold's gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), Emgold may be treated as a "foreign personal holding company."  In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent Emgold does not actually distribute such income.  Emgold does not believe that it currently qualifies as a foreign personal holding company.  However, there can be no assurance that Emgold will not be considered a foreign personal holding company for the current or any future taxable year.

B.

Foreign Investment Company

If 50% or more of the combined voting power or total value of Emgold's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and Emgold is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that Emgold may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.  Emgold does not believe that it currently qualifies as a foreign investment company.  However, there can be no assurance that Emgold will not be considered a foreign investment company for the current or any future taxable year.

C.

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more.  Emgold appears to have been a PFIC for the fiscal year ended December 31, 2003, and at least certain prior fiscal years.  In addition, Emgold expects to qualify as a PFIC for the fiscal year ending December 31, 2004, and may also qualify as a PFIC in future fiscal years.  We strongly recommend that each U.S. Holder consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder.  The following is a discussion of such alternative tax regimes applied to such U.S. Holders of Emgold. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects to treat Emgold as a qualified electing fund ("QEF") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which Emgold qualifies as a PFIC on his pro rata share of Emgold's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder's taxable year in which (or with which) Emgold's taxable year ends, regardless of whether such amounts are actually distributed.  A U.S. Holder's tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which Emgold is a PFIC.  If the U.S. Holder makes a QEF election in such first year, i.e., a "timely" QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year.  If, however, Emgold qualified as a PFIC in a prior year during the U.S. Holder's holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Emgold is a controlled foreign corporation, the U.S. Holder's pro rata share of Emgold's post-1986 earnings and profits as of the qualification date.  The qualification date is the first day of Emgold's first tax year in which Emgold qualified as a QEF with respect to such U.S. Holder.  For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an "Electing U.S. Holder."  A U.S. Holder who holds common shares at any time during a year of Emgold in which Emgold is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a "Non-Electing U.S. Holder."  An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Registrant common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Emgold's annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as "personal interest" that is not deductible.

In order for a U.S. Holder to make (or maintain) a valid QEF election, Emgold must provide certain information regarding its net capital gains and ordinary earnings and permit its books and records to be examined to verify such information.  Emgold intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to Emgold.  We strongly recommend that each prospective U.S. Holder consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made with respect to Emgold, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election.  If a U.S. Holder makes a QEF election and Emgold ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which Emgold does not qualify as a PFIC.  Therefore, if Emgold again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which Emgold qualifies as a PFIC.  In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of Emgold.  Therefore, if such U.S. Holder reacquires an interest in Emgold, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which Emgold qualifies as a PFIC.

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Registrant common shares and (ii) certain "excess distributions," as defined in Section 1291(b), by Emgold.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Registrant common shares and all excess distributions on his Registrant common shares over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder's period prior to the first day of the first year of Emgold (i) which began after December 31, 1986, and (ii) for which Emgold was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible.  The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If Emgold is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Registrant common shares, then Emgold will continue to be treated as a PFIC with respect to such Registrant common shares, even if it is no longer definitionally a PFIC.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Registrant common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a "mark-to-market election").  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if a Non-Electing U.S. Holder makes the mark-to-market election after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Emgold common shares.  A U.S. Holder who makes the mark-to market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Emgold as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Emgold included by such U.S.

Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder's adjusted tax basis in the common shares of Emgold will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Emgold common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.  Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.  No view is expressed regarding whether common shares of Emgold are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Emgold common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized.  Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  The transferee's basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee's basis is generally equal to the fair market value of the Electing U.S. Holder's common shares as of the date of death under Section 1014 of the Code.  The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.  We strongly recommend that each prospective U.S. Holder of Emgold consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to common shares of Emgold, certain adverse rules may apply in the event that both Emgold and any foreign corporation in which Emgold directly or indirectly holds shares is a PFIC (a "lower-tier PFIC").  Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto.  Emgold intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of Emgold that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called "indirect disposition" of such shares.  For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by Emgold (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder's proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by Emgold (or an intermediate entity).  Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from Emgold and does not dispose of its common shares.  Emgold strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to Registrant common shares while Emgold is a PFIC unless the U.S. Holder makes a timely QEF election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

D.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Emgold is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Emgold ("United States Shareholder"), Emgold could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax.  The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC.  Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC's earnings invested in U.S. property.  The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of Emgold which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Emgold attributable to the shares sold or exchanged.  If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC.  This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders.  Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC.  Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Emgold does not believe that it currently qualifies as a CFC.  However, there can be no assurance that Emgold will not be considered a CFC for the current or any future taxable year.

(f)

Dividends and Paying Agents

Not applicable.

(g)

Statement By Experts

The Company's auditors for its financial statement for the fiscal years ended December 31, 2004, 2003 and 2002 is PricewaterhouseCoopers, LLP, Chartered Accountants, Vancouver, British Columbia.  Their audit report is included with the financial statements and their consent letter is included in the exhibits.

The Preliminary Assessment Technical Report dated November 22, 2004, was prepared by AMEC Americas Limited, and their consent letter is included in the exhibits.

(h)

Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of Emgold, Suite 1400, 570 Granville Street, Vancouver, British Columbia V6C 3P1 or on request of Emgold at 604-687-4622.  Copies of Emgold's financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the Internet at www.SEDAR.com.

(i)

Subsidiary Information

Not applicable.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)

Transaction Risk and Currency Risk Management

Emgold's current operations do not employ financial instruments or derivatives.  Currently the Company has no long-term debt other than the Class A preference shares, or source of revenue as the Company is in the resource exploration and development stage on its mineral property interests and in the research and development stage on its ceramics technology.

(b)

Exchange Rate Sensitivity

The majority of Emgold's operations are in the United States.  It is affected by exchange rate risk, as the equity financings by the Company to date have been denominated in Canadian dollars.  Excess cash is invested primarily in Canadian denominated investments and may be affected by exchange rate risk.  Emgold has preference shares with an interest rate of 7% per annum, denominated in Canadian dollars.

(c)

Interest Rate Risk and Equity Price Risk

Emgold has been equity financed and does not have any debt that is subject to interest rate change risks.

(d)

Commodity Price Risk

While the value of Emgold's resource properties can always be said to relate to the price of precious metals and the outlook for same, Emgold currently does not have any operating mines and hence does not have any hedging or other commodity based risk respecting its operations.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.

CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B.

CODE OF ETHICS

Not applicable.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The Company's consolidated financial statements are stated in United States dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in Note 14 to the financial statements.

The following statements and notes thereto as required under Item 17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of PricewaterhouseCoopers LLP, independent Chartered Accountants, is included herein immediately preceding the financial statements.

ITEM 18.

FINANCIAL STATEMENTS

Not Applicable.  See Item 17.

ITEM 19.

EXHIBITS

A.  The financial statements and notes thereto as required under Item 17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of PricewaterhouseCoopers LLP, independent Chartered Accountants, for the audited financials statements and notes thereto is included herein immediately preceding the audited financial statements.

A.

The following attached financial statements are incorporated herein:

  Auditors' Reports on the consolidated balance sheets as at December 31, 2004 and 2003, and the consolidated statements of operations and deficit and changes in cash flows for each of the three years ended December 31, 2004, 2003 and 2002, (page 81);

  Consolidated balance sheets as at December 31, 2004 and 2003, (page 82);

  Consolidated statements of operations and deficit and statement of shareholder's equity for each of the three years ended December 31, 2004, 2003 and 2002, (pages 83-84);

  Consolidated statements of changes in cash flows for the periods referred to in (3) above (page 85);

  Notes to the consolidated financial statements (pages 86-104);

B.

Index to Exhibits

1.

Articles and Memorandum of Emgold Mining Corporation; originally incorporated as 361869 B.C. Ltd. on March 17, 1989.

2.

2005 Stock Option Plan (10% Rolling) - June 8, 2005

3.

Material contracts not made in the ordinary course of business or which are to be performed in whole or in part at or after the filing of the Registration Statement or which were entered into not more than two years before filing.

3.1

World Wide License Agreement with Ceramext, LLC dated September 17, 2003

3.2

Standard Industrial Lease - Gross and Lease Addendum and Option Agreement with Mediation/Arbitration of Disputes attachment - dated April 7, 2004, with H & D Shluker Family Trust

3.3

Option Agreement on the Rozan Property dated February 11, 2000, with Mr. Jack Denny and Mr. Erik Denny

3.4

Option Agreement on the Stewart Property dated July 25, 2001, with Mr. Jack Denny and Mr. Erik Denny

3.5

Option Agreement on the Jazz Property (formerly Dog Claim Group) dated March 15, 2004, with Mr. M.A. Kaufman

3.6

Conversion of convertible debentures to Class A Preference Shares dated November 28, 2002 with Frank A. Lang and Lang Mining Corporation

3.7

Revised Mining Lease and Option to Purchase agreement with Mary Bouma, Erica Erickson & William Toms dated May 29, 2002

3.8

December 10, 2003, Memorandum Agreement Modifying Terms of Mining Lease with Mary Bouma, Erica Erickson & William Toms dated May 29, 2002

3.9

Joint Venture Agreement, Milco-IMMC Joint Venture #1 with Milco Development, Inc. dated April 7, 2004

3.10

Option Agreement on the Christopher Columbus Consolidated Quartz Mining Claim dated December 9, 2004

3.11

Option Agreement on the Golden Gate West and Golden Gate East Lode Mining Claims dated December 9, 2004

4.

United States Patent No.:  US 6,547,550 B1, dated April 15, 2003 (Guenther)

5.

Calculation of earnings per share N/A

6.

Explanation of calculation of ratios N/A

7.

List of subsidiaries

8.

Statement pursuant to the instruction to Item 8.A.4, regarding the financial statement filed in registration statements for initial public offerings of securities - N/A

9.

Any notice required by Rule 104 of Regulation BTR N/A

10.

Preliminary Assessment Technical Report dated November 22, 2004, prepared by AMEC Americas Limited

11.

Consent of AMEC Americas Limited

12.

Consent of PricewaterhouseCoopers LLP

Glossary of Geologic and Mining Terms

Anomaly

Any deviation from normal.  Examples would include geologic features or concentrations of metal noticeably different than surrounding features or metals.

Arsenopyrite

A sulphide of arsenic and iron.

Assay

An analysis to determine the presence, absence or quantity of one or more components.

Axis

An imaginary hinge line about which the fold limbs are bent.  The axis of a fold can be at the top or bottom of the fold, can be tilted or horizontal.

Batholith

An intrusion, usually granitic, which has a large exposed surface area and no observable bottom.  Usually associated with orogenic belts.  Of a large, deep-seated rock intrusion, usually granite, often forming the base of a mountain range, and uncovered only by uplifted erosion.

Bed

The smallest division of a stratified rock series, marked by a well-defined divisional plane from its neighbours above and below; an ore deposit, parallel to the stratification, constituting a regular member of the series of formations.

Bedding

Condition where planes divide sedimentary rocks of the same or different lithology.

Bedrock

Solid rock exposed at the surface of the earth, or overlain by surficial deposits.

Breccia

Rock made up of angular fragments in a matrix of finer-grained material or cementing material.

Brecciated

Rock broken up by geological forces.

Bulk sample

A very large sample, the kind of sample to take from broken rock, or from gravels and sands when testing placer deposits.

Calcite

Calcium carbonate, a mineral found in limestone, chalk and marble and metamorphic rocks.

Chalcopyrite

Copper iron sulphide mineral and an important ore of copper.

Chip sample

A sample composed of discontinuous chips taken along a rock surface across a given line.

Claim

That portion of public mineral lands, which a party has staked or marked out in accordance with provincial or state mining laws, to acquire the right to explore for the minerals under the surface.

Contact

The place or surface where two different kinds of rocks come together.

Crystalline

Means the specimen is made up of one or more groups of crystals.

Cut-off grade

The minimum grade of mineralization used to establish quantitative and qualitative estimates of total mineralization.

Deposit

A natural occurrence of a useful mineral or ore in sufficient extent and degree of concentration to invite exploitation.

Diabase

Igneous hypabyssal rocks that are transitional from volcanic to plutonic.  The name is applied differently in different parts of the world leading to considerable confusion.

Diamond drill

A type of rotary drill in which the cutting is done by abrasion using diamonds embedded in a matrix rather than by percussion.  The drill cuts a core of rock which is recovered in long cylindrical sections.

Diamond drill hole

A method of obtaining a cylindrical core of rock by drilling with a diamond impregnated bit.

Dilution

Results from the mixing in of unwanted waste rock with the ore during mining.

Dip

The angle at which a stratum or drill hole is inclined from the horizontal.  Alternatively, a geological measurement of the angle of maximum slope of planar elements in rocks.

Displacement

Relative movement of rock on opposite side of a fault; also known as dislocation.

Fault

A fracture or fracture zone along which there has been displacement of the sides relative to one another parallel to the fracture.  Alternatively, a break in the continuity of a body of rock.

Feasibility study

Engineering study to determine if a mineral property can be developed at a profit, and which methods should be used to develop it.

Feldspar

A group of aluminum silicate minerals closely related in chemical composition and physical properties.  There are two major chemical varieties of feldspar: the potassium aluminum, or potash feldspars and the sodium-calcium-aluminum, or plagioclase feldspars.

Felsic

Light-coloured silicate minerals, mainly quartz and feldspar, or an igneous rock comprised largely of felsic minerals (granite, rhyolite).

Folds

Flexures in bedded or layered rocks. They are formed when forces are applied gradually to rocks over a long period of time.

Footwall

The mass of rock that lies beneath a fault, an ore body, or a mine working; the top of the rock stratum underlying a vein or bed of ore.

Fracture

Breaks in a rock, usually due to intensive folding or faulting.

Gangue

Term used to describe worthless minerals or rock waste mixed in with the valuable minerals.

Geochemical anomaly

An area of elevated values of a particular element in soil or rock samples collected during the preliminary reconnaissance search for locating favourable metal concentrations that could indicate the presence of surface or drill targets.

Geochemical survey

A systematic measure of the abundance of different elements in rock, soil, water, etc.

Geochemistry

Study of chemical elements in rocks or soil.

Geological mapping

Surveys defining the surface distribution of rock varieties, age relationships and structural features.

Geophysics

The study of the physical properties of rocks, minerals, and mineral deposits.

Gouge

Soft, pulverized mixture of rock and mineral material found along shear (fault) zones and produced by the differential movement across the plane of slippage.

Grab sampling

A random sample of mineralized rock with no statistical validity, taken simply to check the type of mineralization.

Grade

The concentration of each ore metal in a rock sample, usually given as weight percent.  Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t) or ounces per ton (oz/t).  The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

Granite

An intrusive igneous rock consisting essentially of alkali feldspar and quartz, plus micas and accessory minerals.

Graphite

A soft black form of native carbon.

Grid

A network composed of two sets of uniformly spaced parallel lines, usually intersecting at right angles and forming squares, superimposed on a map, chart, or aerial photograph, to permit identification of ground locations by means of a system of coordinates and to facilitate computation of direction and distance and size of geologic, geochemical or geophysical features.

Hanging wall

and footwall

Terms used in reference to faults when mining along a fault, your feet would be in the footwall side of the fault and the other side would be "hanging" over your head.  The rock mass above a fault plane, vein, lode, ore body, or other structure, the underside of the country rock overlying a vein or bed of ore.

Heavy mineral

concentrate sample

A sample of heavy minerals collected from stream gravels and concentrated by panning.

Hectare

A square of 100 metres on each side; 10,000 square metres or 2.471 acres.

Host rock

The rock within which the ore deposit occurs.

Igneous

Rock formed by the cooling of molten silicate mineral.

Induced polarization

(I.P.) method

A geophysical method used to measure various electrical responses to the passage of alternating currents of different frequencies through near-surface rocks or to the passage of pulses of electricity.

Intermediate

An igneous rock made up of both felsic and mafic minerals (diorite).

Intrusion

General term for a body of igneous rock formed below the earth's surface.

Intrusive rock

Any igneous rock solidified from magma beneath the earth's surface.

Joint venture

agreement

An agreement where the parties agree to the terms on which a property will be explored, developed, and mined.

Lode

See vein.

Mafic

A term used to describe ferromagnesian minerals. Rocks composed mainly of ferromagnesian minerals are correctly termed melanocratic.

Magma

Naturally occurring molten rock material, generated within the earth and capable of intrusion and extrusion, from which igneous rocks have been derived through solidification and related processes.  It may or may not contain suspended solids (such as crystals and rock fragments) and/or gas phases.

Massive

Implies large mass.  Applied in the context of hand specimens of, for example, sulphide ores; it usually means the specimen is composed essentially of sulphides with few, if any, other constituents.

Melange

A body of rock characterized by a lack of internal continuity of contacts or strata and by the inclusion of fragments and blocks of all sized and sometimes various types, embedded in a fine-grained matrix.

Metamorphosed or

metamorphic

A rock that has been altered within the earth's crust by physical and chemical processes including heat, pressure and fluids.

Meta-sediment

A sediment or sedimentary rock that shows evidence of metamorphosis.

Metavolcanic

An informal term for volcanic rock that shows evidence of metamorphosis.

Mesozoic

An era of geologic time, from the end of the Paleozoic era to the start of the Cenozoic, or from about 225 to about 50 million years ago.

Mineral

A naturally occurring, inorganic, solid element or compound that possesses an orderly internal arrangement of atoms and a unique set of physical and chemical properties.

Mineral claim

A legal entitlement to minerals in a certain defined area of ground.

Mineral deposit or

mineralized material

A mineralized underground body which has been intersected by sufficient closely spaced drill holes and / or underground sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration-development work.  This deposit does not qualify as a commercially mineable ore body (reserves), as prescribed under Commission standards, until a final and comprehensive economic, technical, and legal feasibility study based upon the test results is concluded.

Mineralization

The concentration of metals and their chemical compounds within a body of rock.

Mining lease

A claim or number of claims to which the right to mine is assigned.

Net smelter returns

royalty

Means the amount actually paid to the mine or mill owner from the sale of ore, minerals and other materials or concentrates mined and removed from mineral properties.  A royalty based on net smelter returns provides cash flow that is free of any operating or capital costs and environmental liabilities.

Option agreement

An agreement where the optionee can exercise certain options to increase contracted interest in a property by making periodic payments to the optionor or by exploring, developing or producing from the optionor's property.

Ore

A natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

Ore body

A solid and fairly continuous mass or ore.

Ore reserve

The measured quantity and grade of all or part of a mineralized body in a mine or undeveloped mineral deposit for which the mineralization is sufficiently defined and measured on three sides to form the basis of at least a preliminary mine production plan for economically viable mining.

Outcrop

An in-situ exposure of bedrock.

Paleozoic

An era of geologic time, from the end of the Precambrian to the beginning of the Mesozoic, or from about 570 to about 225 million years ago.

Pluton

Term for an igneous intrusion, usually formed from magma.

Pyrite

Iron sulphide (FeS2)

Qualified person

In accordance with NI 43-101, a "qualified person" means an individual with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these.  This person must also have experience relevant to the subject matter of the mineral project, and must be member in good standing of a professional association.

Quartz

A mineral composed of silicon dioxide.

Reclamation bond

Usually required when mechanized work is contemplated.  Used to reclaim any workings or put right any damage, if your reclamation does not satisfy the requirements of the regulations.

Reconnaissance

A general examination or survey of a region with reference to its main features, usually as a preliminary step to a more detailed survey.

Replacement

mineralization

Mineral deposit formed by replacement of previous rock.

Reverse circulation

drill

A rotary percussion drill in which the drilling mud and cuttings return to the surface through the drill pipe.

Rock chip sample

A rock sample consisting of chips collected continuously over a specified width.

Rotary drilling

A drilling method where a hard-toothed bit rotates at the bottom of a drill pipe, grinding a hole into the rock. Lubrication is provided by continuously circulating drilling fluid, which brings the rock cuttings to the surface.

Royalty interest

A royalty interest is tied to a unit of production, such as tonne of concentrate or ounce of gold or silver produced.  A common form of royalty interest is the net smelter return.

Sample

Small amount of material that is supposed to be absolutely typical or representative of the object being sampled.

Schist

A strongly foliated crystalline rock, formed by dynamic metamorphism, that has well-developed parallelism of more than 50% of the minerals present, particularly those of lamellar or elongate prismatic habit, e.g. mica and hornblende.

Sedimentary

A rock formed from cemented or compacted sediments.

Sediments

Are composed of the debris resulting from the weathering and break-up of other rocks that have been deposited by or carried to the oceans by rivers, or left over from glacial erosion or sometimes from wind action.

Sericite

A fine-grained variety of mica occurring in small scales, especially in schists.

Shaft

Vertical opening downwards.

Showing

A rock outcrop revealing the presence of a certain mineral.

Silicate

Most rocks are made up of a small number of silicate minerals ranging from quartz (SiO2) to more complex minerals such as orthoclase feldspar (KAlSi3O8) or hornblende (Ca2Na(Mg,Fe)4(Al,Fe,Ti)Si8)22(OH)2).

Soil sampling

Systematic collection of soil samples at a series of different locations in order to study the distribution of soil geochemical values.

Sphalerite

A zinc sulphide, ZnS, which may contain some iron and cadmium; the principal ore of zinc and cadmium.

Stock

An igneous intrusive body of unknown depth with a surface exposure of less than 104 square kilometres.  The sides, or contacts, of a stock, like those of a batholith, are usually steep and broaden with depth.

Stockwork

A mineral deposit consisting of a three-dimensional network of closely spaced planar or irregular veinlets.

Stope

An excavation in a mine from which ore is, or has been, extracted.

Strike

The bearing, or magnetic compass direction, of an imaginary line formed by the intersection of a horizontal plane with any planar surface, most commonly with bedding planes or foliation planes in rocks.

Tailings

Material rejected from a mill after recoverable valuable minerals have been extracted.

Tailings pond

A pond where tailings are disposed.

Trenching

The act of blasting or digging through overburden or outcrop to attend fresh bedrock for mapping and sampling.

Veins

The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

Waste

Rock which is not ore.  Usually referred to that rock which has to be removed during the normal course of mining in order to get at the ore.

Workings

A part of a mine, quarry, etc., where work is or has been done.

.

SIGNATURES

Emgold Mining Corporation certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

EMGOLD MINING CORPORATION

Per:

/s/ William J. Witte

William J. Witte, President and Chief Executive Officer

DATED:

June 29, 2005

Independent Auditors' Report

To the Shareholders of

Emgold Mining Corporation

We have audited the consolidated balance sheet of Emgold Mining Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit, cash flows and shareholders' equity for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, B.C., Canada

April 28, 2005

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company's financial statements, such as the changes described in note 2 to the consolidated financial statements, and when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated April 28, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles, or permit a reference to such events and conditions in the auditors' report when these are properly accounted for and adequately disclosed in the financial statements.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, B.C., Canada

April 28, 2005

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Balance Sheets

(expressed in United States dollars)

	December 31, 2004	December 31, 2003

Assets

Current assets
Cash and cash equivalents	$ 1,304,994	$ 5,830,119
Restricted cash	-	8,667
Accounts receivable	74,079	21,518
Due from related parties (Note 9)	229,682	21,595
Prepaid expenses and deposits	42,758	27,672
	1,651,513	5,909,571

Other	6,399	6,399
Ceramext process (Note 5)	141,054	-
Equipment (Note 5)	351,825	32,367
Mineral property interests (Note 5)	797,956	140,487

	$ 2,948,747	$ 6,088,824

Liabilities and Shareholders' Equity (Deficiency)

Current liabilities
Accounts payable and accrued liabilities	$ 341,707	$ 94,977
Due to related parties (Note 9)	117,242	98,073
	458,949	193,050

Preference shares (Notes 7(a), 9 and 10)	577,529	517,417
	1,036,478	710,467

Shareholders' equity
Share capital	22,819,677	21,312,846
Preference shares (Note 7(a))	90,902	90,902
Cumulative translation adjustment	(577,456)	(577,456)
Contributed surplus (Note 7(b))	2,128,708	1,654,998
Deficit	(22,549,562)	(17,102,933)
	1,912,269	5,378,357

	$ 2,948,747	$ 6,088,824

Going concern (Note 1)

Commitments (Note 11)

Subsequent events (Notes 5 and 15)

See accompanying notes to consolidated financial statements.

Approved by the Directors

"Joel D. Schneyer"

"William J. Witte"

Joel D. Schneyer

William J. Witte

Director

Director

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Statements of Operations and Deficit

(expressed in United States dollars)

	Years ended December 31,
	2004	2003	2002

Expenses
Amortization	$ 21,936	$ 7,739	$ 320
Ceramext research costs (Note 16)	998,631	24,054	-
Exploration expenses (Note 17)	2,876,046	1,101,225	257,111
Legal, accounting and audit	183,335	119,775	32,841
Management and consulting fees (Note 9)	30,579	21,406	-
Office and administration	194,286	32,967	5,883
Salaries and benefits	552,043	1,690,503	67,694
Shareholder communications	395,666	195,328	28,502
Travel	55,569	38,935	2,104
	5,308,091	3,231,932
Other expenses and (income)
Reversal of Idaho-Maryland property accruals related to write-down of property in prior years	-	-	(164,983)
Foreign exchange (gain) loss	139,455	(62,424)	3,768
Finance expense	41,790	41,860	9,924
Accretion of debt portion of preference shares	17,659	-	-
Interest income	(60,366)	(6,683)	(256)
Loss before income taxes	5,446,629	3,204,685	242,909

Income tax recovery	-	(44,105)	-

Loss for the year	5,446,629	3,160,580	242,909

Deficit, beginning of year	17,102,933	13,942,353	13,699,444

Deficit, end of year	$ 22,549,562	$ 17,102,933	$ 13,942,353

Loss per share - basic and diluted	$0.12	$0.11	$0.01

Weighted average number of common shares outstanding	46,794,835	28,862,975	20,597,538

Total common shares outstanding at end of period	47,158,099	43,455,880	25,119,319

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION
(an exploration stage company)

Consolidated Statements of Shareholders' Equity

Years ended December 31, 2004, 2003 and 2002

(expressed in United States dollars)

	Common Shares Without Par Value		Preference Shares	Contributed Surplus	Cumulative Translation Adjustment	Deficit	Total Shareholders' Equity
	Shares	Amount
Balance, December 31, 2001	18,589,319	13,457,916	-	-	(615,021)	(13,699,444)	(856,549)
Shares issued for cash:
Private placement, less share issue costs	1,600,000	217,407	-	-	-	-	217,407
Private placement, less share issue costs	2,350,000	337,542	-	-	-	-	337,542
Warrants exercised	50,000	7,923	-	-	-	-	7,923
Stock options exercised	180,000	11,669	-	-	-	-	11,669
Shares issued for other:
Debt settlement at Cdn$0.10	2,250,000	147,040	-	-	-	-	147,040
Rozan property payment at Cdn$0.10	50,000	3,126	-	-	-	-	3,126
Stewart property payment at Cdn$0.28	50,000	8,853	-	-	-	-	8,853
Cumulative translation adjustment	-	-	-	-	(7,331)	-	(7,331)
Loss for the year	-	-	-	-	-	(242,909)	(242,909)
Balance, December 31, 2002	25,119,319	14,191,476	-	-	(622,352)	(13,942,353)	(373,229)
Shares issued for cash:
Private placement, less share issue costs	2,472,222	667,620	-	-	-	-	667,620
Private placement, less share issue costs	10,060,000	5,087,855	-	-	-	-	5,087,855
Flow-through private placement	160,000	112,559	-	-	-	-	112,559
Future income tax asset recognized as a result of flow-through private placement	-	(44,105)	-	-	-	-	(44,105)
Warrants exercised	4,775,847	1,069,264	-	-	-	-	1,069,264
Stock options exercised	623,000	98,460	-	-	-	-	98,460
Shares issued for other:
Escrow shares cancelled	(4,558)	-	-	-	-	-	-
Cumulative rounding from prior years	50	-	-	-	-	-	-
Rozan property payment at Cdn$0.10	50,000	18,674	-	-	-	-	18,674
Stewart property payment at Cdn$0.28	50,000	26,552	-	-	-	-	26,552
Finance fee on private placement	150,000	84,491	-	-	-	-	84,491
Equity portion of convertible preference shares issued on settlement of note payable	-	-	90,902	-	-	-	90,902
Stock-based compensation	-	-	-	1,654,998	-	-	1,654,998
Cumulative translation adjustment	-	-	-	-	44,896	-	44,896
Loss for the year	-	-	-	-	-	(3,160,580)	(3,160,580)
Balance, December 31, 2003	43,455,880	21,312,846	90,902	1,654,998	(577,456)	(17,102,933)	5,378,357
Shares issued for cash:
Warrants exercised	2,935,219	1,236,089	-	-	-	-	1,236,089
Stock options exercised	517,000	59,731	-	-	-	-	59,731
Shares issued for other:
Ceramext license agreement	200,000	182,108	-	-	-	-	182,108
Stewart property payment at Cdn$0.76	50,000	28,903					28,903
Stock-based compensation	-	-	-	473,710	-	-	473,710
Loss for the year	-	-	-	-	-	(5,446,629)	(5,446,629)
Balance, December 31, 2004	47,158,099	$ 22,819,677	$ 90,902	$ 2,128,708	$ (577,456)	$ (22,549,562)	$ 1,912,269

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Statements of Cash Flows

 (expressed in United States dollars)

	Years ended December 31,
	2004	2003	2002
Cash provided by (used for):
Operations:
Loss for the year	$ (5,446,629)	$ (3,160,580)	$ (242,909)
Items not involving cash
Amortization	194,255	7,739	320
Stock based compensation	473,710	1,654,998	-
Write-down of mineral property interests	-	-	1
Income taxes recovered	-	(44,105)	-
Accretion of debt component of preference shares	17,659	-	-
Effect of currency translation	42,453	138,651	(7,574)
Reversal of Idaho-Maryland property accruals	-	-	(164,983)
Changes in non-cash operating working capital
Accounts receivable	(52,561)	(17,345)	(4,173)
Due to/from related parties	(188,918)	107,301	70,641
Prepaid expenses and deposits	(15,086)	(6,533)	(20,537)
Accounts payable and accrued liabilities	246,730	32,056	27,448
	(4,728,387)	(1,287,818)	(341,766)
Investing activities:
Mineral property acquisition costs	(628,566)	(27,746)	(20,083)
Decrease (increase) in restricted cash	(8,667)	(8,667)	-
Equipment additions	(472,659)	(35,302)	(4,268)
Other	-	(4,497)	-
	(1,092,558)	(76,212)	(24,351)
Financing activities:
Promissory notes repaid	-	-	(139,000)
Common shares issued for cash	1,295,820	7,120,249	574,542
	1,295,820	7,120,249	435,542

Increase (decrease) in cash and cash equivalents during the year	(4,525,125)	5,756,219	69,425
Cash and cash equivalents, beginning of year	5,830,119	73,900	4,475

Cash and cash equivalents, end of year	$ 1,304,994	$ 5,830,119	$ 73,900

Cash and cash equivalents is comprised of:
Cash and in bank	$ 469,370	$ 476,651	$ 73,900
Short-term money market instruments	835,624	5,353,468	-
	$ 1,304,994	$ 5,830,119	$ 73,900

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003, and 2002
(Expressed in United States dollars)

1.

Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

The Company had a loss of $5,446,629 for the year ended December 31, 2004, working capital of $1,192,564 and an accumulated deficit of $22,549,562 at December 31, 2004.  Operations for the year ended December 31, 2004, have been funded primarily from the issuance of capital stock.

The current financial position and past results of operations indicate that there is substantial doubt about the appropriateness of the going concern assumption.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company is also developing and commercializing novel technology for the production of high value products from minerals and waste products.  The Company's continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests or development of novel technologies are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and novel technology, and on future profitable production or proceeds from the disposition of the mineral property interests or new technology.

The Company's ability to continue operations is contingent on its ability to obtain additional financing. Management is confident that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving these objectives.  Subsequent to the year end a private placement was completed, subject to regulatory and shareholder approval.  (See Note 15).

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

2.

Change in accounting policies

i)

Change in accounting for exploration and development expenditures

Acquisition costs are capitalized.  Exploration and development expenditures are expensed until a pre-feasibility or feasibility study has been completed that indicates the property is economically feasible.  Capitalized costs are written down to their estimated recoverable amount if the mineral properties are determined to be uneconomic or are placed for sale.  Previously, the Company's policy was to capitalize acquisition, exploration and development costs for non-producing properties until the property is in commercial production or became impaired.  This change was made during 2002.

2.

Change in accounting policies (continued)

This change in accounting policy has been applied retroactively and had the effect of increasing (decreasing) the following:

Year ended December 31,
2002
Loss for the year	$ -
Opening deficit	73,789
Closing deficit	-
Mineral property interests	$ (73,789)

In fiscal 2003, the Company determined that the following change to the Company's financial reporting was appropriate:

(ii)

Change in its accounting policy for stock compensation

During 2003, the Company adopted the fair value method of accounting for stock-based compensation for employees and directors as described in Note 4(j).

3.

Basis of presentation and principles of consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.  These financial statements include the accounts of the Company and its wholly owned direct and indirect subsidiaries.  All material intercompany balances and transactions have been eliminated.

4.

Significant accounting policies

(a)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period.  Significant areas requiring the use of management estimates include the determination of impairment of equipment and mineral property interests, reclamation obligations, rates for depreciation, and the valuation of stock options.  Actual results could differ from those estimated.

(b)

Cash and cash equivalents

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 90 days.

(c)

Equipment

Equipment is recorded at cost and is depreciated using a straight-line basis over five years for office and exploration equipment and over three years for computer equipment and software.

4.

Significant accounting policies (continued)

(d)

Mineral property interests

Mineral property acquisition costs are capitalized and deferred until the property to which they relate is placed into production, sold, allowed to lapse, or is impaired.  These costs will be amortized over the estimated life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse, or is impaired.

Management regularly reviews the carrying value of mineral properties by comparing the carrying value to the estimated undiscounted future cash flows resulting from the use of the mineral properties and their eventual disposition, to determine whether there is any indication of impairment. Measurement of an impairment loss is based on the fair value of the mineral properties.

Mineral property acquisition costs include cash costs and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests pursuant to the terms of the related property agreement.  Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded as mineral property costs upon payment.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee a clear title.  Property title may be subject to unregistered prior agreements and regulatory requirements.  The Company is not aware of any disputed claims of title.

Administrative, property investigation, and exploration expenditures are expensed in the period incurred.

(e)

Ceramics technology research and development costs

Research costs are expensed as incurred.  Development costs will be deferred to the extent they meet Canadian generally accepted accounting principles criteria for deferral which are the product or process is clearly defined and the costs attributable thereto can be identified; the technical feasibility of the product or process has been established; the Company has indicated its intention to produce and market, or use, the product or process; the future market for the product or process is clearly defined, or if it is to be used internally rather than sold, its usefulness to the Company has been established; and adequate resources exist, or are expected to be available, to complete the product, and the subsequent amortization thereof.  The Company reassesses whether it has met the relevant criteria for continued deferral and amortization at each reporting date.  The acquisition of the Ceramext process is being amortized on a straight-line basis over two years, which is the estimated life of the prototype acquired under the initial terms of the agreement (See Note 5(c)).

4.

Significant accounting policies (continued)

(f)

Change in reporting and functional currency

Effective January 1, 2003, the Company changed its functional currency from the Canadian ("Cdn") dollar to the United States ("U.S.") dollar.  The change was necessary due to the Company's increased activity at the Idaho-Maryland property and its acquisition of the Ceramext technology.  The Company also adopted the U.S. dollar as its reporting currency.  Prior to this change, the foreign currency balances and the financial statements of integrated foreign operations were translated into Canadian dollars using the temporal method.  Under this method, monetary items are translated at the rate of exchange in effect at the period-end.  Non-monetary items are translated at historical exchange rates.  Revenue and expense items are translated at the average exchange rates prevailing during the period, except for depreciation and amortization, which are translated at the same exchange rates as the assets to which they relate.  Exchange gains and losses are included in income in the current period.

Balances denominated in currencies other than the U.S. dollar and the financial statements of integrated foreign operations are translated into U.S. dollars using the temporal method described above. The financial statements as at and for the twelve-month period ended December 31, 2003, were translated into U.S. dollars at U.S.$1.00 Cdn$1.4015, being the average exchange rate for the period for the income statement and at U.S.$1.00 Cdn$1.2965, being the rate at December 31, 2003, for assets and liabilities.  The translated amount for monetary and non-monetary items at January 1, 2003, became the historical basis for subsequent periods.

The comparative numbers for the year ended December 31, 2002, including the notes to the financial statements, were translated using the current method of translation.  Under this method, the income statement and the cash flow statement items were translated into the reporting currency using the rates in effect at the date of the transactions, effectively the average exchange rate for 2002 of U.S.$1.00 Cdn$1.5704.  Assets and liabilities were translated at year-end rates of U.S.$1.00 Cdn$1.5776 at December 31, 2002.  The resulting exchange differences are reported as a cumulative translation adjustment in 2003, a separate component of shareholders' equity.

(g)

Income taxes

Income taxes are calculated using the liability method.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets.  Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow through share arrangements are renounced to subscribers in accordance with income tax legislation.  To recognize the foregone tax benefits to the Company, the carrying value of the shares is reduced by the tax effect of the tax benefits renounced to the subscribers.  The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period in which the change occurs.

(h)

Asset retirement obligations

Asset retirement obligations are recognised when a legal obligation arises.  This liability is recognized at the fair value of the asset retirement obligation.  When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003, and 2002
(Expressed in United States dollars)

4.

Significant accounting policies (continued)

(i)

Loss per common share

Loss per common share is computed using the weighted average number of common shares outstanding during the period.  All outstanding options and warrants are anti-dilutive and therefore have no effect on the determination of loss per share.

(j)

Stock-based compensation

As of January 1, 2003, the Company elected to adopt on a prospective basis the fair value based method of accounting for stock options recommended by the Canadian Institute of Chartered Accountants in Section 3870.  Under this method, the Company recognizes stock compensation expense based on the estimated fair value of the options on the date of grant, determined using the Black-Scholes option-pricing model.  The fair value of the options is recognized over the vesting period of the options granted as both stock compensation expense and contributed surplus.  The contributed surplus balance is subsequently reduced if the options are exercised and the amount initially recorded is then credited to share capital.

No stock compensation expense is recorded for stock options awarded and outstanding prior to January 1, 2003.  Pro forma stock option expense and pro forma net earnings that would have resulted for stock options issued after January 1, 2002, and prior to January 1, 2003, would normally be included in Note 6.  However, as there were no stock options granted in the year ended December 31, 2002.

Prior to January 1, 2003, the Company accounted for its stock-based compensation using intrinsic values.  Under this method, stock-based compensation expense was not recognized in the financial statements when stock options were issued to employees and directors at prevailing market prices.  Consideration paid by employees or directors on the exercise of these stock options was recorded as share capital.

5.

Property, plant and equipment

(a)

Equipment

December 31, 2004	Cost	Accumulated Depreciation	Net Book Value
Plant and field equipment	$ 157,798	$ 15,731	$ 142,067
Office furniture and equipment	32,490	5,167	27,373
Research equipment	40,931	3,963	36,967
Computer hardware and software	71,500	24,449	47,052
Leasehold improvements	110,366	11,950	98,416
Total	$ 413,085	$ 61,260	$ 351,825

December 31, 2003	Cost	Accumulated Depreciation	Net Book Value
Office furniture and equipment	$ 10,137	$ 1,228	$ 8,909
Computer hardware and software	30,290	6,832	23,458
Total	$ 40,427	$ 8,060	$ 32,367

5.

Property, plant and equipment (continued)

(b)

Mineral property interests

The cumulative acquisition costs of the Company's interest in mineral property interests owned, leased or under option, consist of the following:

Mineral property acquisition costs	December 31, 2004	December 31, 2003
Idaho-Maryland Property, California	$ 582,428	$ 711
Rozan Property, British Columbia	74,160	60,568
Porph Claim, British Columbia	6,910	4,541
Stewart Property, British Columbia	123,047	74,667
Jazz Property, British Columbia	11,411	-
	$ 797,956	$ 140,487

Idaho-Maryland Property, California

In fiscal 2002, the Company renegotiated a lease with the owners of the Idaho-Maryland Property and surrounding areas in the Grass Valley Mining District, California.  All acquisition and exploration costs relating to the Idaho-Maryland property were written off in fiscal 1999 and exploration costs on the property have been expensed since that date.

The term of the amended lease is for a period of five years, commencing on June 1, 2002, and ending on May 31, 2007.  The owners have granted to the Company the exclusive right and option to purchase all of the leased property.  As consideration for the said option, the Company agreed to pay the owners the following non-refundable amounts: $27,000 paid in 2002 and $19,500 paid quarterly on the first day of February, May, August and November in 2003, all of which were paid.  Payments of $25,500 are due quarterly on the first business day of each of the same months during the years from 2004 to 2007.  The 2004 payments were made, and payments in 2005 have been made.  Provided that payments are kept current, the Company may purchase the property at any time.  The price for 2002 was to be $4,350,000, and is to be increased by 3% each lease-year.

In April 2004 the Company acquired a parcel of land adjacent to other properties under option by the Company in Grass Valley California, with a non-related party.  The Company's share of the parcel is approximately 45.4 acres, and its share of the purchase price is $542,500 plus 30% of costs.

Rozan Gold Property, British Columbia

In 2000 the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia.  The Company may earn a 100% interest in the property by making stepped payments totalling Cdn$100,000 (Cdn$45,000 paid) and issuing 200,000 (200,000 issued) common shares by April 1, 2006. The property is subject to a 3% net smelter returns royalty ("NSR").  The Company has the right to purchase 66 2/3% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.

Porph Claims, British Columbia

The Company has staked six claims contiguous to the Stewart Property located near Nelson in southeastern British Columbia.

5.

Property, plant and equipment (continued)

(b)

Mineral property interests

Stewart Property, British Columbia

In 2001 the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a prospect located close to Nelson in south-eastern British Columbia.  The Company may earn a 100% interest in the property by making payments totalling Cdn$150,000 (Cdn$55,000 paid) and issuing 200,000 common shares (200,000 issued) by 2007.  The Company has also agreed to incur exploration expenditures of Cdn$49,200 over two years (Cdn$106,898 incurred to December 31, 2004).  The property is subject to a 3% NSR.  The Company has the right to purchase 66 2/3% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.

Jazz Property, British Columbia

In April 2004, the Company entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of twenty-four mineral claims (24 units) located in the Nelson Mining Division near Nelson, British Columbia.  The property is contiguous to the Stewart Property and covers approximately 600 hectares.  Under the terms of the agreement, the Company has agreed to make total cash payments of $215,000 to the optionor over a ten-year period.  Cash payments in the first year are to total $20,000 ($10,000 paid).  Subsequent to December 31, 2004, a further payment of $10,000 was made.  In exchange for the above cash payments, the Company will have the exclusive right and option to earn 100% interest in the property, subject only to the payment to the optionor of a 3.0% NSR and the completion of Cdn$75,000 in exploration work on the property within 2 years from the date of the agreement.  The Company will have the right to purchase 2/3 of the NSR from the optionor for $1,000,000 at any time up to and including the commencement of commercial production.

(c)

Other projects

Ceramext Process

December 31, 2004	Cost	Accumulated Amortization	Net Book Value
Ceramext process	$ 282,108	$ 141,054	$ 141,054

The Company has signed an exclusive worldwide license agreement with Ceramext, LLC to develop and use the Ceramext Process to convert mine tailings and other waste materials into ceramics.  The Ceramext Process is a patented technology capable of converting a wide variety of raw materials, including mine tailings and fly ash into industrial ceramics such as floor tile, roof tile, brick, construction materials and other industrial and commercial products.

Under the terms of the agreement, the Company has obtained the worldwide rights, subject to a monthly royalty of 3% of the gross sales revenue derived from the sales of physical products produced.   During the year ended December 31, 2004, under the terms of the agreement, Emgold paid $100,000 and issued 200,000 common shares to Ceramext LLC, a private company controlled by a director of the Company.  The common shares had a four-month hold period, which expired June 12, 2004.  The worldwide rights will remain in force based upon maintaining the following minimum royalty payments: $5,000 per quarter in 2005 (Quarter 1 paid); $10,000 per quarter in 2006; $20,000 per quarter in 2007; and $40,000 per quarter thereafter.  Research costs relating to the Ceramext Process have been expensed in 2003 and 2004.

6.

Notes payable

During fiscal 2002, the Company entered into private placements, completed a debt settlement, and was able to pay off the majority of the creditors of the Company.  At December 31, 2002, Mr. Frank A. Lang and Lang Mining Corporation (collectively "Lang") remained as the major creditors of the Company, the debt arising from financial support provided to the Company over a prolonged period.  During fiscal 2003, the Company entered into an agreement with Lang to issue 3,948,428 Class A Convertible Preference shares in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to Lang.  Terms of the preference share issuance are described in Note 7(a).

7.

Share capital

Authorized

500,000,000 common shares without par value

50,000,000 convertible preference shares without par value

(a)

Preference shares, issued and fully paid

	Number of Shares	Amount
Equity balance, December 31, 2002	-	$ -
Equity portion of Class A Convertible Preference Shares	3,948,428	90,902
Balance, December 31, 2004 and December 31, 2003	3,948,428	$ 90,902
Debt Portion of Class A Preference Shares
Balance, December 31, 2002		$ -
Debt portion of Class A convertible Preference Shares		425,223
Foreign exchange
Foreign exchange loss on debt		92,194
Debt balance, December 31, 2003		517,417
Accretion and foreign exchange
Accretion of debt		17,659
Foreign exchange loss on debt		42,453
		60,112
Balance, December 31, 2004		$ 577,529

The Class A Convertible Preference Shares have no fixed term, rank in priority to the Company's common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The shares are redeemable by the company at any time on 30 days written notice at a redemption price of Cdn$0.20 per share, but are redeemable by the holder only out of funds available that are not, in the Company's opinion, otherwise required for the development of the Company's mineral property interest or to maintain a minimum of Cdn$2 million in working capital.

The Class A Convertible Preference Shares are convertible into common shares at any time at a ratio of one common share for every four Class A Convertible Preference Shares.  This ratio represents an effective conversion price of Cdn$0.80 per common share.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

7.

Share capital (continued)

(a)

Preference shares, issued and fully paid (continued)

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The balance of $577,529 is the value that was initially included in debt as preference shares.  The debt portion of the preference shares fluctuates due to both accretion and fluctuations in the Canadian to U.S. dollar exchange rate.  At December 31, 2004, $96,260 (December 31, 2003 - $46,608) has been accrued in accounts payable in relation to the 7% fixed cumulative preferential dividends.  Dividends payable on the preference shares are recorded when they are declared by the Board of Directors, but will remain unpaid until the company has the resources to do so.  The debt portion of the convertible preference shares is being accreted over a period of ten years, based on management's best estimate of the life of the convertible preference shares at the time of their issuance.

(b)

Stock options

The Company has a fixed stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 5,584,616 common shares.  The stock options currently outstanding are exercisable for periods up to ten years.

The following table summarizes stock option transactions for the years ended December 31, 2002, 2003, and 2004:

	Shares	Weighted Average Exercise Price (Cdn $)
Balance, December 31, 2001	2,184,000	$0.18
Exercised	(180,000)	$0.10
Cancelled, forfeited and expired	(35,000)	$0.24
Balance, December 31, 2002	1,969,000	$0.18
Exercised	(623,000)	$0.22
Granted	3,030,000	$0.98
Balance, December 31, 2003	4,376,000	$0.73
Exercised	(517,000)	$0.15
Granted	2,280,000	$0.91
Cancelled, forfeited and expired	(25,000)	$1.00
Balance, December 31, 2004	6,114,000	$0.84
Exercisable, December 31, 2004	4,664,000	$0.82

The following table summarizes information about the stock options exercisable at December 31, 2004:

Range of Exercise Price	Number Exercisable at December 31, 2004	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price (Cdn $)
Cdn$0.25	190,000	4.38 years	$0.25
Cdn$0.30	145,000	2.30 years	$0.30
Cdn$0.10	494,000	6.78 years	$0.10
Cdn$0.60	150,000	8.64 years	$0.60
Cdn$1.00	2,955,000	8.41 years	$1.00
Cdn$0.90	730,000	9.53 years	$0.90
	4,664,000	8.39 years	$0.82

7.

Share capital (continued)

(b)

Stock options (continued)

During the fourth quarter of fiscal 2003, the Company adopted, effective January 1, 2003, on a prospective basis the fair value method of accounting for stock options.  The effect of adopting the fair value of accounting on all stock options granted after January 1, 2003, was a stock-based compensation expense of $1,654,998 for the year ended December 31, 2003, which has been credited to contributed surplus.  Similarly, for the year ended December 31, 2004, a stock-based compensation expense of $473,710 was included in the consolidated statement of Operations and Deficit.  If the fair value based method had been used for all stock options granted after January 1, 2002, and prior to January 1, 2003, reported loss and loss per share would not have changed, as no options were granted in 2002.  Stock options granted to investor relations' consultants have a vesting provision of 25% upon grant and 25% every four months thereafter.  There are 1,400,000 stock options granted to directors and officers in July 2004 at a price of Cdn$0.90 which require shareholder approval at the next annual meeting of shareholders.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows:

	Years ended December 31,
	2004	2003	2002
Risk free interest rate	2.43% -2.53%	2.24%	-
Expected life (years)	3	3	-
Expected volatility	128% - 130%	127%	-
Weighted average fair value per option grant	$0.83 - $0.93	$0.72	-

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company's stock options are not transferable and cannot be traded, thus the Black-Scholes model may over-estimate the actual value of the options that the Company has granted.  The Black-Scholes model also requires an estimate of expected volatility.  The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company's stock options.  No stock options were granted in the year ended December 31, 2002.

(c)

Warrants

As at December 31, 2004, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
6,232,799	Cdn$1.00	December 22, 2005

8.

Income and resource taxes

The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts computed by applying cumulative Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	December 31, 2004	December 31, 2003	December 31, 2002
Statutory tax rate	35.62%	37.62%	39.62%
Loss for the year	$ (5,446,629)	$ (3,160,580)	$ (242,909)
Expected tax (recovery)	(1,940,089)	(1,189,010)	(96,241)
Non-deductible amounts	154,474	726,913	3,887
Recognized tax losses	-	(44,105)	-
Benefits from losses not recognized	516,243	433,807	(11,416)
Other benefits not recognized	1,264,122	-	98,383
Differences in foreign tax rates	5,250	28,290	5,387
	$ -	$ (44,105)	$ -

The significant components of the Company's future tax assets are as follows:

	December 31, 2004	December 31, 2003
Future income tax assets
Operating losses carried forward	$ 2,703,873	$ 943,646
Mineral property interests representing excess of tax basis over carrying value	5,258,303	4,233,855
Other	186,779	264,266
	8,148,954	5,441,767
Valuation allowance for future tax assets	(8,148,954)	(5,441,767)
	$ -	$ -

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, no future income tax asset has been recognized for accounting purposes.

The Company has non-capital losses carried forward of $2,933,086 that may be available for Canadian tax purposes. The losses expire as follows:

Expiry date	$
2005	401,633
2006	320,999
2007	178,875
2008	92,021
2009	156,919
2010	633,388
2014	1,149,251
2,933,086

The Company has non-capital losses carried forward of $4,879,727 that may be available for United States tax purposes. The losses will expire between 2009 and 2024 unless utilized.

9.

Related party transactions and balances

Years ended December 31,
Services rendered by:	2004	2003	2002
Legal fees (a)	$ 32,268	$ 23,873	$ 20,942
Director and project manager (b)	$ 90,000	$ 90,000	$ 45,946
LMC Management Services Ltd. (c)	$ 539,130	$ 268,539	$ 107,886
Lang Mining Corporation (d)	$ 23,003	$ 21,406	$ -
Whisper Developments Ltd. (d)	$ 11,500	$ -	$ -

Balances receivable from:	December 31, 2004	December 31, 2003
LMC Management Services Ltd.	$ 229,682	$ 21,595
Balances payable to (e):
Directors, officers and employees	$ 117,242	$ 69,263
Legal fees (a)	-	28,810
Total	$ 117,242	$ 98,073

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a)

Legal fees were paid to a law firm of which a director is a partner.

(b)

A director of the Company, who is also project manager at the Idaho-Maryland property, receives project management consulting services.  See also Note 5(c).

(c)

Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.

(d)

Lang Mining Corporation ("Lang Mining") is a private company controlled by an officer and director of the Company.  Commencing January 1, 2003, the Company agreed to pay Cdn$2,500 per month to Lang Mining for the services of the chairman of the Company.

The Company paid Whisper Development Ltd., a private company controlled by an officer and director of the Company, $1,500 in lease rental for a three-month period and $10,000 to purchase an easement.  The easement was required to obtain egress to the Round Hole shaft area of the Idaho-Maryland property.  (Refer to Note 7(a)).

(e)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares (Refer to Note 7(a)).

(f)

During the year ended December 31, 2002, a debt settlement of 2,250,000 common shares at Cdn$0.10 was completed to settle Cdn$225,000 of debt with three directors of the Company and a private company controlled by a director and officer of the Company.

10.

Financial instruments

(a)

Current assets and liabilities

The Company's current financial instruments are comprised of cash and cash equivalents, accrued liabilities and both related and non-related accounts receivable and accounts payable.  Current financial instruments are recorded at cost.  The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of the financial instruments.

(b)

Non-current items

The Company's non-current financial instruments are comprised debt and equity components of preference shares.  The Company is unable to estimate the fair value of the preference shares at the balance sheet date, as the fair value of the preference shares is dependent on many factors: - the price of gold, the market value of the Company's common shares, interest rates, and other factors relevant to the financial instrument.  As a result, the fair value of the preference shares cannot be practicably determined.  (See Note 7(a)).

11.

Rental commitment

In 2004, the Company entered into a three-year lease and option to purchase agreement for a 44,750 square foot building located in Grass Valley, California. Minimum lease payments are $17,005 per month beginning April 1, 2004, and will increase to $17,900 on April 1, 2005, and to $20,138 on April 1, 2006.  The purchase price under the agreement is initially $2,500,000 and escalates based on the Consumer Price Index.

See notes 5(b), and 5(c) for further commitments.

12.

Supplementary cash flow information

	Years ended December 31,
	2004	2003	2002
Financing and investing activities
Future income tax asset transferred by flow through shares	$ -	$ 44,105	$ -
Shares issued for finance fee	-	84,491	-
Shares issued for Rozan property payment	-	18,674	3,126
Shares issued for Stewart property payment	28,903	26,552	8,853
Shares issued for Ceramext technology	182,108	-	-
Shares issued for debt settlements	-	608,319	147,040

13.

Segmented information

The Company has two operating segments: the exploration and development of mineral properties, and the research and development of the Ceramext technology.  For the year ended December 31, 2003, and prior to that, only one operating segment was identified the exploration and development of mineral properties.  In the year ended December 31, 2004, research and development of the Ceramext technology has increased substantially over prior years, leading to the reporting of the Ceramext technology expenditures as a separate operating segment.

The Company's principal operations are in Canada and the United States of America.  All of the investment income is earned in Canada.

13.

Segmented information (continued)

Segmented assets and loss by operating segment are as follows:

Total assets	Corporate	Mineral properties	Ceramext technology	Total
December 31, 2004	$ 1,291,416	$ 1,138,089	$ 519,242	$ 2,948,747
December 31, 2003	$ 5,816,996	$ 271,478	$ 350	$ 6,088,824

Loss	Corporate	Mineral properties	Ceramext technology	Total
Year ended December 31, 2004	$ 1,130,313	$ 3,088,424	$ 1,227,892	$ 5,446,629
Year ended December 31, 2003	$ 1,947,023	$ 1,189,503	$ 24,054	$ 3,160,580
Year ended December 31, 2002	$ 143,254	$ 99,655	$ -	$ 242,909

Segmented assets and loss by geographic location are as follows:

Total assets	Canada	United States	Total
December 31, 2004	$ 1,512,343	$ 1,436,404	$ 2,948,747
December 31, 2003	$ 5,962,170	$ 126,654	$ 6,088,824

Loss	Canada	United States	Total
Year ended December 31, 2004	$ 1,387,741	$ 4,058,888	$ 5,446,629
Year ended December 31, 2003	$ 2,048,647	$ 1,111,933	$ 3,160,580
Year ended December 31, 2002	$ 152,050	$ 90,859	$ 242,909

14.

Differences in generally accepted accounting principles between Canada and the United States

These financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").  The differences between Canadian GAAP and accounting principles generally accepted in the United States ("U.S. GAAP") as they relate to these financial statements are summarized below:

14.

Differences in generally accepted accounting principles between Canada and the United States (continued)

Consolidated Statements of Operations

	Years ended December 31,
	2004	2003	2002
Loss under Canadian GAAP	$ (5,446,629)	$ (3,160,580)	$ (242,909)
Accretion of debt component of preference shares (a)	17,659	-	-
Foreign exchange on debt component of preference shares (a)	42,453	92,194	-
Ceramext process (b)	(141,054)	-	-
Income tax recovery (c)	-	(44,105)	-
Loss under U.S. GAAP	$ (5,527,571)	$ (3,112,491)	$ (242,909)
Weighted average number of shares under U.S. GAAP	46,794,835	28,862,975	20,597,538
Loss per share basic and diluted	$ (0.12)	$ (0.11)	$ (0.01)

	Years ended December 31,
	2004	2003	2002
Loss under U.S. GAAP	$ (5,527,571)	$ (3,112,491)	$ (242,909)
Cumulative translation adjustment	-	44,896	(7,331)
Comprehensive loss under U.S. GAAP	$ (5,527,571)	$ (3,067,595)	$ (250,240)

Consolidated Balance Sheets

	December 31, 2004
	Canadian GAAP	Adjustments	U.S. GAAP
Assets
Cash and cash equivalents	$ 1,304,994	$ -	$ 1,304,994
Other current assets	346,519	-	346,519
Equipment and mineral property interests (b)	1,297,234	(141,054)	1,156,180
Total assets	$ 2,948,747	$ (141,054)	$ 2,807,693

Liabilities
Total current liabilities	$ 458,949	$ -	$ 458,949
Preference shares (a)	577,529	(577,529)	-
Total liabilities	1,036,478	(577,529)	458,949

Shareholders' equity (a, b)	1,912,269	436,475	2,348,744
Total liabilities and shareholders' equity	$ 2,948,747	$ (141,054)	$ 2,807,693

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003, and 2002
(Expressed in United States dollars)

14.

Differences in generally accepted accounting principles between Canada and the United States (continued)

Consolidated Balance Sheets (continued)

	December 31, 2003
	Canadian GAAP	Adjustments	U.S. GAAP
Assets
Cash and cash equivalents	$ 5,830,119	$ -	$ 5,830,119
Other current assets	79,452	-	79,452
Equipment and mineral property interests (b)	179,253	-	179,253
Total assets	$ 6,088,824	$ -	$ 6,088,824

Liabilities
Total current liabilities	$ 193,050	$ -	$ 193,050
Preference shares (a)	517,417	(517,417)	-
Total liabilities	710,467	(517,417)	193,050

Shareholders' equity (a, b)	5,378,357	517,417	5,895,774
Total liabilities and shareholders' equity	$ 6,088,824	$ -	$ 6,088,824

Consolidated Statements of Cash Flows

	Years ended December 31,
	2004	2003	2002
Operating activities
Operating activities under Canadian GAAP	$ (4,728,387)	$ (1,287,818)	$ (341,766)
Ceramext process (b)	(100,000)	-	-
Operating activities under U.S. GAAP	(4,828,387)	(1,287,818)	(341,766)

Investing activities
Investing activities under Canadian GAAP	(1,092,558)	(76,212)	(24,351)
Ceramext process (b)	100,000	-	-
Investing activities under U.S. GAAP	$ (992,558)	$ (76,212)	$ (24,351)

(a)

Conditionally redeemable preference shares

In May 2003, the FASB issued Statement No. 150 ("SFAS No. 150"), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.  SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity.  SFAS No. 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatory redeemable equity instruments and certain equity derivatives, but excluding preferred shares redeemable at the option of the holder.  SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003, and 2002
(Expressed in United States dollars)

14.

Differences in generally accepted accounting principles between Canada and the United States (continued)

(a)

Conditionally redeemable preference shares (continued)

Under U.S. GAAP, the preference shares are recorded entirely as equity, as the preference shares are not manditorily redeemable at a specified or determinable date or upon an event that is certain to occur.  The foreign currency gain or loss related to the debt portion of the preference shares recognized under Canadian GAAP is eliminated under U.S. GAAP as preference shares are classified entirely as equity under U.S. GAAP.

(b)

Accounting for intangible assets

Under U.S. GAAP, in process research and development acquired is expensed in the period of acquisition.  Under Canadian GAAP, costs related to the purchase of these intangibles are capitalized and amortized over an estimated life.  The Company has determined that the estimated life of the prototype related to the Ceramext process is two years, and the resulting amortization has resulted in an adjustment to income under U.S. GAAP.

(c)

Accounting for future income tax liability

Under U.S. GAAP, the sale of flow-through shares results in a liability being recognized for the excess of the purchase price paid by the investors over the fair value of common shares without the flow-through feature.  The fair value of the shares is recorded as equity.  When the tax deductibility of the expenditures is renounced, the liability is reversed and a future income tax liability is recorded for the amount of benefits renounced to third parties, accordingly an income tax expense.

Under Canadian GAAP, a future income tax liability is recorded for amount of benefits renounced to third parties, however this is treated as a reduction in share capital rather than an income tax expense.

15.

Subsequent event

Pursuant to a private placement announced in March 2005 and subject to regulatory approval, the Company expects to issue 18,360,000 units at a price of Cdn$0.50 per unit.  Each unit is comprised of one common share and one share purchase warrant, exercisable for two years at a price of Cdn$0.70.  A 4% finder's fee is payable on this financing.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003, and 2002
(Expressed in United States dollars)

16.

Consolidated Schedules of Research Costs

	Years ended December 31,
	2004	2003	2002

Ceramext Process Costs
Prototypes for research and consumable materials	$ 318,758	$ -	$ -
Ceramext technology licence fee and bench-scale research facility amortization	141,054	-	-
Consultants, contractors and hourly labour	281,845	24,054	-
Site costs	29,576	-	-
Engineering salaries	204,904	-	-
Transportation	22,494	-	-
Incurred during the year	$ 998,631	$ 24,054	$ -

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003, and 2002
(Expressed in United States dollars)

17.

Consolidated Schedules of Exploration Expenses

	Years ended December 31,
	2004	2003	2002
Idaho-Maryland Mine, California
Exploration costs
Assays and analysis	$ 70,016	$ 20,206	$ 226
Drilling	909,625	130,295	-
Geological and geochemical	731,152	407,152	81,265
Land lease and taxes	105,907	90,240	51,738
Mine planning	493,886	126,469	88,153
Site activities	418,982	177,731	16,382
Transportation	44,106	35,029	10,552
Incurred during the year	2,773,674	987,122	248,316

Rozan Property, British Columbia
Exploration costs
Assays and analysis	3,789	3,988	74
Geological and geochemical	(14,324)	55,754	335
Site activities	295	683	126
Transportation	1,460	75	-
Incurred during the year	(8,780)	60,500	535

Stewart Property, British Columbia
Exploration costs
Assays and analysis	-	592	4,849
Geological and geochemical	26,590	52,753	2,845
Site activities	312	167	536
Transportation	2,374	91	30
Incurred during the year	29,276	53,603	8,260

Jazz Property, British Columbia
Exploration costs
Assays and analysis	6,437	-	-
Drilling	58,786	-	-
Geological and geochemical	13,176	-	-
Transportation	3,477	-	-
Incurred during the year	81,876	-	-

Total Exploration Expenses	$ 2,876,046	$ 1,101,225	$ 257,111